PROSPECTUS Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-261711
89,684,845 Shares of Common Stock
7,666,667 Warrants

This prospectus relates to the registration of the Common Stock, par value $0.0001 per share (the “Common Stock”), of Solid Power, Inc. (f/k/a Decarbonization Plus Acquisition Corporation III, “Solid Power,” the “Company,” “we,” “us” or “our”) and warrants to purchase shares of Common Stock as described herein.
This prospectus relates to the offer by us, and the resale by the Selling Securityholders (as defined in “Selling Securityholders” below) of up to: (i) 7,666,667 shares of Common Stock issuable upon the exercise of an aggregate of 7,666,667 warrants held by Decarbonization Plus Acquisition Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former independent directors, each of which is exercisable at a price of $11.50 per share (collectively, the “Private Placement Warrants”) and (ii) 11,666,636 shares of Common Stock issuable upon the exercise of 11,666,636 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants,” and, collectively with the Private Placement Warrants, the “Warrants”).
This prospectus also relates to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock (the “Founder and Certain Legacy Holder Shares”) consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock beneficially owned by certain former stockholders of Solid Power Operating, Inc. (f/k/a Solid Power, Inc.; “Legacy Solid Power”), (ii) 19,500,000 shares of Common Stock purchased at Closing (as defined below) by a number of subscribers pursuant to separate subscription agreements (the “PIPE Shares”), (iii) 5,091,169 shares of Common Stock, which were issued upon the exercise of certain options to purchase shares of Common Stock, held by Douglas Campbell (the “Legacy Expiring Option Shares”), and (iv) 7,666,667 Private Placement Warrants.
The Selling Securityholders may sell any, all or none of the securities and we do not know when or in what amount the Selling Securityholders may sell their securities hereunder following the date of this prospectus. The Selling Securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell their securities in the section titled “Plan of Distribution” appearing elsewhere in this prospectus.
We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders. We will receive proceeds from the exercise of the Warrants if the Warrants are exercised for cash. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more detail in the section titled “Use of Proceeds” appearing elsewhere in this prospectus.
Of the 89,684,845 shares of Common Stock that may be offered or sold by the Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 50,851,542 of those shares pursuant to our bylaws and/or other agreements further described in the sections titled “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus.
Our Common Stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SLDP” and our Public Warrants are listed on Nasdaq under the symbol “SLDPW.” On April 5, 2022, the last quoted sale price for our Common Stock as reported on Nasdaq was $9.75 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $2.60 per warrant.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 8 of this prospectus.
You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 5, 2022.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the selling securityholders hereunder may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such selling securityholders of the securities offered by them described in this prospectus.
Neither we nor the selling securityholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling securityholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling securityholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”
MARKET AND INDUSTRY DATA
We obtained the industry and market data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, publicly available information and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In addition, while we believe the industry and market data included in this prospectus is reliable and based on reasonable assumptions, such data involve material risks and other uncertainties and is subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.
TRADEMARKS
Our logo and trademark appearing in this prospectus are our property. This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

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PROSPECTUS SUMMARY
This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Common Stock and Warrants. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Corporate History and Background
On December 8, 2021 (the “Closing Date”), Solid Power, Inc., a Delaware corporation, consummated its previously announced business combination pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated June 15, 2021 (as amended, the “Business Combination Agreement”), by and among the Company, DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Legacy Solid Power, following the approval at a special meeting of the stockholders of the Company held on December 7, 2021 (the “Special Meeting”). Decarbonization Plus Acquisition Corporation III prior to the business combination (as defined below) is referred to herein as “DCRC.”
Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Solid Power, with Legacy Solid Power surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “business combination”). On the Closing Date, the Company changed its name from “Decarbonization Plus Acquisition Corporation III” to “Solid Power, Inc.”
In connection with the closing of the business combination (the “Closing”), and subject to the terms and conditions of the Business Combination Agreement, each outstanding share of Legacy Solid Power’s common stock (including shares of Legacy Solid Power common stock resulting from the conversion of each share of Legacy Solid Power’s preferred stock and the shares issuable upon the exercise of all of its outstanding warrants) was canceled and converted into the right to receive the number of shares of the Company’s Common Stock (as defined below) based on an exchange ratio equal to approximately 3.182 (the “Exchange Ratio”), and each outstanding Legacy Solid Power option was converted into a Company option based on the Exchange Ratio applicable to shares of Legacy Solid Power common stock. At the Closing, the Company issued an aggregate of 104,518,159 shares of Common Stock to the equityholders of Legacy Solid Power and the Legacy Solid Power optionholders held options in the Company to receive an aggregate 34,407,949 shares of Common Stock, subject to payment of the applicable exercise price and, in certain circumstances, vesting obligations.
Furthermore, in connection with the business combination, (i) all shares of DCRC’s Class A common stock prior to the business combination were re-designated as “common stock, par value $0.0001 per share” of the Company and (ii) all 40,000 shares of the Company’s Class B common stock were converted, on a one-for-one basis, into an equivalent number of shares of Common Stock.
On the Closing Date, a number of purchasers (the “PIPE Investors”), including certain of the Company’s equityholders and commercial partners, purchased from the PIPE Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $195 million (the “PIPE Financing”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into on June 15, 2021 or October 27, 2021. Pursuant to the Subscription Agreements, the Company gave certain registration rights to the PIPE Investors with respect to the PIPE Shares.
Prior to the Closing, DCRC had $1,500,000 outstanding under working capital loans from the Sponsor, which, in connection with the Closing, the Sponsor elected to convert into 1,000,000 warrants to purchase shares of Common Stock at a price of $1.50 per warrant, which warrants are included in the 7,666,667 Private Placement Warrants registered by the registration statement of which this prospectus is a part. The working capital warrants are identical to the private placement warrants issued to the Sponsor in a private placement consummated simultaneously with the Company’s initial public offering, including as to exercise price, exercisability and exercise period.

Overview
Solid Power is developing all-solid-state battery cell technology that replaces the liquid or gel polymer electrolyte used in conventional lithium-ion battery cells with a sulfide-based solid electrolyte. Our sole focus is on the development and commercialization of all-solid-state battery cells and solid electrolyte materials, which we are currently developing for the fast-growing battery-powered electric vehicle market.
We are currently producing 0.2, 2, and 20 ampere-hour (“Ah”) high-content silicon all-solid-state battery cells (“Silicon EV Cells”) using established manufacturing processes on our initial pilot production line. We are currently constructing a second pilot production line (the “EV Line”) at our headquarters in Louisville, Colorado. The EV Line has been designed to produce 60 to 100 Ah all-solid-state battery cells, which we refer to as EV-scale. We expect to begin producing EV-scale cells during the third quarter of 2022. In addition, we are constructing a second facility in Thornton, Colorado primarily to expand our sulfide-based electrolyte production capability. We expect this facility to be brought on-line in the second half of 2022.
We are developing our All-Solid-State Platform to meet the performance and cost demands from both consumers and automotive original equipment manufacturers (“OEMs”), with the goal of outperforming the best performing liquid or gel electrolyte-based lithium-ion technologies in driving range, battery life, safety, and cost. We have partnered with industry leaders, such as Ford Motor Company (“Ford”), BMW of North America LLC (“BMW”), and SK Innovation Co., Ltd. (“SK Innovation”), to refine and validate our all-solid-state cell designs and the sulfide-based solid electrolyte we manufacture at our headquarters in Louisville, Colorado.
In recent years, liquid electrolyte-based lithium-ion technology made considerable strides to increase stored energy while lowering costs; however, we believe that current technology is approaching its practical limits. To reach mass adoption where a majority of new passenger vehicles are electrified, we believe battery cell technology must take a big step to address the limitations of traditional lithium-ion battery technology. Specifically, we are developing our all-solid-state battery cell technology with the goal to improve, among other things:
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Driving range through increased energy by enabling higher capacity electrodes that are otherwise not considered viable in a traditional lithium-ion battery cell.

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Battery life through higher temperature stability compared to traditional lithium-ion and hybrid battery cells.

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Safety of electric vehicle batteries through the removal of flammable and volatile liquids and gels from the battery cells.

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Cost through simplifying the manufacturing process and removal or reduction of battery pack cooling systems and pack-level safety features typically seen in traditional lithium-ion battery packs.

Our business model comprises two strategic elements:
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Licensing our all-solid-state battery cell designs and manufacturing know-how to our commercialization partners.

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Selling our proprietary sulfide-based solid electrolyte material.

We believe this business model creates the possibility of multiple revenue streams and distinguishes us from many of our competitors. Longer-term, we endeavor to be a leading producer and distributor of sulfide-based solid electrolyte material, which may be employed both in powering all-solid-state battery cells in electric vehicles and in other commercial applications. By not needing to construct capital intensive battery manufacturing facilities, which are commonly referred to as gigafactories, we believe we can be “capital light” compared to other development-stage battery companies that plan to produce their battery designs in-house.
As a development-stage company, we have historically generated revenue through research and development performance on government contracts and grants as well as a small volume of sales of our cells and materials into non-commercial markets. These activities have funded a limited portion of our research and development activities to date. In addition, we have been able to secure additional liquidity to support our efforts through various financing transactions. In May 2021, we announced a $135.6 million Series B investment round (the “Series B Financing”), led by BMW Holding B.V. (“BMW Holding”) and Ford. In conjunction with this capital infusion, we also announced an expansion of our joint development agreements (“JDAs”) with BMW and Ford to develop all-solid-state battery cells for future electric vehicles. In December 2021, we completed the business combination, the result of which is we secured $495 million, net of transaction expenses, of additional capital to pursue our research and development activities. See “Explanatory Note” above.
With the delivery of hundreds of roll-to-roll pilot production line-produced battery cells that were tested by automotive OEMs and top tier battery manufacturers as consistent with our in-house testing results, we believe we are a leader in the development of all-solid-state battery cells. The cell manufacturing processes we have developed use equipment that is already used globally for high volume traditional lithium-ion battery cell production. If we are able to commercialize our processes, we anticipate this will enable manufacturers of our all-solid-state battery cells to meet volume and cost requirements of OEMs with less capital investment than would be required to scale their operations to implement new production methodologies that may be developed by our competitors.
Our Silicon EV Cell and lithium metal anode cell (“Lithium Metal EV Cell”) designs use many of the materials that are standard in today’s lithium-ion battery cells, specifically in the cathode. Our third cell design, conversion reaction cathode cells (“Conversion Reaction Cell”), which is earlier in the research and development cycle than our Silicon EV Cell and Lithium Metal EV Cell designs (see “— Current Research and Development” below), is targeted to include a cathode that is free of nickel and cobalt, which could cut cathode active material costs by up to 90%.
Our core sulfide-based solid electrolyte technology uses earth-abundant materials. We currently produce up to 1.2 metric tons per year of our proprietary sulfide-based solid electrolyte and are working toward meeting our goal of being able to produce at the rate of 30 metric tons per year in 2022. We have plans to produce 40,000 metric tons of sulfide-based solid electrolyte per year to support commercial production of approximately 800,000 electric vehicles using our all-solid-state battery cell design by 2028.
Our long-standing partnerships with BMW and Ford have allowed us to rapidly achieve research and development milestones on our path to commercialization. Our goal is to provide these partners with the technology to secure all-solid-state battery cells for their future battery powered electric vehicles. Ford recently announced an increase in its investment into electrification of its fleet from $22 billion to $30 billion and expressed its belief that 40% of its vehicle sales in 2030 will be electrified. BMW similarly announced that it expects to produce 25 electrified models in 2023 and deliver two million electric vehicles to its customers by the end of 2025.
Our principal executive offices are located at 486 S. Pierce Avenue, Suite E, Louisville, Colorado 80027, and our telephone number is (303) 219-0720. Our website is https://www.solidpowerbattery.com. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. The following is a summary of the principal risks we face:
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It will be challenging to develop all-solid-state battery cells capable of production at volume and with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. Delays or failures in accomplishing particular development objectives may postpone or prevent us from generating revenues from the licensing of our battery cell technology or sales of our sulfide-based solid electrolytes.

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If our all-solid-state battery cells fail to perform as expected, our ability to develop, market, and license our technology could be harmed.

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We may not succeed in developing all-solid-state battery cells for commercialization under our JDAs within the time parameters specified therein. If we do not meet the milestones in certain JDAs, our partners may terminate them without liability to us. Termination of a JDA by a partner, particularly a key partner like Ford, BMW or SK Innovation, could impair our reputation and prospects materially.

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The non-exclusive nature of our JDAs exposes us to the risk that our partners may elect to pursue other battery cell technologies, which likely would impair our revenue generating ability.

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Our business depends on our ability to manage our relationships with existing and future partners. We may not succeed in managing these business relationships, which could slow our development progress and impair our business prospects.

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We have not reached any commercial agreement with our partners on economic terms for the supply of our all-solid-state battery cell technology or sale of sulfide-based solid electrolytes. As a result, our projections of revenue and other financial results are uncertain.

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The terms of certain JDAs permit our partners to share in the intellectual property developed through the research and development efforts required under our particular agreements with them. Our ability to share developments gained through the course of performance of a particular JDA with our other partners may be limited in certain circumstances. In certain circumstances, our partners may be able to exploit certain of the intellectual property developed under their respective JDAs in ways that are detrimental to us.

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If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

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If solid-state battery cell technology does not become widely accepted, we may not be successful in generating revenues from the manufacture and sale of our sulfide-based solid electrolytes.

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The battery cell market continues to evolve and is highly competitive, and we may not be successful in competing in this market or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

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We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.

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We rely heavily on owned and exclusively-licensed intellectual property, which includes patent rights, trade secrets, copyright, trademarks, and know-how. If we are unable to protect and maintain access to these intellectual property rights, our business and competitive position would be harmed.

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We have not performed exhaustive searches or analyses of the intellectual property landscape of the battery industry; therefore, we are unable to guarantee that our technology, or its ultimate integration into electric vehicle battery packs, does not infringe intellectual property rights of third parties. We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

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We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.

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We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.

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Most of our management does not have experience in operating a public company.

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Our auditors identified a material weakness in our internal control over financial reporting as of December 31, 2021. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.

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We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

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From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

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We are subject to substantial regulation, and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

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We are subject to various existing and future environmental health and safety laws, which may result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.

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Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could cause the market price of our common stock to drop significantly.

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Delaware law and provisions in our second amended and restated certificate of incorporation of Solid Power (the “Second A&R Charter”) and amended and restated bylaws (“Bylaws”) might delay, discourage or prevent a change in control of the Company or changes in our management, thereby depressing the market price of our common stock and warrants.

Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

THE OFFERING
Issuance of Common Stock
Shares of our Common Stock outstanding prior to exercise of all Warrants
172,649,157 shares
Shares of our Common Stock that may be issued upon exercise of all Warrants
19,333,303 shares
Use of Proceeds
We will not receive any proceeds from the sale of our Common Stock and Warrants offered by the Selling Securityholders (the “Securities”). We will receive up to an aggregate of approximately $222.5 million, which includes the cash we received upon exercise of the options with respect to the Legacy Expiring Option Shares and assumes the exercise in full of all of the Warrants for cash. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes. See the section titled “Use of Proceeds” for more information.
Resale of Common Stock and Warrants
Shares of Common Stock offered by the Selling Securityholders hereunder (representing the Founder and Certain Legacy Holder Shares, the PIPE Shares, the Legacy Expiring Option Shares which have been exercised and the shares of Common Stock that may be issued pursuant to the exercise of the Warrants
89,684,845 shares
Warrants offered by the Selling Securityholders hereunder (representing the Private Placement Warrants)
7,666,667 Warrants
Redemption
The Public Warrants are redeemable in certain circumstances. See the section titled “Description of Capital Stock — Warrants” for further discussion.
Risk Factors
See the section titled “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Common Stock and Warrants.
Nasdaq Symbol
“SLDP” for our Common Stock and “SLDPW” for our Public Warrants.
Lock-Up Restrictions
Of the 89,684,845 shares of Common Stock that may be offered or sold by Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 50,851,542 of those shares. Specifically, pursuant to our bylaws and the Sponsor Letter (as described in “Certain Relationships and Related Party Transactions”), other than for certain permitted transfers: (i) subject to certain mutual waiver rights, stockholders of Legacy Solid Power that received shares of our Common Stock issued or that are issuable in exchange for Legacy Solid Power securities or options may not be transferred, and the holder thereof may not make a public announcement of any intention to transfer any such shares of Common Stock, before the earliest of (a) June 6, 2022, (b) the termination, expiration or waiver of the Founder Shares Lock-up Period (as defined below), and (c) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in the holders of our Common Stock having the right to exchange their Common Stock for cash, securities or other property (the “Legacy Solid Power Lock-Up Period”); (ii) the Sponsor and certain individuals, each of whom was a member of DCRC’s board or management team prior to the Closing, may not transfer, or make a public announcement of any intention to transfer any Founder Shares (as defined below) until the earliest of (a) December 8, 2022, (b) if the last sale price of our Common Stock equals or exceeds $12.00 per share (subject to customary adjustments) for any 20 trading days within any 30 trading day period commencing on May 7, 2022 and (c) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in the holders of our Common Stock having the right to exchange their Common Stock for cash, securities or other property (the “Founder Shares Lock-Up Period” and, together with the Legacy Solid Power Lock-Up Period, the “Lock-Up Periods”).
The number of shares of Common Stock outstanding is based on 172,649,157 shares of Common Stock as of March 15, 2022 and excludes the following, in each case as of March 15, 2022:
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29,316,780 shares of our Common Stock issuable upon the exercise of outstanding options under the Solid Power, Inc. 2014 Equity Incentive Plan (the “2014 Plan”), which were assumed by the Company in connection with the merger, with a weighted average exercise price of $1.87 per share, 5,091,169 shares of which have been registered in the registration statement of which this prospectus is a part;

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7,666,667 shares of our Common Stock issuable upon the exercise of Private Placement Warrants to purchase shares of our Common Stock, with an exercise price of $11.50 per share;

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11,666,636 shares of our Common Stock issuable upon the exercise of Public Warrants to purchase shares of our Common Stock, with an exercise price of $11.50 per share;

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27,277,899 shares of our Common Stock reserved for future issuance under the Solid Power, Inc. 2021 Equity Incentive Plan (the “2021 Plan”); and

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5,463,579 shares of our Common Stock reserved for future issuance under the Solid Power, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”).

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our Common Stock and Warrants could decline, and you could lose part or all of your investment.
Risks Related to Development and Commercialization
It will be challenging to develop all-solid-state battery cells capable of production at volume and with acceptable performance, yields and costs. The pace of development in materials science is often not predictable. Delays or failures in accomplishing particular development objectives may postpone or prevent us from generating revenues from the licensing of our battery cell technology or sales of our sulfide-based solid electrolytes.
Our business depends on our ability to develop all-solid-state battery cells that outperform the lithium-ion batteries currently prevalent in electric vehicles. We expect to need at least four additional years of research and development and automotive qualification efforts before our cells will be advanced enough for us to realize material revenue generation from licensing agreements for our all-solid-state battery cells or reach commercial levels of sales of our sulfide-based solid electrolytes. Developing the technology and know-how to produce all-solid-state battery cells at scale and cost, and which meet the performance requirements for wide adoption by OEMs, is extremely challenging. We must overcome significant hurdles to complete development, validation and automotive qualification of our battery cells prior to being able to license or sell our technology to any customers. Some of the development hurdles that we need to overcome before licensing or selling our all-solid-state battery cell technology to customers include:
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increasing the volume, yield, reliability and uniformity of our electrode layers, separators and cells;

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increasing the size and layer count of our multi-layer cells;

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developing manufacturing techniques to produce the volume of cells needed for customer applications;

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understanding optimization requirements for high volume manufacturing equipment;

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designing and engineering packaging to ensure adequate cycle life (i.e., the number of charge and discharge cycles that a battery cell can sustain until its capacity falls below 80% of the original capacity);

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reducing cost of production; and

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meeting the rigorous and challenging specifications required by our customers, and ultimately OEMs and cell manufacturers, including but not limited to, battery life, energy density, abuse testing, charge rate, cycle life, stack pressure, and operating temperature.

We expect to encounter engineering challenges as we increase the dimensions and throughput of components and cells. To achieve target energy levels, we need to increase the layer-count and dimensions of our current electrodes, which are enclosed within a single battery package. We have built and tested both ten-layer cells and 22-layer cells. In order to be commercially viable, we expect our cells will need to have at least 40 layers, our cells will need to be capable of being produced at a high yield without compromising performance, and we will have to solve related packaging challenges in a way that is scalable and at an acceptable cost. If we are not able to overcome these engineering and mechanical hurdles, we may not succeed in licensing our all-solid-state battery cell technology or selling our sulfide-based solid electrolytes to customers as needed to continue our business and may result in damage to our business, prospects, financial condition, operating results and brand.

Even if we complete development and succeed in entering into license agreements, we may not start to generate revenues from such agreements until our customers have retrofitted or constructed and deployed facilities to build our all-solid-state battery cells at scale. Any delay in the development, automotive qualification or third-party manufacturing scale-up of our all-solid-state battery cells would negatively impact our business as it will delay time to revenue. It may also negatively impact end-user relationships, including OEMs. Significant delays in providing licenses to our technology would materially damage our business, prospects, financial condition, operating results and brand.
If our all-solid-state battery cells fail to perform as expected, our ability to develop, market, and license our technology could be harmed.
Our battery cell architecture is inherently complex and incorporates technology and components that have not been used in commercial battery cell production. We anticipate that our research and development efforts will extend in an iterative process even beyond the time at which we initially deliver our all-solid-state battery cells to OEMs for validation. The continuous need to refine and optimize our products will require us to continue to perform extensive and costly research and development efforts even after the initial delivery of our cells to OEMs. For instance, we may learn from these validation efforts that our cells contain defects or errors that cause the cells not to perform as expected. Fixing any such problems may require design changes or other research and development efforts, take significant time, and be costly. There can be no assurance that we will be able to detect and fix any defects in our all-solid-state battery cell architecture. If our cell design fails to perform as expected, we could lose licensing contracts and customers of our sulfide-based solid electrolytes.
In addition, because we have a limited frame of reference from which to evaluate the long-term performance of our all-solid-state battery cell design, it is possible that issues or problems will arise once our technology has been deployed for a longer period. If our customers determine our technology does not perform as expected, they may delay deliveries, terminate further orders, or initiate product recalls, each of which could adversely affect our business, prospects, and results of operations.
We may not succeed in developing all-solid-state battery cells for commercialization under our JDAs within the time parameters specified therein. If we do not meet the milestones in certain JDAs, our partners may terminate them without liability to us. Termination of a JDA by a partner, particularly a key partner like Ford, BMW or SK Innovation, could impair our reputation and prospects materially.
We have entered into non-exclusive JDAs, including with Ford, BMW and SK Innovation, to collaborate on the research and development of our all-solid-state battery cells. The terms of some of these JDAs generally require us to continue our research and development of all-solid-state battery cells and component materials such that our products are capable of being deployed in electric vehicles within the next few years. There is no assurance that we will be able to complete research and development in the time frame required by the JDAs and if we are unable to, our partners may terminate their participation in the JDAs. Given the importance to us of these relationships, the termination of a JDA by a partner could impair our reputation and prospects materially.
The non-exclusive nature of our JDAs exposes us to the risk that our partners may elect to pursue other battery cell technologies, which likely would impair our revenue generating ability.
Our OEM partners are motivated to develop and commercialize improved battery cell technologies. To that end, our partners have invested, and are likely to continue to invest in the future, in their own development efforts and, in certain cases, in JDAs with our current and future competitors. If other technology is developed more rapidly than our all-solid-state battery cells, or if such competing technologies are determined to be more efficient or effective than our all-solid-state battery cells, our partners may elect to adopt and install a competitor’s battery cell technology or products over ours, which could materially impact our business, financial results, and prospects.

Our business depends on our ability to manage our relationships with existing and future partners. We may not succeed in managing these business relationships, which could slow our development progress and impair our business prospects.
Our OEM partners may have economic, business, or legal interests or goals that are inconsistent with ours. As a result, it may be challenging for us to resolve issues that arise in respect of the performance of our JDAs, and in particular as any issue might impact development work underway under the JDAs. Any significant disagreements with them, and especially if we become dependent on that OEM partner for our research and development efforts, may impede our ability to maximize the benefits of our partnerships and slow the commercial roll-out of our all-solid-state battery cell designs. In addition, if our partners are unable or unwilling to meet their economic or other obligations under the JDAs, we may be required to fulfill those obligations alone, which could delay research and development progress and otherwise negatively impact our business and financial results. Furthermore, the relationships we have with our existing partners and the rights our partners’ rights have under their respective JDAs, may deter other automotive OEMs and cell manufacturers from working with us. If we are not able to expand our other customer relationships, our business and prospects could be materially harmed.
We have not reached any commercial agreement with our partners on economic terms for the supply of our all-solid-state battery cell technology or sale of sulfide-based solid electrolytes. As a result, our projections of revenue and other financial results are uncertain.
Our JDAs provide a framework for our cooperation, and certain of the JDAs contemplate that we will enter into additional arrangements with our partners for the purchase and pricing of sulfide-based solid electrolyte materials for integration into our all-solid-state battery cell design, as well as licensing our all-solid-state battery cell technology to cell producers. We have not reached agreement on key commercial terms with any of these partners and the structure for realizing the monetary value of our products is unknown. There can be no assurance that we will be able to agree with our partners on these key elements or that any terms will be financially beneficial for us.
The terms of certain JDAs permit our partners to share in the intellectual property developed through the research and development efforts required under our particular agreements with them. Our ability to share developments gained through the course of performance of a particular JDA with our other partners may be limited in certain circumstances. In certain circumstances, our partners may be able to exploit certain of the intellectual property developed under their respective JDAs in ways that are detrimental to us.
Certain of our JDAs provide that, among other things, (i) any intellectual property jointly developed will be owned by both parties, with each party having the right to license that intellectual property to third parties in connection with the development of such party’s products, (ii) each party retains sole ownership of previously or independently developed intellectual property, and (iii) the partner receives a license to our solely developed intellectual property under the JDA for use in the partner’s products. Furthermore, to the extent a development we make jointly with one of our partners involves such partner’s previously developed intellectual property, we may not be able to use any information gleaned in the course of performance under the JDA with such partner in performance of our other partners’ JDAs, which could prevent us from scaling the development or deploying it in work with all of our partners. There are no assurances we will maintain the access we need to any intellectual property of our partners or that any jointly developed intellectual property will be adequately protected, or that our partners will not seek to capitalize on jointly developed intellectual property for their sole benefit, such as through licensing agreements or other contractual arrangements they may enter with third parties that do not benefit us. In certain of our JDAs to date, we have agreed that our partners would receive certain rights to our intellectual property in certain circumstances, including if we were to fail to perform under commercial agreements that we may enter into in the future or otherwise abandon our business following the execution of such commercial agreements. If those provisions are triggered, certain of our partners may receive perpetual, irrevocable, royalty-free licenses to portions of our intellectual property, which may limit the profitability and competitive advantage offered by our intellectual property and adversely affect our revenue.
We have only conducted preliminary safety testing on our prototype all-solid-state battery cells. Our all-solid-state battery cells will require additional and extensive safety testing prior to being installed in electric vehicles.
To achieve acceptance by automotive OEMs, our anticipated commercial-sized all-solid-state battery cells will have to undergo extensive safety testing. We cannot assure you such tests will be successful, and we may identify different or new safety issues in our development of EV-scale cells that have not been present in our prototype cells. If we have to make design changes to address any safety issues, we may have to delay or suspend commercialization, which could materially damage our business, prospects, financial condition, operating results and brand.
We are subject to risks relating to the construction and development of facilities for our short-term research and development and long-term production requirements.
Our business model contemplates that we will construct additional facilities for research and development and eventually sulfide-based solid electrolyte manufacturing. In the near-term, we are constructing a facility for advanced research and development and scaling of our sulfide-based solid electrolyte material production. In the longer-term, and in connection with potential supply agreements, we will need to construct facilities to produce commercial volumes of our sulfide-based solid electrolyte. We have not secured a location or obtained the necessary licenses or permits for commercial-level sulfide-based solid electrolyte manufacturing facilities. In connection with constructing these facilities, we will need to identify and acquire the land or obtain leases for suitable locations appropriately zoned for activities involving hazardous materials, which will limit where we are able to locate our facilities and may require us to pay a premium for any such real estate. If we fail to do so, or otherwise encounter delays or lose necessary consents, permits, licenses, or commercial agreements, we could face delays or terminations of construction or development activities. If our planned facilities do not become operable on schedule, or at all, or become inoperable, production of our battery cells and our business will be harmed.
We are subject to risks relating to production scale manufacturing of our all-solid-state battery cells through partners in the longer term.
Our business plan contemplates top tier battery cell suppliers and automotive OEMs will manufacture our all-solid-state battery cells pursuant to licensing agreements with us. A component of our plan is to develop our products in such a way as to enable our manufacturing partners to utilize existing lithium-ion battery cell manufacturing processes and equipment. While we believe our development of a manufacturing process compatible with existing lithium-ion battery cell manufacturing lines provides significant competitive advantages, modifying or constructing these lines for production of our products could be more complicated or present significant challenges to our manufacturing partners that we do not currently anticipate. As with any large-scale capital project, any modification or construction of this nature could be subject to delays, cost overruns or other complications. Any failure to commence commercial production on schedule likely would lead to additional costs and could delay our ability to generate meaningful revenues. In addition, any such delay could diminish any “first mover” advantage we aim to attain, prevent us from gaining the confidence of OEMs and open the door to increased competition. All of the foregoing could hinder our ability to successfully launch and grow our business and achieve a competitive position in the market.
Collaboration with third parties to manufacture our all-solid-state battery cells reduces our level of control over the process. We could experience delays if our partners do not meet agreed upon timelines or experience capacity constraints. There is risk of potential disputes with partners, which could stop or slow battery cell production, and we could be affected by adverse publicity related to our partners, whether or not such publicity is related to such third parties’ collaboration with us. In addition, we cannot guarantee that our suppliers will not deviate from agreed-upon quality standards. Further, any partnerships with international third-party cell manufacturers or automotive OEMs could expose us to the political, legal and economic risks impacting the regions in which our partners’ manufacturing facilities are located, further reducing our control over the production process as we scale manufacturing.
We may be unable to enter into agreements with cell manufacturers on terms and conditions acceptable to us and therefore we may need to contract with other third parties or create our own commercial production capacity. We may not be able to engage other third parties or establish or expand our own production capacity to meet our needs on acceptable terms, or at all. The expense and time required to adequately complete any transition may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

We rely on complex equipment for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.
We rely heavily on complex equipment for our operations and the production of our all-solid-state battery cells. The work required to integrate this equipment into the production of our all-solid-state battery cells is time intensive and requires us to work closely with the equipment providers to ensure that it works properly with our proprietary technology. This integration involves a degree of uncertainty and risk and may result in the delay in the scaling up of production or result in additional cost to our all-solid-state battery cells.
Our current manufacturing facilities require, and we expect our future manufacturing facilities will require, large-scale machinery. Such machinery may unexpectedly malfunction and require repairs and spare parts to resume operations, which may not be available when needed. We do not expect to maintain any redundancies in our research and development facilities, so unexpected malfunctions of our production equipment may significantly affect our operational efficiency. In addition, because this equipment has historically not been used to build all-solid-state battery cells, the operational performance and costs associated with this equipment is difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and associated costs of remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.
Problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, in some cases operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. Any of these operational problems, or a combination of them could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.
Substantial increases in the prices for our raw materials and components, some of which are obtained from a limited number of sources where demand may exceed supply, could materially and adversely affect our business.
We rely on third-party suppliers for components and equipment necessary to develop our all-solid-state battery cells, including key supplies, such as lithium sulfide (“Li2S”), lithium nickel manganese cobalt oxide (“NMC”), silicon, lithium metal foil and manufacturing tools for our all-solid-state battery cells. We face risks relating to the availability of these materials and components, including that we will be subject to demand shortages and supply chain challenges and generally may not have sufficient purchasing power to eliminate the risk of price increases for the raw materials and tools we need. Further, certain components, including Li2S, are not currently produced at a scale we believe necessary to support our proposed commercial operations. To the extent that we are unable to enter into commercial agreements with our current suppliers or our replacement suppliers on favorable terms, or these suppliers experience difficulties meeting our requirements, the development and commercial progression of our all-solid-state battery cells and related technologies may be delayed.
Separately, we may be subject to various supply chain requirements regarding, among other things, conflict minerals and labor practices. We may be required to incur substantial costs to comply with these requirements, which may include locating new suppliers if certain issues are discovered. We may not be able to find any new suppliers for certain raw materials or components required for our operations, or such suppliers may be unwilling or unable to provide us with products.
Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our all-solid-state battery cells or sulfide-based solid electrolytes until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, governmental changes, transportation disruptions, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects. Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components or equipment for our all-solid-state battery cells or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.
We may be unable to adequately control the costs associated with our operations and the components necessary to build our all-solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our all-solid-state battery cells at scale, our business will be adversely affected.
We require significant capital to develop our all-solid-state battery cell technologies and expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution as we build our brand and market our technologies, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully develop and market our sulfide-based solid electrolytes and all-solid-state cells, but also to control our costs. If we are unable to efficiently design, appropriately price, sell and distribute our sulfide-based solid electrolytes and all-solid-state battery cell technologies, our anticipated margins, profitability and prospects would be materially and adversely affected.
If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.
Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lost their services. As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. Many of our technical personnel have been long-time employees and, following the business combination, hold stock options which are currently exercisable and significantly “in-the-money” at current market prices. Despite our efforts to retain them, these employees could decide to exercise such options and pursue other opportunities. Our success also depends on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could seriously harm our business and prospects.
In addition, we are highly dependent on the services of Douglas Campbell, our Chief Executive Officer, Derek Johnson, our Chief Operating Officer, and other senior technical and management personnel, including our other executive officers, who would be difficult to replace. If Mr. Campbell, Dr. Johnson, or other key personnel were to depart, we may not be able to successfully attract and retain the personnel necessary to grow our business.
Our corporate culture has contributed to our success and, if we cannot continue to foster this culture as we grow, we could lose the passion, creativity, teamwork, focus and innovation fostered by our culture.
We believe that our culture has been and will continue to be a key contributor to our success. As we grow and mature as a public company, we may find it difficult to maintain our corporate culture. If we do not continue to foster our corporate culture or maintain our core values as we grow and evolve, we may be unable to support the passion, creativity, teamwork, focus and innovation we believe we need to support our growth. Any failure to preserve our culture could negatively affect our ability to recruit and retain personnel and to effectively focus on and pursue our strategic objectives, which could, in turn, have an adverse impact on our business, results of operations and financial condition.
Our insurance coverage may not be adequate to protect us from all business risks.
We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results. Furthermore, although we plan to obtain and maintain insurance for damage to our property and the disruption of our business, this insurance may be challenging to obtain and maintain on terms acceptable to us and may not be sufficient to cover all of our potential losses.
Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events, including fire and explosions.
Our current and future development and manufacturing facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health pandemics and epidemics such as the ongoing COVID-19 pandemic, and other calamities. As an example, in December 2021, the Louisville, Colorado area was significantly affected by the Marshall fire, which destroyed a significant number of buildings and disrupted a number of businesses. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, explosions, floods, cyber-attacks (including ransomware attacks), typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to conduct our research and development activities as and on the timeline currently contemplated. These risks will remain particularly acute until we have completed the permitting and build-out of our second facility, which we expect will not occur until the third quarter of 2022 and may be further delayed.
The current conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences.
The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict may have further global economic consequences, including the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, uncertainty as to global energy sources, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia, as a retaliatory action, may launch cyberattacks against the United States, its government, infrastructure and businesses. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our common stock to be adversely affected.
We have been, and may in the future be, adversely affected by the global COVID-19 pandemic and/or any other pandemic.
We face various risks related to epidemics, pandemics, and other outbreaks, including the recent COVID-19 pandemic and/or any other pandemic. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery cell, electric vehicle and equipment manufacturers and suppliers and has led to a global decrease in battery cell and electric vehicle sales in markets around the world.
The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our employees, research and development activities and operations and the operations of our customers, suppliers, vendors and business partners. In addition, various aspects of our business cannot be conducted remotely, including many aspects of the research and development and manufacturing of our all-solid-state material and our all-solid-state battery cells. These measures, to the extent imposed by government authorities, may remain in place for a significant period of time and they may adversely affect our future research and development, manufacturing and building plans, business and results of operations. We may take further actions as may be required by government authorities or that we determine are in the best interests of our customers, employees, suppliers, vendors and business partners.

The extent to which the COVID-19 pandemic, or a future pandemic, impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, mutations in the virus, vaccine distribution and uptake, the impact on our customers, employees, and vendors, and how quickly and to what extent normal economic and operating activities can resume. Even as the COVID-19 pandemic subsides, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future.
There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain.
Risks Related to Industry and Market Trends
If solid-state battery cell technology does not become widely accepted, we may not be successful in generating revenues from the manufacture and sale of our sulfide-based solid electrolytes.
Our business plan contemplates that we will develop the necessary production capabilities to manufacture our sulfide-based solid electrolytes for sale to top tier battery suppliers and automotive OEMs that have determined to manufacture solid-state battery cells. If a market for sulfide-based solid-state battery cells does not develop in the time or to the level we anticipate, we might not be able to generate revenues from this product line. This may prevent us from achieving our financial projections or recouping the costs we expect to incur in scaling our production of our sulfide-based solid electrolytes.
The battery cell market continues to evolve and is highly competitive, and we may not be successful in competing in this market or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.
The battery cell market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our all-solid-state battery cell technology, a promising alternative to conventional lithium-ion battery cell technology. However, lithium-ion battery cell technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, traditional lithium-ion battery cell manufacturers may continue to reduce cost and expand supply of conventional batteries and, therefore, reduce the prospects for our business or negatively impact the ability for us to sell our products at a market-competitive price and yet at sufficient margins.
Many automotive OEMs are researching and investing in solid-state battery cell efforts and, in some cases, in battery cell development and production. We do not have exclusive relationships with any OEM to provide their future battery cell technologies, and it is possible that the investments made by these OEMs might result in technological advances earlier than, or superior in certain respect to, the all-solid-state battery cells we are developing. There are a number of companies seeking to develop alternative approaches to solid-state battery cell technology. We expect competition in battery cell technology and electric vehicles to intensify due to increased demand for these vehicles and a regulatory push for electric vehicles, continuing globalization, and consolidation in the worldwide automotive industry. As new companies and larger, existing vehicle and battery cell manufacturers enter the solid-state battery cell space, we may lose any perceived or actual technological advantage we may have in the marketplace and suffer a decline in our position in the market.
Furthermore, the battery cell industry also competes with other emerging or evolving technologies, such as natural gas, advanced diesel and hydrogen-based fuel cell powered vehicles. Developments in alternative technologies or improvements in batteries technology made by competitors may materially adversely affect the sales, pricing and gross margins of our products. As technologies change, we will attempt to upgrade or adapt our products to continue to provide products with the latest technology. However, our products may become obsolete or our research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology to effectively compete. If we are unable to keep up with competitive developments, including if such technologies achieve lower prices or enjoy greater policy support than the lithium-ion battery cell industry, our competitive position and growth prospects may be harmed. Similarly, if we fail to accurately predict and ensure that our all-solid-state battery cell technology can address customers’ changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our all-solid-state battery cells, our business will be harmed.
We must continue to commit significant resources to develop our all-solid-state battery cell technology in order to establish a competitive position, and these commitments must be made without knowing whether our investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our all-solid-state battery cells to market on a timely basis, or that products and technologies developed by others will not render our all-solid-state battery cells obsolete or noncompetitive, any of which would adversely affect our business and operating results.
We expect that automotive OEMs and top tier battery cell suppliers will be less likely to license our all-solid-state battery cells and/or incorporate our sulfide-based solid electrolytes if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, in order to build and maintain our business, we must instill and maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as:
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our limited operating history;

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market unfamiliarity with our products;

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delays in or impediments to completing or achieving our research and development goals;

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unexpected costs that automotive OEM and top tier cell partners may be required to incur to scale manufacturing, delivery and service operations to meet demand for electric vehicles containing our technologies or products;

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competition and uncertainty regarding the future of electric vehicles;

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the development and adoption of competing technologies that are less expensive and/or more effective than our products; and

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our eventual production and sales performance compared with market expectations.

Our future growth and success are dependent upon consumers’ willingness to adopt electric vehicles.
Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and electric vehicles in particular. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for electric vehicles in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.
We may not succeed in attracting customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract customers.
We may not succeed in attracting customers during our development stage or for high volume commercial production. Customers may be wary of unproven products or not be inclined to work with less established businesses. In addition, if we are unable to attract new customers in need of high-volume commercial production of our products, our business will be harmed.
Automotive OEMs are often large enterprises. Therefore, our future success will depend on our or our partners’ ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our products.
Automotive OEMs that are large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, and demand that vendors take on a larger share of risks. All of these factors can add further risk to business conducted with these potential customers.
We may not be able to accurately estimate the future supply and demand for our all-solid-state battery cells and/or our sulfide-based solid electrolytes, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our all-solid-state battery cells and/or our sulfide-based solid electrolytes or our ability to develop, manufacture, and deliver such products, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our all-solid-state battery cells and/or our sulfide-based solid electrolytes to our potential customers could be delayed, which would harm our business, financial condition and operating results.
Risks Related to Intellectual Property
We rely heavily on owned and exclusively-licensed intellectual property, which includes patent rights, trade secrets, copyright, trademarks, and know-how. If we are unable to protect and maintain access to these intellectual property rights, our business and competitive position would be harmed.
We may not be able to prevent unauthorized use of our owned and exclusively-licensed intellectual property, which could harm our business and competitive position. We rely on a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights and competitive advantage in our proprietary technologies. In addition, we seek to protect our intellectual property rights through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties, including our vendors, customers, partners, and consultants, have and may in the future attempt to copy or otherwise obtain and use our intellectual property without our consent or may decline to license or defend necessary intellectual property rights to us on terms favorable to our business. In addition, our technology and intellectual property may be subject to theft or compromise via more indirect routes. For example, our products or components thereof may be reverse engineered by partners, customers or other third parties, which could result in our patents being infringed or our know-how or trade secrets stolen.
Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could require involvement of the licensor, be time-consuming and expensive, and could divert management’s attention, all of which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our proprietary technologies. A significant portion of our patent rights have been obtained through exclusive licenses. Because we do not own those patent rights, we have less control over their maintenance and enforcement, which could harm our ability to maintain any competitive advantage those patent rights provide.
Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be impossible outside of the United States. Failure to adequately protect our owned and exclusively-licensed intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue and reputational harm caused by inferior products offered by third parties, which would adversely affect our business, prospects, financial condition and operating results.
There are risks to our intellectual property based on our international business operations.
There are risks to technology and intellectual property that may result from us conducting business outside the United States, particularly in jurisdictions that do not have comparable levels of protection of corporate proprietary information and assets such as intellectual property, trademarks, and trade secrets. For instance, we may be exposed to material risks of theft of proprietary technology and other intellectual property, including technical data, business processes, production processes, formulas, data sets or other sensitive information. While these risks are common to many companies, conducting business in certain foreign jurisdictions, housing technology, data and intellectual property abroad, or licensing technology to foreign partners may present more significant exposure.
Our patent applications may not result in issued patents, which would result in the disclosures in those applications being available to the public. Also, our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with commercialization of our products.
Our patent portfolio includes some patent applications. Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to our products to our disadvantage. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology, which could prevent us from obtaining a patent. In addition to those who may claim priority, any of our future or existing patents or pending patent applications (including those we have rights to under exclusive license) may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries may be subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.
We have not performed exhaustive searches or analyses of the intellectual property landscape of the battery industry; therefore, we are unable to guarantee that our technology, or its ultimate integration into electric vehicle battery packs, does not infringe intellectual property rights of third parties. We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.
Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell, license, lease or market our products or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from third parties relating to whether we are infringing their intellectual property rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to batteries may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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cease selling, leasing, incorporating or using products that incorporate the challenged intellectual property;

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pay substantial damages;

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materially alter our research and development activities and proposed production processes;

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obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; or

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redesign our battery cells at significant expense.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to continue to use the technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs, negative publicity, reputational harm and diversion of resources and management’s attention.
We also license patents and other intellectual property from third parties, and we may face claims that our use of this intellectual property infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them as permitted by our license agreements. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.
Risks Related to Our Limited Operating History
Our business model has yet to be tested and any failure to execute on our strategic plans, including commercialization, would have a material adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.
Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital requirements of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.
It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results, prospects and financial position could be materially affected. Furthermore, our financial performance in one period may not be indicative of financial performance in future periods. The projected financial information appearing elsewhere in this prospectus was prepared by management and reflects current estimates of future performance. The projected results depend on the successful implementation of management’s growth strategies and are based on assumptions and events over which we have only partial or no control. In particular, our projected results are heavily reliant on our ability to license our all-solid-state battery cells and sell our sulfide-based solid electrolytes. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, and political or other changes.
We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses for the foreseeable future.
We incurred an operating loss of approximately $26.5 million for the year ended December 31, 2021 and an accumulated deficit of approximately $9.5 million from our inception in 2012 through December 31,

2021. We believe that we will continue to incur operating losses each quarter until the time significant production of our all-solid-state battery cells or sales of our sulfide-based solid electrolytes begins, which is not expected to occur until at least 2026, and may occur later.
We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our materials and all-solid-state battery cells; expand our research and development activities; invest in additional research and development and manufacturing facilities and capabilities; build up inventories of raw materials and other components; commence sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.
We may require additional capital to support business growth, and this capital might not be available on commercially reasonable terms or at all.
We may need additional capital before we commence generating material revenues, and it may not be available on acceptable terms, if at all. For example, our capital budget assumes, among other things, that our development timeline progresses as planned and our corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein.
More specifically, our capital expenditures and operating and development requirements have increased materially as we accelerate our research and development efforts and scale up production operations with our partners and incur expenses as a public company, including insurance, financial reporting, legal, and audit costs. As we work toward commercialization, we expect our operating expenses will increase substantially due to increased headcount and other general and administrative expenses necessary to support a rapidly growing public company.
As a result, we may need to access the debt and equity capital markets to obtain additional financing in the future. However, these sources of financing may not be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including:
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market conditions;

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the level of success we have experienced with our research and development programs;

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our operating performance;

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investor sentiment; and

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our ability to incur additional debt in compliance with any agreements governing our then-outstanding debt.

These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, references or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution. If we are unable to generate sufficient funds from operations or raise additional capital, we may be forced to take actions to reduce our capital or operating expenditures, including by not seeking potential acquisition opportunities, eliminating redundancies, or reducing or delaying our production facility expansions, which may adversely affect our business, operating results, financial condition and prospects.
If we fail to effectively manage our future growth, we may not be able to market and license the technology and know-how to manufacture our all-solid-state battery cells or sell our sulfide-based solid electrolyte successfully.
We intend to use our cash on hand to expand our operations significantly, with a view toward accelerating our research and development activities and positioning our company for potential commercialization of our technologies. In connection with these efforts, we anticipate hiring, retaining and training personnel, establishing manufacturing plants and other facilities, and implementing administrative infrastructure, systems and processes. That said, our management team has considerable discretion in the application of the funds available to us. We may invest these funds in a manner that does not result in a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the cash we hold in a manner that does not produce income or that loses value. If we cannot manage our growth effectively, including by controlling our expenditures for these initiatives to the greatest extent possible, our business could be harmed.
Most of our management does not have experience in operating a public company.
Most of our executive officers do not have experience in the management of a publicly traded company. Our management team may not successfully or effectively manage being a public company subject to significant regulatory oversight and reporting obligations under federal securities laws. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the policies, practices or internal controls over financial reporting required of public companies in the United States. As a result, we may be required to pay higher outside legal, accounting or consulting costs than our competitors, and our management team members may have to devote a higher proportion of their time to issues relating to compliance with the laws applicable to public companies, both of which might put us at a disadvantage relative to competitors.
We may not succeed in establishing, maintaining and strengthening our brand, which would materially and adversely affect customer acceptance of our technologies and our business, revenues and prospects.
Our business and prospects depend on our ability to develop, maintain and strengthen our brand. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Our current and potential competitors, including many battery cell manufacturers and automotive OEMs around the world, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.
Risks Related to Finance and Accounting
Our expectations and targets regarding the times when we will achieve various technical, pre-production and production-level performance objectives depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.
Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:
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success and timing of our development activity and ability to develop an all-solid-state battery cell that achieves our desired performance metrics and achieves the requisite automotive industry validations before our competitors;

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unanticipated technical or manufacturing challenges or delays;

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difficulties identifying or constructing the necessary research and development and manufacturing facilities;

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technological developments relating to lithium-ion, lithium-metal all-solid-state or other batteries that could adversely affect the commercial potential of our technologies;

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the extent of consumer acceptance of electric vehicles generally, and those deploying our products, in particular;

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competition, including from established and future competitors in the battery cell industry or from competing technologies such as hydrogen fuel cells that may be used to power electric vehicles;

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whether we can obtain sufficient capital when required to build our manufacturing facilities and sustain and grow our business;

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adverse developments in our partnership relationships, including termination of our partnerships or changes in our partners’ timetables and business plans, which could hinder our development efforts;

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our ability to manage our growth;

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whether we can manage relationships with key suppliers and the availability of the raw materials we need to procure from them;

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our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

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the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.
Additionally, we cannot predict market reaction or the impact on the market price of our common stock as we make announcements regarding our achievement or failure to achieve our objectives and/or milestones we have publicly disclosed. Any negative market reactions as we make such announcements could result in the volatility of the price of our common stock.
Incorrect estimates or assumptions by management in connection with the preparation of our financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.
The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenue or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenue and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over or understated, which could materially and adversely affect our business, financial condition and results of operations.
Our auditors identified a material weakness in our internal control over financial reporting as of December 31, 2021. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business and operating results.
As part of the independent audit of our 2020 and 2021 financial statements, we undertook a technical evaluation of our accounting of several financial instruments, including with respect to certain complex equity instruments and equity linked instruments and related earnings per share impacts. Our evaluation did not consider the applicable accounting guidance. As a result, our auditor issued a finding of a material weakness in internal controls over financial reporting related to the review of complex transactions for proper accounting treatment as our control environment would have failed to detect the misstatement prior to the financial statement issuance. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. Management continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. In the future, management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements.
In addition, beginning with our Annual Report for 2022, we will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the

Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) are significantly more stringent than those that were required of us as a privately held company. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.
If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, if we are unable to maintain compliance with securities law requirements regarding timely filing of periodic reports or applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result and we could become subject to litigation or investigations by the SEC or other regulatory authorities, which could require additional financial and management resources. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.
We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.
As a public company, we face increased legal, accounting, administrative and other costs and expenses that Legacy Solid Power did not face as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
Compliance with public company requirements increases costs and makes certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. For example, our board of directors (the “Board”) has committees that did not exist on the Legacy Solid Power board of directors and we have adopted new internal controls and disclosure controls and procedures. In addition, we will incur expenses associated with SEC reporting requirements. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. As a public company, it is also more expensive to obtain director and officer liability insurance. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to spend money that could otherwise be used on our research and development programs and to achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
Our ability to utilize our net operating loss and tax credit carryforwards to offset future taxable income may be subject to certain limitations.
In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating losses (“NOLs”) to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If we have experienced an ownership change at any time since our incorporation, we may be subject to limitations on our ability to utilize our existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, the business combination and future changes in our stock ownership, which may be outside of our control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our pre-change NOLs and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us.
There is also a risk that changes in law or regulatory changes may result in suspensions on the use of NOLs or tax credits, possibly with retroactive effect, and our existing NOLs or tax credits expiring or otherwise being unavailable to offset future income tax liabilities.
The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, prospects, financial condition and operating results.
We currently, and expect to continue to, benefit directly and indirectly from certain government grants, subsidies and economic incentives including tax credits, rebates and other incentives that support the development and adoption of clean energy technology. We cannot assure you that these grants, subsidies and incentive programs will be available to us at the same or comparable levels in the future. Any reduction, elimination or discriminatory application of government grants, subsidies and economic incentives because of policy changes, or the reduced need for such grants, subsidies and incentives due to the perceived success of clean and renewable energy products or other reasons, may require us to seek additional financing, which may not be obtainable on commercially attractive terms or at all, and may result in the diminished competitiveness of the battery cell industry generally or our all-solid-state battery cells in particular. Any change in the level of grants, subsidies and incentives from which we benefit could materially and adversely affect our business, prospects, financial condition and operating results.
Risks Related to Legal and Regulatory Compliance
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our all-solid-state battery cells do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our all-solid-state battery cells and sulfide-based solid electrolytes are still in the development stage and have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our technology and business and inhibit or prevent commercialization of our all-solid-state battery cells and sulfide-based solid electrolytes and future product candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under then-existing policies.
From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.
We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers, former employees and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters, and employment matters. For example, in connection with the business combination, we received a demand letter from an alleged stockholder of DCRC relating to the proposals for which we sought stockholder approval at the special meeting of stockholders on December 7, 2021. We incurred costs in responding to, and ultimately settling with, such alleged stockholder.

Furthermore, DCRC was a special purpose acquisition company (“SPAC”). SPACs have been the subject of increased regulatory oversight and scrutiny, including from the SEC. In addition, there has been recent litigation against a “de-SPAC” company, such as us, alleging violations of federal securities laws. Any governmental or regulatory investigation or inquiry related to the business combination or otherwise could have a material adverse effect on our business and negatively affect our reputation.
We are subject to substantial regulation, and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.
The sale of electric vehicles, and motor vehicles in general, is subject to substantial regulation under international, federal, state and local laws, including export control laws and other international trade regulations, which are continuously evolving as technology develops and becomes more widely adopted. We anticipate that our all-solid-state battery cells and sulfide-based solid electrolytes also would be subject to these regulations, and we expect to incur significant costs in complying with these regulations.
The U.S. government has made and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain goods imported into the United States, increasing scrutiny on foreign direct investment, and modifying export control laws applicable to certain technologies. In retaliation, other countries have implemented, and continue to evaluate, imposing additional trade controls on a wide range of American products and companies. The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to source and procure the raw materials we need for our research and development activities and, in the future, to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners could result in a global economic slowdown and long-term changes to global trade. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes could be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.
To the extent the laws change, our products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.
Internationally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.
Our technology and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales. We may be required to expend significant resources to continue to modify or enhance our protective measures to detect, investigate and remediate vulnerabilities to security incidents, including measures impacting our ability to develop and maintain a supply chain. In addition, we will be required to comply with rapidly evolving laws and regulations legislation in this area. Any future failure by us to comply with applicable cybersecurity or data privacy legislation or regulation could have a material adverse effect on our business, reputation, results of operations or financial condition.
We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. We also anticipate receiving and storing confidential business information of our partners and customers. Advances in technology, an increased level of sophistication and expertise of hackers, and new discoveries in the field of cryptography can result in a compromise or breach of the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. We may be a target for attacks designed to disrupt our operations or to attempt to gain access to our systems or to data that we possess, including proprietary information that we obtain from our partners pursuant to our JDAs with them. We also are at risk for interruptions, outages and breaches of our and our outsourced service providers’ operational systems and security systems, our integrated software and technology, and data that we or our third-party service providers process or possess. These may be caused by, among other causes, physical theft, viruses or other malicious code, denial or degradation of service attacks, ransomware, social engineering schemes, and insider theft or misuse.
The availability and effectiveness of our all-solid-state battery cell technology and our ability to conduct our business and operations depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems we currently use or may use in the future in conducting our business, including data centers and other information technology systems, will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. We currently use, and may use in the future, outsourced service providers to help provide certain services, and any such outsourced service providers face similar security and system disruption risks as us. Our ability to monitor our outsourced service providers’ security measures is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of personal, confidential, or other data, including data relating to individuals. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition, reputation and operating results.
Significant capital and other resources may be required in efforts to protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In particular, ransomware attacks have become more prevalent in the industrial sector, which could materially and adversely affect our ability to operate and may result in significant expense.
In addition, we may face increased compliance burdens regarding such requirements with regulators and customers regarding our products and services and also incur additional costs for oversight and monitoring of our supply chain. These additional compliance and logistical burdens are attenuated through our international partnerships. We also cannot be certain that these systems, networks, and other infrastructure or technology upon which we rely, including those of our third-party suppliers or service providers, will be effectively implemented, maintained or expanded as planned, or will be free from bugs, defects, errors, vulnerabilities, viruses, or malicious code. We may be required to expend significant resources to make corrections or to remediate issues that are identified or to find alternative sources.
Any failure or perceived failure by us or our service providers to prevent information security breaches or other security incidents or system disruptions, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release or transfer of, our information, or any personal information, confidential information, or other data could result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional tools, devices, policies, and other measures designed to prevent actual or perceived security breaches and other incidents and system disruptions. Moreover, we could be required or otherwise find it appropriate to expend significant capital and other resources to respond to, notify third parties of, and otherwise address the incident or breach and its root cause, and most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data.

Further, we cannot assure that any limitations of liability provisions in our current or future contracts that may be applicable would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover claims related to a security breach or incident, or that the insurer will not deny coverage as to any future claim. The successful assertion of claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.
Additionally, laws, regulations, and other actual and potential obligations relating to privacy, data hosting and transparency of data, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs. Further, these laws, regulations, and other obligations are complex and evolving rapidly, and we cannot provide assurance that we will not claims, allegations, or other proceedings related to actual or alleged obligations relating to privacy, data protection, or data security. It is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. We anticipate needing to dedicate substantial resources to comply with laws, regulations, and other obligations relating to privacy and cybersecurity in order to comply. Any failure or alleged or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on our business, prospects, financial condition and operating results.
We are subject to various existing and future environmental health and safety laws, which may result in increased compliance costs or additional operating costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that could adversely impact our financial results or operations.
Our company and our operations, as well as our contractors, suppliers, and customers, are subject to numerous federal, state, local and foreign environmental laws and regulations governing, among other things, the generation, storage, transportation, and disposal of hazardous substances and wastes. We are also subject to a variety of product stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse and recycling of electronic waste, as well as regulations regarding the hazardous material contents of electronic product components and product packaging, and non-hazardous wastes. We or others in our supply chain may be required to obtain permits and comply with procedures that impose various restrictions and operations that could have adverse effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operations requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business. There are also significant capital, operating and other costs associated with compliance with these environmental laws and regulations.
Environmental and health and safety laws and regulations are subject to change and may become more stringent in the future, such as through new regulations enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations, and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, could cause additional expenditures, restrictions, and delays in connection with our operations as well as our other future projects, or may require us to manufacture with alternative technologies and materials.
Our manufacturing process creates regulated air emissions which are typically managed within established permit limits by available emissions control technology. Should permitted limits or other requirements change in the future, the company may be required to install additional, more costly control technology. If we were to violate any such permit or related permit conditions, we may incur significant fines and penalties.
We rely on third parties to ensure compliance with certain environmental laws, including those relating to the disposal of wastes. Any failure to properly handle or dispose of wastes, regardless of whether such failure is ours or our contractors, may result in liability under environmental laws, as well as liability for any impacts to human health or natural resources. The costs of liability with respect to contamination could have a material adverse effect on our business, financial condition, or results of operations. Additionally, we may not be able to secure contracts with third parties and contractors to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.
Our research and development activities expose our employees to potential occupational hazards such as, but not limited to, the presence of hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or product, slow or stop production, or harm employees. Employees may be exposed to toxic hydrogen sulfide as a result of the components we use being exposed to moisture. If released in an uncontrolled manner, this hydrogen sulfide can create hazardous working conditions. Consequences may include litigation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact our brand, finances, or ability to operate.
Some of our operations involve the manufacture and/or handling of a variety of explosive and flammable materials. We might experience incidents such as leaks and ruptures, explosions, fires, transportation accidents involving our chemical products, chemical spills and other discharges or releases of toxic or hazardous substances or gases and environmental hazards in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations, for which we may not be adequately insured.
We rely on government contracts and grants for most of our revenue and to partially fund our research and development activities, which are subject to a number of uncertainties, challenges, and risks.
We currently rely on government contracts and grants for most of our revenue and to partially fund our research and development activities. Contracts and grants with government entities are subject to a number of risks. Obtaining grant funding and selling to government entities can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that we will be successful. In the event that we are successful in being awarded a government contract or grant, such award may be subject to appeals, disputes, or litigation, including, but not limited to, bid protests by unsuccessful bidders. Availability of government funding for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Where government funds are used, the government may require all work to be performed in and/or certain products to be manufactured in the United States, and we may not manufacture all products in locations that meet government requirements, and as a result, our business and results of operations may suffer. Contracts with governmental entities may also include preferential pricing terms, including, but not limited to, “most favored customer” pricing and obligations to disclose aspects of how our pricing is developed. Additionally, we may be required to obtain special certifications to sell some or all of our solutions to government or quasi-government entities. Such certification requirements for our solutions may change, thereby restricting our ability to sell into the federal government sector until we have obtained such certification. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our products to such governmental entities, or be at a competitive disadvantage, which would harm our business, results of operations, and financial condition. There are no assurances that we will find the terms for obtaining such certifications to be acceptable or that we will be successful in obtaining or maintaining the certifications.
As a government contractor or subcontractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and grants and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to terminate existing contracts for convenience and/or with short notice and without cause, and whether a government contract or grant might be terminated by the government under such a provision is outside of our control and could adversely affect our revenue. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to non-ordinary course audits and internal investigations which may prove costly to our business financially, divert management time, or limit our ability to continue selling our products and services to our government customers. These laws and regulations may impose other added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our partners, downward contract price adjustments or refund obligations, civil or criminal penalties, and termination of contracts and suspension or debarment from obtaining government contracts and grants for a period of time with government agencies. Any such damages, penalties, disruption, or limitation in our ability to do business with a government could have a material adverse effect on our business, results of operations, financial condition, public perception and growth prospects.
We are subject to multiple environmental permitting processes at the national, sub-national, and/or local level. Failure to obtain key permits and approvals may adversely impact our business.
Our facilities are subject to local, state and federal siting and environmental permitting requirements. Permitting agencies with discretionary authority may refuse to issue required permits, forcing consideration of alternative sites, or may impose costly permit conditions. Such actions could increase the cost, or lengthen the timeline, of developing additional manufacturing facilities.
Even if we successfully navigate our way through the permitting phases, future conflicts may arise in the course of our development activities, including restrictions on our actions due to new or evolving environmental legislation, changes in permitted uses and conflicts with non-governmental organizations regarding the use of land for our manufacturing facilities. If such conflicts arise, we may be delayed or prevented from building our research and development and manufacturing facilities, which could have a negative impact on our financial condition, prospects, and results of operations.
We are subject to anti-corruption and anti-bribery laws and anti-money laundering laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.
We are subject to the Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in various jurisdictions in which we conduct, or in the future may conduct, activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit us and our officers, directors, employees, business partners agents, representatives and third-party intermediaries from corruptly offering, promising, authorizing or providing, directly or indirectly anything of value to recipients in the public or private sector.
We may leverage third parties to sell our products and conduct our business abroad. We, our officers, directors, employees, business partners agents, representatives and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will not take actions in violation of applicable law, for which we may be ultimately held responsible. If we conduct international sales and business, our risks under these laws may increase.
These laws also require companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls and compliance procedures designed to prevent any such actions. While we have certain policies and procedures to address compliance with such laws, we cannot assure you that none of our officers, directors, employees, business partners agents, representatives and third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, settlements, prosecutions, enforcement actions, fines, damages, loss of export privileges, and severe administrative, civil and criminal sanctions, suspension or debarment from government contracts, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, prospects, financial condition and reputation. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.
As a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, our obligations may change or fluctuate, become significantly more complex or become subject to greater risk of examination by taxing authorities, any of which could adversely affect our after-tax profitability and financial results.
Our effective tax rates may fluctuate widely in the future, particularly if our business expands domestically or internationally. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. generally accepted accounting principles (“GAAP”), changes in deferred tax assets and liabilities, or changes in tax laws. Factors that could materially affect our future effective tax rates include, but are not limited to: (i) changes in tax laws or the regulatory environment, (ii) changes in accounting and tax standards or practices, (iii) changes in the composition of operating income by tax jurisdiction and (iv) pre-tax operating results our business.
Additionally, we may be subject to significant income, withholding, and other tax obligations in the United States and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (i) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (ii) changes in the valuation of deferred tax assets and liabilities, if any, (iii) the expected timing and amount of the release of any tax valuation allowances, (iv) the tax treatment of stock-based compensation, (v) changes in the relative amount of earnings subject to tax in the various jurisdictions, (vi) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (vii) changes to existing intercompany structure (and any costs related thereto) and business operations, (viii) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (ix) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.
Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.
Changes to applicable tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability.
We are a U.S. corporation and thus subject to U.S. corporate income tax on our worldwide income. Further, our operations and customers are primarily located in the United States, and, as a result, we are subject to various U.S. federal, state and local taxes. U.S. federal, state and local and non-U.S. tax laws, policies, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us and may have an adverse effect on its business and future profitability.
For example, several tax proposals have been set forth that would, if enacted, make significant changes to U.S. tax laws. Such proposals include an increase in the U.S. income tax rate applicable to corporations (such as us) from 21% to 28%. Congress may consider, and could include, some or all of these proposals in connection with tax reform that may be undertaken. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability.
Risks Related to our Common Stock and the Warrants
Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could cause the market price of our common stock to drop significantly.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.
We have registered shares reserved for future issuance under our equity compensation plans and the 29,316,780 shares issuable upon exercise of the options outstanding under the 2014 Plan. Subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of certain lock-up restrictions in our Bylaws, the shares issued thereunder will be available for immediate resale in the public market.
Approximately 67.6% of our outstanding shares of common stock are subject to one of the Lock-Up Periods imposed by the business combination. Sales of our common stock following the expiration of the Lock-Up Periods or pursuant to the exercise of registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock at a time and price that you deem appropriate.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.
The trading market for our common stock and warrants will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock and warrants would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year (a) following March 26, 2026, the fifth anniversary of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
We may issue additional common stock under an employee incentive plan or an employee stock purchase plan or preferred stock. Any such issuances would dilute the interest of our stockholders and likely present other risks.
We may issue a substantial number of additional shares of common stock under an employee incentive plan or an employee stock purchase plan, and we may also issue preferred stock. The issuance of additional shares of common stock or of preferred stock:
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may significantly dilute the equity interests of our investors;

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may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;

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could cause a change in control if a substantial number of shares of our common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

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may adversely affect prevailing market prices for our common stock and/or warrants.

Delaware law and provisions in our Second A&R Charter and Bylaws might delay, discourage or prevent a change in control of the Company or changes in our management, thereby depressing the market price of our common stock and warrants.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (“DGCL”) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, the Second A&R Charter and our Bylaws contain provisions that may make the acquisition of us more difficult or delay or prevent changes in control of our management. Among other things, these provisions:
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provide advance notice procedures with regard to stockholder nominations of candidates for election as directors or other stockholder proposals to be brought before meetings of our stockholders, which may preclude our stockholders from bringing certain matters before meetings of our stockholders;

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provide the Board the ability to authorize issuance of preferred stock in one or more series, which makes it possible for the Board to issue, without our stockholder’s approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Solid Power and which may have the effect of deterring hostile takeovers or delaying changes in control or management of Solid Power;

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provide that the Board be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms;

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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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provide that certain provisions of our Second A&R Charter can only be amended or repealed by the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of our common stock entitled to vote thereon, voting together as a single class;

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provide that certain provisions of our Bylaws can be altered or repealed by (i) the Board or (ii) our stockholders upon the affirmative vote of 66 2/3% of the voting power of our common stock outstanding and entitled to vote thereon, voting together as a single class;

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only the Board (pursuant to a majority vote), the Chairperson of the Board, the President or the Chief Executive Officer may call a special meeting; and

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the designation of Delaware and federal courts as the exclusive forum for certain disputes.

Our Bylaws designate state courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Solid Power, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Solid Power to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our Second A&R Charter or our Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.
In addition, our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.
Our Bylaws provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any rule or regulation promulgated thereunder (in each case, as amended), or any other claim over which the federal courts have exclusive jurisdiction.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
There is no guarantee that the Public Warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for each of our Public Warrants and the Private Placement Warrants is $11.50 per share of common stock. There is no guarantee that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Public Warrants may expire worthless.
We may amend the terms of the warrants in a manner that may be adverse to holders of Public Warrants with the approval of the holders of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes). As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of our common stock purchasable upon exercise of a warrant could be decreased, all without any specific holder’s approval.
Our warrants were issued in registered form under our warrant agreement with Continental Stock Transfer & Trust Company, as warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a warrant.
We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their warrants worthless.
We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last sales price of our common stock has been at least $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we give notice of such redemption and provided certain other conditions are met. Redemption of the outstanding Public Warrants could force the holders of such warrants (i) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.
In addition, we have the ability to redeem the outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last sale price of our common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which notice of the redemption is given. In such a case, the holders will be able to exercise their Public Warrants prior to redemption for a number of shares of common stock determined by reference to a make-whole table. The value received upon such exercise of the Public Warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of shares of common stock that may be received in connection with such an exercise is capped at 0.361 shares of common stock per whole warrant (subject to adjustment) irrespective of the remaining life of the Public Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involves risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this prospectus, regarding our future financial performance and our strategy, expansion plans, market opportunity, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “will,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “continue,” “project” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.
In addition, we caution you that the forward-looking statements regarding the Company contained in this prospectus are subject to the following factors:
•
risks relating to the uncertainty of the success of our research and development efforts, including our ability to achieve the technological objectives or results that our partners require, and to commercialize our technology in advance of competing technologies;

•
risks relating to the non-exclusive nature of our original equipment manufacturers and joint development agreement relationships;

•
our ability to negotiate and execute supply agreements with our partners on commercially reasonable terms;

•
our ability to protect our intellectual property, including in jurisdictions outside of the United States;

•
broad market adoption of electric vehicles and other technologies where we are able to deploy our all-solid-state batteries, if developed successfully;

•
our success in retaining or recruiting, or changes required in, our officers, key employees, including technicians and engineers, or directors;

•
risks relating to our status as an early-stage company with a history of financial losses, and an expectation to incur significant expenses and continuing losses for the foreseeable future;

•
changes in applicable laws or regulations;

•
risks related to technology systems and security breaches;

•
the possibility that COVID-19 or a future pandemic may adversely affect our results of operations, financial position and cash flows;

•
the possibility that we may be adversely affected by other economic, business or competitive factors, including supply chain interruptions, and may not be able to manage other risks and uncertainties; and

•
those factors discussed in the section titled “Risk Factors” in this prospectus.

We caution you that the foregoing list does not contain all of the risks or uncertainties that could affect the Company.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS
All of the shares of Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from the sale of such securities hereunder. We will receive up to an aggregate of approximately $222.5 million, which includes the cash we received upon exercise of the options with respect to the Legacy Expiring Option Shares and assumes the exercise in full of all of the Warrants for cash. We expect to use any net proceeds from the exercise of the Warrants for general corporate purposes.
With respect to the registration of the Common Stock and Warrants offered by the Selling Securityholders pursuant to this prospectus, the Selling Securityholders will pay any underwriting discounts and commissions incurred by them in disposing of such securities. We will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees of our counsel and our independent registered public accountants.
MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S
COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information and Holders
Our Common Stock and the Public Warrants are currently listed on Nasdaq under the symbols “SLDP” and “SLDPW,” respectively.
As of March 15, 2022, there were 172,649,157 shares of Common Stock issued and outstanding held of record by 67 holders and 19,333,303 Warrants issued and outstanding held of record by seven holders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As a result of the Closing, the financial statements of Legacy Solid Power are now the financial statements of Solid Power. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. For additional discussion, see “Cautionary Note Regarding Forward-Looking Statements” above. The forward-looking statements are dependent upon events, risks, and uncertainties that may be outside of our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed elsewhere in this prospectus, particularly in “Risk Factors.” We do not undertake, and expressly disclaim, any obligation to publicly update any forward-looking statements, whether as a result of new information, new developments or otherwise, except to the extent that such disclosure is required by applicable law.
Overview
Solid Power is developing all-solid-state battery cell technology that replaces the liquid or gel polymer electrolyte used in conventional lithium-ion battery cells with a sulfide-based solid electrolyte. Our sole focus is on the development and commercialization of all-solid-state battery cells and solid electrolyte materials, which we are currently developing for the fast-growing battery-powered electric vehicle market.
Our All-Solid-State Platform is designed to meet the performance and cost demands from both consumers and automotive OEMs and outperform the best performing liquid or gel electrolyte-based lithium-ion technologies of today and tomorrow. We are developing our all-solid-state battery cell technology with the goal to improve, among other things, driving range, battery life, safety, and cost.
We are currently producing 0.2, 2, and 20 Ah Silicon EV Cells using established manufacturing processes on our pilot production line. We have partnered with industry leaders, such as Ford, BMW, and SK Innovation, to further refine and validate our all-solid-state cell designs and the sulfide-based solid electrolyte we manufacture at our headquarters in Louisville, Colorado.
Our business model — licensing our all-solid-state cell designs to top tier cell manufacturers and selling our electrolyte for solid-state cell development — allows for multiple revenue streams and distinguishes us from our competition. By not needing to construct capital intensive gigafactories, we believe we can be “capital light” compared to other development-stage battery companies that plan to produce their battery designs in-house. Please see “Business” below for a more thorough discussion of our business.
The Business Combination
The business combination was accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, DCRC was treated as the “acquired” company for financial reporting purposes. Accordingly, the business combination was treated as the equivalent of Legacy Solid Power issuing stock for the net assets of DCRC, accompanied by a recapitalization, whereby no goodwill or other intangible assets was recorded. Operations prior to the business combination are those of Legacy Solid Power. While DCRC was the legal acquirer, because Legacy Solid Power was deemed the accounting acquirer, the historical financial statements of Legacy Solid Power became the historical financial statements of the combined company upon the consummation of the business combination.
As a result of the business combination, we became a Nasdaq-listed company, which will require that we continue to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased audit, compliance, and legal fees.
Our results of operations and statements of assets and liabilities may not be comparable between periods as a result of the business combination.

Key Factors Affecting Operating Results
We are a research and development-stage company, with the goal to reach commercialization of our all-solid-state battery cells and sulfide-based electrolyte by 2028. We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” appearing in this prospectus, which are incorporated by reference.
Specifically, the success of our business is dependent upon our ability to successfully develop and commercialize our products, which will require significant capital and subject us to regulatory oversight. Prior to reaching commercialization, we must test and validate our products to ensure they meet the performance and safety requirements of our customers. We also will have to negotiate licensing and supply contracts with our customers on terms and conditions that are mutually acceptable. We also will need to scale production of our sulfide-based solid electrolyte material to satisfy anticipated demand. All of these factors will take time and affect our operating results, and, since many are difficult to quantify, our actual operating results may be different than we currently anticipate.
In addition to meeting our development goals on the expected timeline, future growth and demand for our products is highly dependent upon consumers adopting electric vehicles. The market for new energy vehicles is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. For more information, please see “Business” above.
As a development-stage company, we have not yet generated significant revenues through production of our electrolyte material or all-solid-state battery cell designs. Our revenue generated to date has primarily come from research and development performance on government contracts. We anticipate deploying substantial capital to expand our sulfide-based electrolyte production, to install our EV Line, and in connection with research and development programs. These expenditures are needed to further development of our products and overall business. We also expect to incur significantly more administrative expenses as a publicly traded company than we did previously. For additional information, see “Liquidity and Capital Resources,” and “Results of Operations.”
COVID-19
The COVID-19 pandemic has disrupted supply chains and affected production and sales across a range of industries. The long-term extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, mutations in the virus, vaccine distribution and uptake and the impact on our customers, employees, and vendors. The ultimate outcome of these matters is uncertain and, accordingly, the impact on our financial condition or results of operations is also uncertain. While the COVID-19 pandemic has presented challenges to our business, including having to devote additional time to managing our supply chain, having personnel out sick, implementing social distancing measures, and requiring certain employees to work from home in order to reduce office density, to date, we have not materially altered any terms with our contractors, suppliers, customers, other business partners or financing sources as a result of the COVID-19 pandemic.
Basis of Presentation
We currently conduct our business through one operating segment. As a research and development company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under GAAP and in U.S. dollars.

Results of Operations
Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020
The following table sets forth our historical operating results for the periods indicated:
	Year Ended December 31,
($ in thousands)	2021	2020	Change	%
Revenue	$2,712	$2,103	$609	29%
Operating Expenses
Direct costs	3,073	1,670	1,403	84%
Research and development	17,102	9,594	7,508	78%
Marketing and sales	3,428	1,205	2,223	184%
General and administrative	5,655	1,227	4,428	361%
Total operating expenses	29,258	13,696	15,562	114%
Operating Loss	(26,546)	(11,593)	(14,953)	(129)%
Nonoperating Income (Expense)
Interest income	56	28	28	NM
Change in fair value of warrant liabilities	51,233	—	51,233
Interest expense	(394)	(361)	(33)	NM
Other expense	(3,602)	—	(3,602)
Loss from change in fair value of debt	—	(437)	437	NM
Loss from change in fair value of embedded derivative liability	(2,680)	(2,817)	137	NM
Gain on loan extinguishment	—	923	(923)	NM
Total nonoperating income (loss)	44,613	(2,664)	47,277	1,775%
Pretax Income (Loss)	18,067	(14,257)	32,324	227%
Income tax (benefit) expense	(25)	118	(143)	NM
Net Income (Loss)	$18,092	$(14,375)	32,467	226%
Premium paid on repurchase of redeemable convertible preferred stock	(5,436)	—	(5,436)
Net Income (Loss) attributable to Common Stockholders	12,656	(14,375)	27,031	188%

NM = Not meaningful
The key factors driving our 2021 increase in operating loss were as follows:
•
Revenue — our overall revenue increased, however we saw an increase in revenue from governmental contracts and corresponding decrease to commercial revenues driven by the timing of program execution.

•
Direct costs — our direct costs increased as a result of an increase in costs associated with government programs and a corresponding decrease in costs associated with commercial programs.

•
Research and development — our research and development costs increased primarily as a result of increased labor costs and material consumption as we expanded the development efforts of our all-solid-state battery cells and electrolyte material. We expect our development costs to increase significantly as we continue to accelerate both the pace and scope of our development efforts.

•
Marketing and sales — our marketing and sales costs increased as a result of increased labor costs, stock compensation expense, and an expansion of our sales and marketing efforts.

•
General and administrative — our general and administrative costs increased primarily as a result of professional service fees and labor costs as a result of our public company status. We expect our general and administrative costs to increase as a result of increased public company costs and requirements.

•
Nonoperating income — our nonoperating income increased as a result of the gain on fair value adjustment of warrant liabilities, loss from change in fair value of embedded derivative liability, and other expense related to the buyout and termination of a manufacturing rights agreement.

Liquidity and Capital Resources
Sources of Liquidity
Our sources of cash are primarily derived from the sale of equity, including the Series B Financing and the business combination, with a small portion coming from performance on government contracts and commercial revenues. As discussed further below, we expect our sources of liquidity and cash flows will be sufficient to fund ongoing operations, research and development efforts, and to meet our anticipated capital expenditure needs.
Short-Term Liquidity Requirements
As of the date of this prospectus, we have yet to generate material revenue from our principal business activities. As of December 31, 2021, we had $513 million of cash and cash equivalents, $76 million of marketable securities, and our current liabilities were $8.4 million, primarily comprised of accounts payable, accrued compensation, and other accrued liabilities.
We anticipate that our most significant capital expenditures in 2022 will relate to construction of our second production facility in Thornton, Colorado. The purpose of this facility is to scale production of our sulfide-based solid electrolyte to feed our EV Line. We expect to begin producing our sulfide-based solid electrolyte from this facility in the second half of 2022.
We also expect to invest significant capital in 2022 in connection with the installation of our EV Line at our Louisville, Colorado headquarters. The EV Line is designed to produce EV-scale all-solid-state battery cells as part of the automotive qualification process, which we expect to enter in late 2022. We expect the EV Line will be operational in the third quarter of 2022.
We anticipate our total combined capital and operational expenditures for 2022 will be between $150 million and $170 million.
Long-Term Liquidity Requirements
We believe that our cash on hand is sufficient to meet our operating cash needs (including expenditures for the increased pace and scope of development as well as increased public company costs), working capital and capital expenditure requirements for a period of at least the next 12 months and longer term until we generate adequate cash flows from licensing activities and/or electrolyte sales.
We may, however, need additional cash if there are material changes to our business conditions or other developments, including changes to our operating plan, unanticipated delays in negotiations with OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures, and regulatory developments. To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by not seeking potential acquisition opportunities, or reducing or delaying our production facility expansions, which may adversely affect our business, operating results, financial condition and prospects. For more information about risks related to our business, please see “Risk Factors.”
In January 2022, we updated our investment policy to provide greater flexibility in investment options. We designed our revised investment policy primarily to maintain adequate liquidity to fund future operations, research and development, and anticipated capital expenditures, with a secondary goal to maximize yield on cash not required to be liquid for near term operations. To reduce the risk of economic, supply chain, and operational disruptions during the COVID-19 pandemic, we have allocated a sufficient portion of capital to serve as reserve cash.
Cash Flows
The following tables summarize our cash flows from operating, investing, and financing activities for the periods presented.
	Year Ended December 31,
($ in thousands)	2021	2020
Net cash (used in) operating activities	(25,440)	(9,995)
Net cash (used in) investing activities	(88,883)	(1,060)
Net cash provided by financing activities	622,796	5,395
Cash flows used in operating activities:
Cash used in operating activities increased by $15.4 million from 2020 to 2021. This increase in cash use was primarily attributable to our operating loss of $26.5 million in 2021, compared to operating loss of $11.6 million in 2020. The increase was primarily attributable to an increase in research and development costs as well as increased general and administrative expense due to increased headcount. We expect cash flows used in operating activities to continue to increase as we continue to accelerate both the pace and scope of our development efforts, and work to achieve commercialization of our products. We also anticipate increased expenditures for general and administrative functions in connection with our status as a public company.
Cash flows used in investing activities:
Cash used in investing activities increased by $88 million from 2020 to 2021. This increase is due to capital expenditures of $12.6 million and purchase of marketable securities of $76 million in 2021. Capital expenditures were primarily for custom manufacturing equipment in connection with our planned expansion of electrolyte production. We expect cash used in investing activities to increase in 2022 and 2023 as we build out our second production facility and install our EV Line. Each location will require investment in specialized equipment to facilitate the manufacturing process of sulfide-based solid electrolyte and our all-solid-state battery cells, respectively. We expect capital expenditures to increase as our production processes are scaled in the future, especially with respect to our sulfide-based solid electrolyte.
Cash flows provided by financing activities:
Through December 31, 2021, we have financed our operations through proceeds from a bank term loan, and the sales of convertible notes, redeemable convertible preferred stock, and the business combination. We retired the bank term loan in December 2021. Net cash provided by financing activities increased by $617.4 million from 2020 to 2021. This increase is attributable to net proceeds of $135.6 million from the Series B Financing, and net proceeds of $495.4 million from the business combination in 2021.
Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, as defined under SEC rules.
Critical Accounting Estimates
Our discussion and analysis of financial condition and results of operations are based upon our financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience, technical analysis and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
Stock-Based Compensation
Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
We record stock-based compensation expense according to the provisions of ASC Topic 718 — Stock Compensation. ASC Topic 718 requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.
The grant date fair value of Legacy Solid Power’s common stock was historically determined by its board of directors with the assistance of management and an independent valuation.
As of December 9, 2021, our common stock is publicly traded, and the fair value is based on the closing market price on the date grants are made.

Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:
•
   expected term

•
   expected volatility

•
   expected dividend yield

•
   risk-free interest rate

If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of stock-based compensation expense reported.
Common Stock Warrants
Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
Common stock warrants are classified as a liability, in accordance with ASC Topic 815, as they do not satisfy the criteria to be classified as equity based on the indexation criteria. Public and private warrants are recorded at their fair value at the date of issuance, and subsequently remeasured at each reporting period end. Any change in value is recognized through the consolidated statement of operations.	Valuation of private warrants requires that we make significant judgments and assumptions related to the fair value based on the valuation model. We consider the most significant assumption to be the estimated volatility of our common stock.	If we were to change our judgments or estimates used in valuation of private warrants, it could cause a material increase or decrease to expense realized from the change in fair value of public and private warrants, and to the underlying warrant liability.

Collaborative Revenue
Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
We recognize revenue from our research and development collaboration agreements representing joint operating activities in accordance with ASC Topic 808, Collaborative Arrangements. The elements of the collaboration agreements in which both parties to the contract are active participants and to which both parties are exposed to significant risks and rewards that are dependent on the commercial success of the efforts under the contract are recorded as collaborative arrangements.
Our revenue recognition accounting methodology requires us to make significant estimates and assumptions, and to apply professional judgment.
Collaborative revenues from cost-based contracts are recognized based on costs incurred during each period plus any earned fee. Contract costs include all direct labor, subcontract costs, costs for materials and indirect costs related to the contract performance that are allowable under the provisions of the contract. Collaborative revenues from fee-based contracts are recognized based on costs incurred to meet contractually defined milestones and deliverables along with our assessment of achievement of those measurable deliverables under the contract.
If we were to change our judgments or estimates, it could cause a material increase or decrease in the amount of revenue or deferred revenue that we report in a particular period.
Research and Development
Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
Our Company is in the research and development phase. Our product offering relies heavily on new technology currently undergoing development and does not yet meet standard specifications to be sold commercially. Therefore, all related costs are currently accounted for as part of research and development expense in the Consolidated Statement of Operations. The criteria established by the Company to determine when commercialization has been reached includes the length of time the units have been operational in the field and the level of performance at which those units operate. As we transition from the research and	Research and development costs require us to make judgements regarding our progress toward commercialization. We routinely assess this progress to prepare for the change in cost treatment.	If we were to change our judgement regarding research and development costs or our progress toward commercialization, it could cause a material change in cost treatment.

Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
development phase and into a full commercial phase, all inventoriable costs will be capitalized. As of December 31, 2021, the criteria for commercialization have not yet been met.
Emerging Growth Company Status
We are an emerging growth company as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2022 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Recent Accounting Pronouncements
See Note 2 to our audited financial statements, which are included elsewhere in this prospectus, for more information.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed, or anticipate in the future to be exposed, to a variety of market and other risks including credit risks, and foreign currency translation and transaction risks as well as risks relating to the availability of funding sources, hazard events and specific asset risks.
Credit Risk
Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, accounts receivable, and marketable securities. Domestic cash deposits exceeded the Federal Deposit Insurance Corporation insurable limit at December 31, 2021 and December 31, 2020. We have not experienced any losses on our cash deposits to date.
Furthermore, for the year ended December 31, 2021, 87% of our revenues came from contracts with four customers, and for the year ended December 31, 2020, 81% of our revenues came from contracts with three customers. We are subject to non-payment or non-performance of these counterparties, and we generally do not require collateral from our customers. We evaluate the collectability of our accounts receivable and provide an allowance for potential credit losses as necessary. To date, we have not experienced any customer credit losses.

BUSINESS
Overview
Solid Power is developing all-solid-state battery cell technology that replaces the liquid or gel polymer electrolyte used in conventional lithium-ion battery cells with a sulfide-based solid electrolyte. Our sole focus is on the development and commercialization of all-solid-state battery cells and solid electrolyte materials, which we are currently developing for the fast-growing battery-powered electric vehicle market.
We are currently producing 0.2, 2, and 20 Ah high-content Silicon EV Cells using established manufacturing processes on our initial pilot production line. We are currently constructing the EV Line at our headquarters in Louisville, Colorado. The EV Line has been designed to produce 60 to 100 Ah all-solid-state battery cells, which we refer to as EV-scale. We expect to begin producing EV-scale cells during the third quarter of 2022. In addition, we are constructing a second facility in Thornton, Colorado primarily to expand our sulfide-based electrolyte production capability. We expect this facility to be brought on-line in the second half of 2022.
We are developing our All-Solid-State Platform to meet the performance and cost demands from both consumers and automotive OEMs, with the goal of outperforming the best performing liquid or gel electrolyte-based lithium-ion technologies in driving range, battery life, safety, and cost. We have partnered with industry leaders, such as Ford, BMW, and SK Innovation, to refine and validate our all-solid-state cell designs and the sulfide-based solid electrolyte we manufacture at our headquarters in Louisville, Colorado.
In recent years, liquid electrolyte-based lithium-ion technology made considerable strides to increase stored energy while lowering costs; however, we believe that current technology is approaching its practical limits. To reach mass adoption where a majority of new passenger vehicles are electrified, we believe battery cell technology must take a big step to address the limitations of traditional lithium-ion battery technology. Specifically, we are developing our all-solid-state battery cell technology with the goal to improve, among other things:
•
Driving range through increased energy by enabling higher capacity electrodes that are otherwise not considered viable in a traditional lithium-ion battery cell.

•
Battery life through higher temperature stability compared to traditional lithium-ion and hybrid battery cells.

•
Safety of electric vehicle batteries through the removal of flammable and volatile liquids and gels from the battery cells.

•
Cost through simplifying the manufacturing process and removal or reduction of battery pack cooling systems and pack-level safety features typically seen in traditional lithium-ion battery packs.

Our business model comprises two strategic elements:
•
Licensing our all-solid-state battery cell designs and manufacturing know-how to our commercialization partners.

•
Selling our proprietary sulfide-based solid electrolyte material.

We believe this business model creates the possibility of multiple revenue streams and distinguishes us from many of our competitors. Longer-term, we endeavor to be a leading producer and distributor of sulfide-based solid electrolyte material, which may be employed both in powering all-solid-state battery cells in electric vehicles and in other commercial applications. By not needing to construct capital intensive battery manufacturing facilities, which are commonly referred to as gigafactories, we believe we can be “capital light” compared to other development-stage battery companies that plan to produce their battery designs in-house.
As a development-stage company, we have historically generated revenue through research and development performance on government contracts and grants as well as a small volume of sales of our cells and materials into non-commercial markets. These activities have funded a limited portion of our research and development activities to date. In addition, we have been able to secure additional liquidity to support our efforts through various financing transactions. In May 2021, we announced the $135.6 million Series B Financing, led by BMW Holding and Ford. In conjunction with this capital infusion, we also announced an expansion of our JDAs with BMW and Ford to develop all-solid-state battery cells for future electric vehicles. In December 2021, we completed the business combination, the result of which is we secured $495 million, net of transaction expenses, of additional capital to pursue our research and development activities. See “Explanatory Note” above.
With the delivery of hundreds of roll-to-roll pilot production line-produced battery cells that were tested by automotive OEMs and top tier battery manufacturers as consistent with our in-house testing results, we believe we are a leader in the development of all-solid-state battery cells. The cell manufacturing processes we have developed use equipment that is already used globally for high volume traditional lithium-ion battery cell production. If we are able to commercialize our processes, we anticipate this will enable manufacturers of our all-solid-state battery cells to meet volume and cost requirements of OEMs with less capital investment than would be required to scale their operations to implement new production methodologies that may be developed by our competitors.
Our Silicon EV Cell and Lithium Metal EV Cell designs use many of the materials that are standard in today’s lithium-ion battery cells, specifically in the cathode. Our third cell design, Conversion Reaction Cells, which is earlier in the research and development cycle than our Silicon EV Cell and Lithium Metal EV Cell designs (see “— Current Research and Development” below), is targeted to include a cathode that is free of nickel and cobalt, which could cut cathode active material costs by up to 90%.
Our core sulfide-based solid electrolyte technology uses earth-abundant materials. We currently produce up to 1.2 metric tons per year of our proprietary sulfide-based solid electrolyte and are working toward meeting our goal of being able to produce at the rate of 30 metric tons per year in 2022. We have plans to produce 40,000 metric tons of sulfide-based solid electrolyte per year to support commercial production of approximately 800,000 electric vehicles using our all-solid-state battery cell design by 2028.
Our long-standing partnerships with BMW and Ford have allowed us to rapidly achieve research and development milestones on our path to commercialization. Our goal is to provide these partners with the technology to secure all-solid-state battery cells for their future battery powered electric vehicles. Ford recently announced an increase in its investment into electrification of its fleet from $22 billion to $30 billion and expressed its belief that 40% of its vehicle sales in 2030 will be electrified. BMW similarly announced that it expects to produce 25 electrified models in 2023 and deliver two million electric vehicles to its customers by the end of 2025.
Industry Background
The Electric Vehicle Transition is Underway
The Global Carbon Project, a leading non-governmental agency studying the effects of emissions on climate, estimated in 2019 that humans emit over 36.4 billion tons of CO2 equivalent greenhouse gases per year. The Global Carbon Project calculated that CO2 emissions from fossil fuels will rise between 4.1% and 5.7% in 2021 creating a new record level after a fall of 5.4% in 2020 from COVID 19-related lockdowns. The United States Environmental Protection Agency estimated that transportation emissions accounted for about 29% of domestic emissions in 2019, producing close to two billion tons of CO2 equivalent greenhouse gases, and approximately 14% of global emissions. According to the Rhodium Group, an independent research provider combining economic data and policy insight to analyze global trends, transportation saw a 10% increase in emissions in 2021 driven by a rise in diesel-fueled trucks used in e-commerce. According to research from International Energy Association, about 75% of transport emissions are from road transport, with passenger cars being responsible for over 45% of all transport-related emissions. We believe the widespread use of fully electric vehicles would significantly cut passenger vehicle emissions and help to reduce human-caused CO2.
The United States is making significant investments to prepare for the electrification of vehicles. In August 2021, President Biden signed an executive order setting a goal that 50% of all new passenger cars and light trucks sold in 2030 be zero-emission vehicles, including battery electric, plug-in hybrid electric, or fuel cell electric vehicles. In February 2022, the United States Department of Energy issued two notices of intent to provide $2.91 billion to boost production of the advanced batteries that are critical to rapidly growing clean energy industries of the future, including electric vehicles, as directed by the Bipartisan Infrastructure Law. The Department of Transportation and Energy also announced $5 billion to be made available under the new National Electric Vehicle Infrastructure (NEVI) Formula Program to build out a national electric vehicle charging network, an important step towards making electric vehicle charging accessible to all Americans. In addition, there are federal and state tax credits available to consumers who purchase certain electric vehicles.
State governments also are being proactive to prepare for the electrification of vehicles. For example, in his proposed 2021-22 budget, the governor of California included $500 million to substantially increase the number of electric vehicle charging stations in the state, while the State of Michigan provides economic grants to install direct current fast chargers. In January 2022, New York State governor Kathy Hochul announced that more than $12 million will be added to the state’s Drive Clean Rebate program, which helps consumers save up to $2,000 on the purchase of an electric vehicle. Similar efforts are being undertaken in other countries as well. For example, Germany announced that it will invest €5.5 billion to incentivize installation of electric vehicle charging stations and provide a €6,000 subsidy to consumers towards the cost of an electric vehicle. Also, in India, buyers of electric vehicles qualify for certain economic incentives and subsidies.
Several Roadblocks Impede the Mass Adoption of Electric Vehicles
Today’s liquid or gel electrolyte-based lithium-ion battery cell technology helped introduce the possibility of broad adoption of electric vehicles. However, we believe this first-generation technology is reaching a practical limit where further investments into development provide diminishing returns due to concerns about safety, energy density, and high temperature stability. Without further improvements to electric vehicle battery pack performance, consumer demand for electric vehicles may plateau over time. Specifically, we believe that today’s liquid or gel electrolyte-based lithium-ion battery cells suffer from four key problems that discourage the widespread acceptance of electric vehicles:
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Limited drive range.    Current lithium-ion battery cell technology does not provide enough energy to support extended drives before requiring recharging.

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Short battery life.    We estimate that today’s electric vehicle battery cells typically will have a lifespan (i.e., before seeing significant degradation in capacity) that is shorter than the average age of the average passenger vehicle in operation, which IHS Markit estimated was 11.9 years in 2020. This disparity must be addressed so owners of electric vehicles can keep their vehicles, without having to replace battery packs, for at least as long as that they would typically keep their comparable traditional internal combustion vehicles.

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Poor safety.    The liquid electrolyte-based lithium-ion battery cell used in current electric vehicle battery packs contains highly flammable and volatile components that create safety risks when exposed to abuse conditions.

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Expensive pack systems.    Today’s battery packs are complex and, due to temperature sensitivity and the highly flammable and volatile components, require cooling systems to maintain stability and considerable engineering to mitigate risk. This increases the cost of battery pack production.

Solid Power’s All-Solid-State Battery Cell Technology Is Designed to Address These Roadblocks
As discussed in further detail below, we believe that our all-solid-state battery cell technology will help address the current roadblocks to mass adoption of electric vehicles. Based on testing results from our internal research and development, we expect our all-solid-state battery cell technology to provide key improvements over today’s conventional liquid-based lithium-ion technology, including:
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Increased driving range.    Our all-solid-state battery cell designs improve energy on both a volume and mass basis by allowing the use of higher capacity electrodes than those used in today’s traditional lithium-ion battery cells, which in turn could increase vehicle driving ranges at the same battery pack volume and mass.

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Longer battery life.    Through use of our sulfide-based solid electrolyte, which improves high temperature stability, we expect our all-solid-state battery cell designs to achieve improvements to battery life compared to today’s liquid- and gel-based lithium-ion battery cells.

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Better safety.    By removing the flammable liquid and gel components from the cell, we anticipate the sulfide-based solid electrolyte included in our all-solid-state battery cell technology will bring safety improvements.

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Less expensive.    We expect our all-solid-state battery cell designs to allow for simpler manufacturing and more flexible battery pack designs, including reducing or eliminating the need for complex cooling systems, which can enable cost savings and reduced pack complexity. In addition, we expect our designs to allow for manufacturing of all-solid-state battery cells on existing lithium-ion infrastructure, fostering production cost parity.

We believe these collective improvements are enabled only in a 100% all-solid-state cell format. While competing approaches may, for example, deliver improved energy by enabling similar higher capacity electrodes (e.g., lithium metal anodes), we expect any cell technology utilizing a gel or liquid electrolyte will suffer from the same safety and battery life issues associated with today’s traditional lithium-ion battery cells. We believe this would require compromising on many of the pack-level benefits that we believe will be enabled by our truly all-solid-state battery cell.
Our Technology
We anticipate our All-Solid-State Platform technology will:
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Enable several unique all-solid-state battery cell designs.    Our Silicon EV Cell and Lithium Metal EV Cell designs use many of the materials that are standard in today’s lithium-ion battery cells, specifically in the cathode. We expect our third cell design, Conversion Reaction Cell, which is early in the research and development cycle as compared to our other two designs, to include a cathode free of nickel and cobalt, which could result in substantial cost savings at the cell level.

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Leverage existing lithium-ion battery cell manufacturing processes and infrastructure.    Our manufacturing processes were specifically optimized around industry-standard lithium-ion battery cell manufacturing processes and equipment, which we believe de-risks industrialization.

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Be powered by our proprietary sulfide-based solid electrolytes.    Sulfide-based solid electrolytes have the best-known balance of conductivity (i.e., the ability to move ions quickly) and processability (i.e., the ability to be produced defect-free on industry-standard roll-to-roll battery manufacturing equipment) out of all solid electrolyte classes. We develop our materials for stability and conductivity within each layer of the cell while also optimizing for areas such as cost and compatibility with conventional lithium-ion processing.

All three of our all-solid-state battery cell designs utilize high-capacity anode materials, including lithium metal and silicon. We utilize industry-standard and commercially mature cathodes, like NMC. We are in the early stages of developing our Conversion Reaction Cell to remove nickel and cobalt from the cathode entirely, which, if successful, could significantly reduce the cost of the cell and potentially be deployed in both electric vehicle and non-electric vehicle battery markets. We believe that our all-solid-state cell designs can unlock the potential performance of lithium metal, high-content silicon and conversion type cathodes that are not suitable for use in liquid electrolyte-based cell designs.
Benefits of Our Technology
We expect our all-solid-state battery cells to provide an increase in energy on both a volume and mass basis compared to today’s best performing lithium-ion battery cells. Together with anticipated reductions in mass at the pack level due to improved safety and removal or reduction of battery pack cooling systems, we expect this improvement in energy to allow automotive OEMs the flexibility to balance cost and driving range when designing their electric vehicles.
We expect our all-solid-state battery cells to have significantly improved high temperature stability compared to current liquid electrolyte-based lithium-ion technology, which could allow for the removal of expensive and extensively engineered battery pack cooling systems and provide significant cost savings at the pack level. Based on internal modeling, a potential added benefit of the high temperature stability of our all-solid-state battery cells could be a longer life of the battery cell. This high temperature stability could lead to less permanent degradation in battery capacity when exposed to elevated temperatures (e.g., during high rates of charge or discharge).
In internal testing, our all-solid-state battery cell designs have demonstrated superior safety characteristics in comparison to traditional lithium-ion or any other organic or flammable liquid or gel containing battery cell. The safety of our prototype all-solid-state battery cells has been confirmed by third-party testing through nail penetration, external short circuit, and overcharging to show that our cells to-date have not negatively reacted to harsh abuse conditions, including those expected to occur in vehicle crashes. Further, in October 2021, we received testing results from an independent research entity, which conducted a preliminary safety study of our prototype 2 Ah Silicon EV Cells in accordance with standards set by the Society of Automotive Engineers. These cells demonstrated benign failures when subjected to nail penetration, overcharging and external short circuiting. The results further our belief that our all-solid-state battery cells have the ability to reduce the risk of electric vehicle fires, which according to a 2020 National Transportation Safety Board study, require the use of different firefighting techniques that few fire departments have implemented. If borne out, we believe this potential for reduced risk of fire using all-solid-state battery cells could lead to fewer recalls. As we move into automotive qualification testing, we will need to conduct additional and rigorous safety testing on increasingly larger format battery cells.
At scale, we anticipate a highly competitive cell-level cost in comparison to traditional liquid electrolyte lithium-ion design, enabled in part by leveraging existing industry-standard manufacturing processes and infrastructure. We also expect that we will be able to leverage future lithium-ion cost reductions in both materials and production in manufacturing our cells. We believe our all-solid-state battery cell costs become more compelling at the pack level due to reduced engineering requirements to meet the same level of safety and the ability to significantly reduce or remove pack cooling components.
In response to consumer demand, as well as government mandates and incentives, many major traditional automakers have made commitments to electrify significant portions of their fleets. Specifically, traditional OEMs, including Ford, BMW, GM, Toyota, Daimler, Honda, Hyundai, Jaguar Land Rover, Renault-Nissan Alliance, Stellantis, and Volkswagen, as well as new entrants such as Rivian, Nio, and Vinfast, have publicly stated their commitment to developing solid-state battery technology. Automotive OEMs are incentivized by the technology’s potential to achieve higher energy density, longer battery life, lower costs and increased safety.
Our Competitive Strengths
Only known sulfide-based all-solid-state battery cell architecture expected to enter automotive qualification in 2022.   Solid Power is the only known sulfide-based all-solid-state battery cell company that has showcased the ability to manufacture electric vehicle-relevant battery cells in dimensions suitable for automotive applications using scalable manufacturing processes. Through our partnerships with Ford and BMW, we have designed a larger cell format intended for future electric vehicle integration and use. We are currently in the process of constructing the EV Line at our headquarters in Louisville, Colorado that will support the production of the cells needed to formally enter automotive qualification in 2022. We expect Solid Power will be the first sulfide-based all-solid-state battery cell company to enter such qualification.
Industry leading in-house production using lithium-ion manufacturing processes and equipment.   We are the only known sulfide-based all-solid-state battery cell company that has showcased the ability to manufacture its cell products using industry-standard, scalable roll-to-roll manufacturing methods and equipment that are commonplace in traditional lithium-ion gigafactories. Our pilot production line became fully operational in early 2019. Since that time, we have delivered and had externally tested and validated hundreds of production line-produced battery cells.
Multi-pronged revenue streams from cell products and electrolyte sales.   We intend to license our battery cell architectures and manufacturing know-how to third party commercialization partners, which could include automotive OEMs and top tier battery cell suppliers, that, in turn, could serve multiple automotive OEMs. Further, we plan to sell our sulfide-based solid electrolyte to our commercialization partners and other solid-state cell producers who may or may not be using our unique all-solid-state cell designs. Long-term, we endeavor to be a leading producer and distributor of sulfide-based solid electrolyte material, which we expect to have higher margins than the battery cell manufacturing business and requires substantially less capital equipment investment than battery cell production.
All-solid-state manufacturing removes costly and time-consuming steps required in lithium-ion production and can be done using existing production infrastructure.   We use many of the same processes and equipment deployed in current lithium-ion battery cell manufacturing facilities to produce our all-solid-state battery cells, which can, down the road, allow manufacturing facilities to save on significant capital expenditures when transitioning over to manufacturing our all-solid-state battery cells. Furthermore, our all-solid-state battery cell designs do not require liquids or gels, thus allowing us to remove the electrolyte filling step from the cell assembly process, which accounts for approximately 5% of capital expenditures in a typical GWh-scale lithium-ion facility. We also expect cell manufacturers will be able to remove nearly all of the cell conditioning steps required in traditional liquid electrolyte-based lithium-ion manufacturing, including pre-formation, elevated temperature aging, degassing, formation and final storage, and replace these with a shorter cell quality check. These conditioning steps account for approximately 30% of capital expenditures in a typical GWh-scale lithium-ion facility and can take anywhere from one and one-half to three weeks per cell. In total, we expect our unique cell designs allow for the reduction of costly and time-consuming steps that currently account for approximately 35% of capital expenditure costs in a typical GWh-scale lithium-ion cell production facility.
Partnerships with two of the world’s leading automotive OEMs and a top tier cell manufacturer.   We have ongoing partnerships with BMW, Ford and SK Innovation to jointly develop all-solid-state battery cells, with the ultimate goal of deploying our all-solid-state battery cells in certain of their forthcoming battery powered electric vehicles. We also have received investment capital from Ford and BMW Holding and in December 2021, in connection with the Closing, SK Innovation made a $30 million investment in our company. We have been working closely with BMW since 2016 and Ford since 2018 and entered into a Joint Development Agreement with SK Innovation in October 2021. Both BMW and Ford have made public their belief that the successful development of all-solid-state battery cells and technologies could put these automakers in an advantageous position over their peers in terms of driving range and cost.
High barriers to entry with extensive patents, trade secrets, manufacturing know-how, and industry relationships.   We have spent ten years developing our proprietary all-solid-state battery cell technology and the past three years demonstrating that the technology can be manufactured in a high-throughput manner using existing lithium-ion battery cell manufacturing techniques and equipment. Throughout our existence, we have compiled a portfolio of patents and patent applications (including those we have rights to under exclusive licenses) alongside internally kept trade secrets and manufacturing know-how. Across this portfolio, we have intellectual property in areas including:
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composition of sulfide-based solid electrolyte materials and methods of production;

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electrode and cell designs;

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cell processing methods; and

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electrolyte precursor production.

Our Growth Strategy
As we continue our development activities with the goal of commercializing our All-Solid-State Platform in electric vehicle applications, we are pursuing an aggressive growth strategy. While we believe our goals are achievable, and our roadmap to hitting those goals is reasonable, as with any company that is developing novel technology, our strategy, forecasts, and timetables are subject to change.
EV cell development for official entrance into automotive qualification.   We plan to continue refining our all-solid-state battery cell technology with the goal of validating our EV Line in 2022. We built our first 20 Ah Silicon EV Cell using our current pilot production line in December 2021 and intend to deliver 2 Ah and 20 Ah Silicon EV Cells to our OEM partners during 2022. Once we begin manufacturing EV-scale cells on the EV Line, we expect to utilize our current pilot production line to refine our cell products at the prototype scale. In 2023, we anticipate our OEM partners will complete concept validation of our EV-scale Silicon EV Cells and move into design validation.
Meet battery demand and increase battery production throughput.   We have the current ability to produce greater than 100 all-solid-state battery cells per week via our roll-to-roll pilot production line. By late 2022, we expect to be able to produce roughly 300 battery cells per week on our EV Line. To support our automotive qualification efforts and meet our partners’ requirements, we expect to work with future commercialization partners, including SK Innovation, to further increase battery cell throughput using third-party lithium-ion manufacturing facilities.
Expanded sulfide-based solid electrolyte production.   We currently manufacture our proprietary sulfide-based solid electrolyte at a throughput of approximately 1.2 metric tons per year. In 2022, we expect to expand electrolyte material production at our second facility to approximately 30 metric tons per year. We plan to continuously increase electrolyte material production up to a targeted level of 6,000 metric tons per year by 2026 to support the initial production of approximately 100,000 vehicles annually, with additional plans to further scale electrolyte production to greater than 40,000 metric tons per year by 2028. We expect the additional capacity to be able to support the annual production of 800,000 electrified vehicles using our all-solid-state battery cells by 2028.
Expanded lithium sulfide production.   We currently take a multi-pronged approach to secure the Li2S needed in the synthesis of our proprietary sulfide-based solid electrolyte. We currently source Li2S from leading lithium and chemical companies globally. While we expect Li2S production to significantly increase with commercialization of sulfide-based all-solid-state battery cells, we are also in the early stages of developing a novel low-cost Li2S production method at our facility to address potential supply chain risks. If we are able to do so at scale, longer-term we intend to increase in-house production of Li2S and continue development of low-cost production methods.
Establish and expand partnerships with other automotive OEMs.   Our agreements with both BMW and Ford are non-exclusive, allowing us the ability to pursue relationships with other automotive OEMs. We intend to focus on establishing and expanding our partnership relationships with additional automotive OEMs through both our all-solid-state battery cell designs and sulfide-based solid electrolyte material.
Expand target markets.   We are focused on automotive electric vehicle applications, which we believe represents the largest market opportunity for high-performing, low-cost all-solid-state battery cells. However, in the future we may explore the opportunity of supplying all-solid-state battery cell designs and sulfide-based solid electrolyte materials to other established and emerging markets, including electric vertical takeoff and landing aircraft, aerospace, defense, stationary storage and consumer electronics.
Continued investment in next-gen battery cell innovations.   We intend to continue to invest in research and development to improve sulfide-based solid electrolyte materials and all-solid-state battery cell performance, improve manufacturing processes and reduce costs.
Manufacturing and Supply
We have designed our battery cell manufacturing process to use much of the same equipment that is currently used in production of conventional liquid electrolyte-based lithium-ion battery cells. Since inception, compatibility with lithium-ion manufacturing processes has been fundamental to our strategy, driving the selection of a sulfide-based solid electrolyte solution and subsequent research and development. We believe that using industry standard lithium-ion production processes and equipment substantially de-risks commercial success and allows for rapid deployment of technology among early adopter platforms.
The manufacturing processes we have adopted significantly reduce cell conditioning steps and completely remove electrolyte filling, which account for approximately 30% and 5%, respectively, of capital expenditures in a typical gigafactory, respectively. This removes much of the one and one-half to three-week cell conditioning process.
Our operational MWh-scale roll-to-roll pilot production line has successfully produced prototype Silicon EV Cells and Lithium Metal EV Cells in 0.2 Ah, 2 Ah and 20 Ah form factors. The production line is capable of being transitioned between Silicon EV Cells and Lithium Metal EV Cells. We designed our forthcoming EV Line to have the same capability, with larger cell formats ranging from 60 to 100 Ah. Thus, we expect there are limited future capital expenditure requirements for us to demonstrate the viability of commercial volume production of our all-solid-state battery cells.
Our all-solid-state battery cell design is a multi-layered stacked pouch cell, which we manufacture ourselves. Our cell architecture relies on our proprietary sulfide-based solid electrolyte in a separator layer, which isolates the anode and cathode and conducts lithium-ions. We also manufacture our cathode and high-content silicon anode using materials sourced from external suppliers. We combine those materials with our proprietary sulfide-based solid electrolyte in each layer. We source other input materials from industry leading suppliers and emerging disruptive suppliers. Our sulfide-based solid electrolyte is made from abundant materials produced at industrial scale in multiple geographical locations, excluding the Li2S precursor material. Since we anticipate our need for Li2S to significantly increase with commercialization of sulfide-based all-solid-state battery cells, we are taking a two-pronged approach to secure the necessary supply of Li2S precursor material: sourcing from multiple global entities and working to develop processes to produce material in-house using novel production methods.
Partnerships
We have developed meaningful commercial relationships with our partners, including, among others, BMW, Ford and SK Innovation. These partnerships have played a significant role in our ability to achieve research and development milestones on our path to commercialization. To memorialize our partnerships, we have entered into separate non-exclusive JDAs, including those with BMW, Ford and SK Innovation. The ultimate commercial success of our partnership relationships is subject to various risks and uncertainties. For more information, see “Risk Factors — Risks Related to Solid Power — Risks Related to Development and Commercialization.”
BMW Group
We have a long-standing relationship with BMW, which began in 2016. Our relationship initially focused on all-solid-state battery cell research and development, and in 2017, we announced a partnership to jointly develop all-solid-state battery cell technology. In 2021, BMW and Solid Power expanded the partnership with BMW Holding’s participation in the Series B Financing and with the execution of a joint development agreement for EV-scale cells for testing and vehicle integration with BMW.
Generally, the JDA with BMW sets out the framework for collaboration on the research and development and vehicle integration of all-solid-state battery cells. The JDA requires us to continue our research and development efforts such that our products are capable of being deployed in BMW’s electric vehicles. Though our anticipated timing for achievement of the various milestones and development targets continues to evolve under the JDA, we are currently targeting delivery of EV-scale Silicon EV Cells to BMW in 2022. Additionally, the terms of the JDA permit BMW to share in certain intellectual property developed through the research and development efforts required under the JDA. Solid Power’s ability to share developments gained through the course of performance of the JDA with its other partners is limited in certain circumstances. The JDA also contemplates that we will enter into additional agreements with BMW for purchase and pricing of sulfide-based solid electrolyte materials for integration into all-solid-state battery cell design, as well as licensing our all-solid-state battery cell technology to cell producers. However, the key commercial terms of such additional arrangements have not yet been determined.
As part of the partnership, Solid Power and BMW Holding, an affiliate of BMW AG and one of Solid Power’s stockholders, entered into a Board Nomination Support Agreement, dated May 5, 2021 (the “BMW Nomination Agreement”), pursuant to which BMW Holding has the right to nominate a director for election to our Board. Rainer Feurer, Senior Vice President at BMW and BMW Holding’s nominee, has served on our Board since December 2021 and was a director of Legacy Solid Power from May 2021 until December 2021, in each case pursuant to the BMW Nomination Agreement.
Also, BMW Holding has the right to designate an individual to attend meetings of our Board and its committees in a non-voting, observer capacity, which it received in connection with the expanded partnership.

Ford Motor Company
We started our relationship with Ford in 2018, when it participated in our Series A-1 equity financing by providing both business plan validation and capital. In 2019, we announced an investment by Ford and partnership to jointly develop all-solid-state battery cells using our pilot roll-to-roll production line. In 2021, we expanded our partnership with Ford’s participation in the Series B Financing and the execution of a joint development agreement relating to testing and vehicle integration of our EV-scale cells.
Generally, the JDA with Ford sets out the framework for the collaboration on the research and development of our all-solid-state battery cells. The JDA requires us to continue our research and development efforts such that our products are capable of being deployed in Ford’s electric vehicles. Though our anticipated timing for achievement of the various milestones and development targets continues to evolve under the JDA, we are currently targeting delivery of EV-scale Silicon EV Cells to Ford in 2022. Additionally, the terms of the JDA permit Ford to share in the intellectual property developed through the research and development efforts required under the JDA. Solid Power’s ability to share developments gained through the course of performance of the JDA with its other partners is limited in certain circumstances. The JDA also contemplates that we will enter into additional agreements with Ford for purchase and pricing of sulfide-based solid electrolyte materials for integration into all-solid-state battery cell design, as well as licensing our all-solid-state battery cell technology to cell producers. However, the key commercial terms of such additional arrangements have not yet been determined.
As part of the partnership, Ford was granted the right to appoint a director to the Legacy Solid Power board of directors and was given certain board observer rights, both of which terminated upon the completion of the business combination in December 2021.
SK Innovation
In October 2021, we entered into a non-exclusive JDA with SK Innovation for joint production of our Silicon EV Cells and, contemporaneously, and in connection with the Closing, SK Innovation invested $30 million in our company. The JDA contemplates that SK Innovation and Solid Power will collaborate to validate that Solid Power’s all-solid-state cell designs and production processes are scalable and compatible with existing lithium-ion production technology to enable us to deliver pre-commercial all-solid-state cells to our automotive OEM customers as part of the APQP process.
Under the terms of the JDA, we expect that Solid Power will produce EV-scale Silicon EV “B-Sample” Cells in 2023 at our headquarters in Louisville, Colorado and SK Innovation will be capable of producing the Solid Power-designed EV-scale Silicon EV “C-Sample” Cells in 2024 at its facilities, each as part of the APQP process. The terms of the JDA permit SK Innovation to share in the intellectual property developed through the joint production efforts required under the JDA. The JDA also contemplates that Solid Power and SK Innovation will, upon the fulfillment of certain milestones under the JDA, negotiate a commercial agreement, which agreement is expected to cover terms and conditions for the sale of our proprietary sulfide-based solid electrolyte materials and licensing terms for our all-solid-state cell designs, manufacturing know-how, and production practices. We intend to negotiate the commercialization agreement simultaneously with fulfilling our obligations under the JDA for cell production.
Current Research and Development
We conduct research and development at our headquarters in Louisville, Colorado. Research and development activities focus on making further improvements to our all-solid-state battery cell technology, including improvements to component materials to optimize cell performance and cost. Our research and development programs are currently focused on the following initiatives:
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Sulfide-Based Solid Electrolyte Development.    We are continuously working to improve the performance of our sulfide-based solid electrolyte materials and to develop new materials with priorities on high conductivity, cell processability, improved anode and cathode stability, cost, and enablement of energy-dense cell designs. Similarly, our research and development teams work to further optimize electrolyte production processes for low cost and high material quality while also exploring new routes to electrolyte synthesis.

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Improvements in Cell Performance.    We are developing scalable routes to improve the performance of our various cell designs, including minimizing stack pressure requirements of our all-solid-state battery cells and minimizing resistance within the cells. We are also working to maximize the long-term cycling stability of lithium metal anodes across a broad temperature range and with high charging rates.

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Conversion Reaction Cell Development.    We plan to utilize a conversion reaction cathode in future cell designs, including our Conversion Reaction Cell design, that could completely remove nickel and cobalt from the cathode active materials, and which could cut cathode active material costs by up to 90% if we successfully develop this for commercial use. We intend to continue our research and development efforts on this unique cathode design and eventually transfer manufacturing to our production line.

Intellectual Property
Our proprietary battery cell technology is protected through a combination of patents, patent applications, and trade secrets. Our patent portfolio includes technologies invented by us, in addition to exclusive licenses obtained from the University of Colorado Boulder and Oak Ridge National Laboratory. Solid electrolyte materials and methods of production make up the largest portion of our patent application filings. Additional subjects include electrode and cell designs, cell processing methods, and electrolyte precursor methods, among others. We accelerated our patent application filings in 2021 and are continuing that acceleration in 2022. We regularly file new applications in areas that are enforceable and/or reverse-engineerable. Processes for manufacturing sulfide-based solid electrolyte materials and all-solid-state cells make up the majority of our trade secrets. As of February 28, 2022, we owned or exclusively licensed three issued United States patents and 21 pending United States patent applications, 18 non-United States and PCT patents and applications, and two registered United States trademarks. We further protect our intellectual property with non-disclosure agreements for all employees and consultants and material transfer agreements and non-disclosure agreements with third parties.
Competition
The battery industry is currently receiving significant attention in part due to an evolutionary change in both technology and environmental, social and governance initiatives. Next-generation battery and electric vehicle technologies will underpin performance improvements contributing to global adoption of electric vehicles. The growing spark of global interest has heightened competition in the industry and increased the risk of potential new entrants, which could negatively impact the success of our business, results of operations or financial condition.
We compete directly with “status quo” and emerging electric vehicle battery cell producers. As we near start-of-production for the next generation of electric vehicles, new and emerging battery technologies could create impediments to our commercial success. Nonetheless, we believe we are uniquely positioned across the battery cell technology value chain, including material and cell development and production techniques. Our prospective competitors include major automotive OEMs and top tier battery producers currently supplying, producing and developing solid-state solutions.
A number of mature and development-stage companies are seeking to improve conventional lithium-ion battery cells or to develop new technologies for solid-state battery cells, including lithium-metal battery cells. Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with automotive OEMs and are in varying stages of development.
There are various competing electrolyte material pathways to enable all-solid-state or semi-solid-state battery cell designs. Broadly speaking, we believe the next-generation battery cell community has converged on three competing approaches to solid-state battery cells. Below is a brief overview of these approaches along with our opinion why we believe a sulfide-based solid electrolyte is the superior approach for deployment in passenger electric vehicles.
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Polymers. Considered to be highly manufacturable and thus proven at scale in commercially available products today. However, polymers have the lowest levels of ionic conductivity of the competing solid electrolytes and therefore require elevated temperature when in use (>60° C). Polymers may also require pack-cooling as they can degrade at elevated temperature (>80° C). Consequently, we believe polymer market penetration is generally limited to mass transit applications (e.g., buses, ride share vehicles, etc.) where continuous heating and/or cooling is considered acceptable.
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Oxides. Possessing higher ionic conductivity than polymers, enabling stable operation at room temperature and potentially below, and also capable of being more chemically stable against lithium-metal. However, oxides are highly dense (three times or more the density of polymers and many sulfides) and are a rigid and brittle material that requires high-temperature manufacturing (or sintering) processes that are not common in traditional lithium-ion battery cell manufacturing. Because of these high-temperature manufacturing hurdles, we believe that most manufacturers utilizing an oxide design have been forced to utilize a liquid or gel electrolyte in their cell design, which reduces the battery life, safety and electrode design benefits that accompany battery cells that are truly all-solid-state. To date we are not aware of any manufacturer demonstrating an oxide cell design with greater specific energy (Wh/kg) than traditional lithium-ion.

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Sulfides. Possess the highest levels of ionic conductivity and thus have greater potential to enable the widest temperature operation window than any other solid electrolyte material. While sulfides are an inorganic material, their relatively soft and malleable mechanical properties, unlike oxides, enable their use in a separator layer or cathode or anode (i.e., as an “catholyte” or “anolyte,” respectively) using industry-standard slurry-, coating- and roll-to-roll calendaring-based manufacturing processes. Sulfides must be stored in an inert environment and processed in a dry-room environment to prevent the material from degrading; however, cathode slurry and coating lines are now located in dry-rooms in state-of-the-art gigafactories. We have developed our processes around an industry-standard dry-room condition of -40o C dew point.

Sulfide electrolytes generate hydrogen sulfide (“H2S”) gas when exposed to moist ambient air. H2S is a gas that is toxic to humans above a specific threshold and is regulated by the Occupational Safety and Health Administration. Through preliminary testing, we believe H2S concerns with respect to our sulfide-based solid electrolyte are limited to when it is in powder form. Our preliminary abuse and destructive testing (e.g., cell depackaging or layer delamination) generated negligible H2S gas. If additional safety tests are consistent with our preliminary results, we expect H2S safety concerns at the cell and battery pack level to be minimal. We have implemented robust safety protocols to mitigate H2S risk and other risks associated with handling large volumes of potentially hazardous materials (e.g., solvents, cathode/anode active materials, and electrolytes) in the manufacturing process.
We believe our ability to compete successfully with traditional lithium-ion battery cell technology and with other companies seeking to develop solid-state battery cells will depend on several factors, including cell price, safety, energy density, and battery life, and on non-technical factors such as brand, established customer relationships and financial and manufacturing resources. We believe our close working relationships with Ford, BWM, and SK Innovation can expedite our research and development process relative to our competitors by creating a constant feedback loop allowing for more rapid and intelligent iterations.
Government Regulation and Compliance
Government regulations frequently control how battery cells are stored, transported, used and disposed of. We are subject to regulations governing the proper handling, storage, disposal and transportation of products containing hazardous materials, including federal regulations governing transport of battery cells and state laws relating to recycling and disposal of battery cells.
We are subject to federal and state environmental laws and regulations regarding the handling and disposal of hazardous substances and solid waste. These laws regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. In the course of ordinary operations, we, through third parties and contractors, may handle hazardous substances within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and, as a result, may be jointly and severally liable for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. We are also subject to the strict requirements of the Resource Conservation and Recovery Act and comparable state statutes for the generation or disposal of solid waste, which may include hazardous waste.
The Occupational Safety and Health Act (“OSHA”), and comparable laws in other jurisdictions, regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about any hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and the public.
In many cases, our products — including our all-solid-state battery cells and related technology — are or may in the future be subject to trade and export control laws and regulations in the United States and other jurisdictions where we do business. Such laws may include the export administration regulations and similar export control regimes, trade and economic sanctions maintained by the Office of Foreign Asset Control and other similar agencies, foreign direct investment rules and regulations, tariffs and quotas, and other related regulations in jurisdictions in which we operate. In particular, an export license may be required to export or re-export our products and technology to certain countries or end-users or for certain end-uses or may be prohibited. Obtaining the necessary export license for a particular sale or offering may not be possible or may be time-consuming and may result in the delay or loss of sales opportunities. Any failure to adequately address these legal obligations could result in civil fines or suspension or loss of our export privileges, any of which could materially adversely affect our business, financial condition, and results of operations.
In addition, our business may be subject to the FCPA and other anti-corruption, anti-bribery, and anti-money laundering laws and regulations in the jurisdictions in which we have offices or do business, both domestic and abroad. Any failure to adequately comply with any of these obligations, or future changes with respect to any of these legal regimes, could cause us to incur significant costs, including the potential for new overhead costs, fines, sanctions, and third-party claims.
Human Capital
As of February 28, 2022, we employed 127 full-time employees, based out of our headquarters in Louisville, Colorado. Many of our employees have a technical background or hold advanced engineering and scientific degrees. We are committed to increasing diversity in the workforce and we believe building and maintaining an inclusive and positive culture is important for our success.
We are committed to compensating our employees in an ethical manner. We have taken steps to comply with Colorado’s Equal Pay for Equal Work Act. We offer competitive salaries and benefits, as well as a robust equity compensation plan, all with the intention of attracting and retaining team members capable of making our company a world leader in all-solid-state battery cell and electrolyte development. Our compensation decisions are driven by individual contributions, the overall market, and how critical the role is to our success.
To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.
Facilities
Our corporate headquarters is located in Louisville, Colorado. There, we lease approximately 30,000 square feet under a lease and a sublease that expire in September 2024 and December 2024, respectively. Most of the facility is used for our research and development, manufacturing and quality control.
In September 2021, we entered into a lease for approximately 75,000 square feet in Thornton, Colorado. The lease for this facility expires in March 2029. We intend to use this facility to significantly increase our production of sulfide-based solid electrolyte, expand research and development operations, and for general office purposes.

Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the names, ages, and positions of our executive officers and directors as of March 15, 2022:
Name	Age	Position
Douglas Campbell	48	Chief Executive Officer and Class I Director
David B. Jansen	60	President, Chairman of the Board and Class III Director
Joshua R. Buettner-Garrett	36	Chief Technology Officer
Jon Jacobs	51	Chief Marketing Officer
Derek C. Johnson	44	Chief Operating Officer
James Liebscher	41	Chief Legal Officer and Secretary
Kevin Paprzycki	51	Chief Financial Officer and Treasurer
Erik Anderson(1)	63	Class I Director
Rainer Feurer	55	Class III Director
Steven H. Goldberg(1)(2)(3)	69	Class II Director
Aleksandra Miziolek(2)(3)	65	Class II Director
Lesa Roe(1)(3)	58	Class I Director
John Stephens(1)(2)(3)	62	Class III Director
Robert M. Tichio(3)(4)	44	Class I Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

(4)
Term expires, and will not stand for re-election, at the 2022 Annual Meeting (as defined below).

Douglas Campbell serves as our Chief Executive Officer and a Class I Director. He is a co-founder of Legacy Solid Power and served as Legacy Solid Power’s Chief Executive Officer since its inception. He was a member of the Legacy Solid Power Board since March 2014, when it converted to a corporation. In parallel with establishing Legacy Solid Power, he founded i2C Solutions, LLC (“i2C”), a thermal management company, and co-founded Roccor, LLC (“Roccor”), a component supplier for the small satellite industry. i2C and Roccor merged in 2015, with Roccor being the surviving entity. Mr. Campbell served as the Chief Executive Officer of Roccor until the end of 2018 and remained on its board of directors until the company was acquired in late 2020. He began his career in advanced technology development at the Space Vehicles Directorate of the Air Force Research Laboratory, Kirtland AFB, NM. Mr. Campbell earned his B.S. and M.S. in Civil Engineering with a Structural Mechanics emphasis from the University of New Mexico. We believe Mr. Campbell is well-qualified to serve on the Board due to his extensive experience in managing and leading Legacy Solid Power.
David Jansen serves as the President, Chair and a Class III Director of Solid Power. He served as Legacy Solid Power’s President since February 2017 and was an advisor to the company since its inception. He was a member of Legacy Solid Power’s board of directors since March 2014, when it converted to a corporation. Mr. Jansen previously served as a Managing Partner of Murphee Colorado, a small business venture capital fund, from 2002 to 2010. From 2005 to 2009, he served as the President and Chief Executive Officer of Advanced Distributed Sensor Systems, which developed and manufactured remote sensors for intelligence, surveillance and reconnaissance applications. He has also served on a variety of boards and has been involved with helping startups from formation to exit. Mr. Jansen has a B.S. in Electrical Engineering from the University of Arizona. We believe Mr. Jansen is well-qualified to serve on the Board due to his experience advising and managing Legacy Solid Power as well as his extensive executive and management experience.

Joshua Buettner-Garrett serves as our Chief Technology Officer. He served as Legacy Solid Power’s Chief Technology Officer since November 2013. Prior to joining Legacy Solid Power, he served as Program Manager of the Energy Storage Group at ADA Technologies, Inc., a research and product development business, from 2011 to 2013. He served as a Senior Research Scientist in the ADA Technologies’ Energy Storage Group from 2010 to 2011. Mr. Garrett holds a B.S. in Mechanical Engineering from Arizona State University and a M.S. in Mechanical Engineering from Colorado State University.
Jon Jacobs serves as our Chief Marketing Officer. He served as Legacy Solid Power’s Chief Marketing Officer since October 2021. Mr. Jacobs brings to Solid Power over 20 years of sales and management expertise, including experience with highly technical products and services requiring a value-selling approach. Most recently, Mr. Jacobs served as Vice President of Business Development at Wildcat Discovery Technologies, Inc. from November 2009 until October 2021. Prior to joining Wildcat Discovery Technologies, Inc., Mr. Jacobs served as the Global Director of Sales and Marketing for Material Sciences Corporation from May 2002 to November 2009. Before joining Material Sciences Corporation, Mr. Jacobs served in a series of successive marketing and product design positions. Mr. Jacobs holds an M.B.A. from the University of Michigan, Ross School of Business, an M.S. in Engineering from Purdue University and a B.S. in Mechanical Engineering from the University of Michigan.
Derek Johnson serves as our Chief Operating Officer. He served as Legacy Solid Power’s Chief Operating Officer since January 2020. From September 2016 to January 2020, he served as Vice President of Global Research and Development at A123 Systems (“A123”), a developer and manufacturer of lithium-ion batteries and energy storage systems for automotive applications. His responsibilities ranged from new technology development and IP generation, customer and strategic partner engagement, and production strategy and supply chain rationalization, prior to which he served as the Executive Director of R&D at A123, from April 2015 to September 2016. Dr. Johnson serves as a director of Symbios Technologies, LLC, an aqueous plasma technology platform, and previously served as its Director of Technology Development, Senior Scientist and Engineer from April 2009 to January 2014. He also serves as the President of Fields of Hope, a non-profit focusing on enriching the lives of at-risk youth. Dr. Johnson holds a B.S. in Environmental Engineering from the University of Florida, an M.S. in Chemical Engineering from Colorado State University, and a Ph.D. in Chemical and Biochemical Engineering from Colorado State University. Dr. Johnson has published 16 peer reviewed publications and holds 38 patents.
James Liebscher serves as our Chief Legal Officer and Secretary. He served as Lead Corporate Attorney of Legacy Solid Power from June 2021 through the Closing. Mr. Liebscher was a senior attorney at Aspect Holdings, LLC, an international energy company, from February 2020 until June 2021. He previously was in private practice as a securities and corporate attorney at Polsinelli PC from August 2016 until February 2020 and Dufford & Brown, P.C. from October 2014 until August 2016. Prior to his legal career, he served for nine years in the United States Air Force as an airborne cryptologic linguist. Mr. Liebscher holds an LL.M. in Securities and Financial Regulation from Georgetown University Law Center, a J.D. from the University of Notre Dame Law School, and a B.S. in Business Administration from Bellevue University.
Kevin Paprzycki serves as our Chief Financial Officer and Treasurer. He served as Legacy Solid Power’s Chief Financial Officer since October 2021. Prior to joining Legacy Solid Power, Mr. Paprzycki served as Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Chief Accounting Officer) of Scott’s Liquid Gold-Inc. (“SLGD”) since June 2018, a member of its board of directors since 2019, and began serving as interim co-President in April 2021. Prior to joining SLGD, Mr. Paprzycki was employed by Westmoreland Coal Company and its subsidiary, Westmoreland Resource Partners, LP, where he served as Chief Executive Officer from December 2015 to November 2017, as Westmoreland Coal Company’s Chief Financial Officer from May 2006 to December 2015 and Westmoreland Resource Partners’ Chief Financial Officer from December 2014 to July 2015. Mr. Paprzycki was also a member of each company’s board of directors. Subsequent to his employment with the Westmoreland entities, on October 9, 2018, both Westmoreland entities filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code.
Erik Anderson serves as a Class I Director. Mr. Anderson served as DCRC’s Chief Executive Officer and a member of its board of directors prior to the completion of the business combination. Mr. Anderson has served as the Chief Executive Officer of Decarbonization Plus Acquisition Corporation IV (Nasdaq: DCRD) since February 2021 and a member of its board of directors since August 2021. Mr. Anderson founded WestRiver Group, a collaboration of leading investment firms providing integrated capital solutions to the global innovation economy, in 2002 and has served as Chief Executive Officer of WestRiver Group since its inception. In 2018, Mr. Anderson became executive chairman of Singularity University, a company that offers executive educational programs, a business incubator and innovation consultancy service. Mr. Anderson is Vice-Chairman of Callaway Golf Company (NYSE: ELY), an American global sports equipment manufacturing company, and a director of Hyzon Motors Inc. (Nasdaq: HYZN), a hydrogen mobility company. Mr. Anderson has served on the board of directors of Lumen Biosciences, Inc. and Viome Inc. since January 2022. Mr. Anderson has received numerous honors, including the Ernst & Young Entrepreneur of the Year Award. In 2018 and 2017, Mr. Anderson was honored by Goldman Sachs as one of their Top 100 Most Intriguing Entrepreneurs. In 2019 and 2018, Mr. Anderson was ranked by Golf Inc. as the No. 3 most powerful person in the golf industry after being ranked No. 8 in 2017. Mr. Anderson is Vice-Chairman of ONEHOPE, a cause-centric consumer brand and technology company, and is the founder of America’s Foundation for Chess, currently serving 160,000 children in the United States with its First Move curriculum. His investment experience includes being partner at Frazier Healthcare Partners, Chief Executive Officer of Matthew G Norton Co. and Vice President at Goldman, Sachs & Co. Mr. Anderson was recognized early in his career as one of the top “40 under 40” young achievers and emerging leaders by Seattle’s Puget Sound Business Journal. Mr. Anderson holds a master’s and bachelor’s degree in Industrial Engineering from Stanford University and a bachelor’s degree (Cum Laude) in Management Engineering from Claremont McKenna College. We believe Mr. Anderson is well-qualified to serve on the Board due to his expensive experience as a director and leader of public companies.
Rainer Feurer serves as a Class III Director. He served as a member of the Legacy Solid Power Board since May 2021. Dr. Feurer has served in various strategic, M&A, finance and sales roles of increasing importance at BMW AG (Frankfurt: BAMXF) since 1998. He has also served as a member of the board of directors and audit committee of BMW Brilliance Automotive Ltd. from 2009 to 2015 and again since December 2019. Dr. Feurer is Vice Chairman of Spotlight Automotive Limited since its founding in January 2020 and serves as member of the supervisory board in HERE International B.V. since March 2020, FREE NOW (Intelligent Apps GmbH), CHARGE NOW (Digital Charging Solutions GmbH) and SHARE NOW (Share Now GmbH) since 2019 as well as REACH NOW (moovel Group GmbH) since 2020. Dr. Feurer holds a B.A. (Hons) in International Management from Middlesex University, UK and Dipl. Betriebswirt (FH) Diploma from Reutlingen, Germany. He received his M.B.A. from Monterey Institute of International Studies in 1993 and his Ph.D. in Strategic Management from Cranfield University, UK in 1996. We believe Dr. Feurer is well-qualified to serve on the Board due to his experience in the automotive industry and service as a director of a public company.
Steven Goldberg serves as a Class II Director. He served as a member of the Legacy Solid Power Board since August 2019. Dr. Goldberg is currently a Partner at Finistere Ventures, an early-stage venture capital firm. Since January 2000, Dr. Goldberg has operated Air Access, his own technology consulting business. He also served as an Operating Partner at Venrock, a venture capital firm, from May 2009 to January 2020. From October 2000 to November 2009, Dr. Goldberg served as the Chief Executive Officer of several early-stage technology companies including DataRunway, Vidient Systems, CoWave Networks, and Arcwave. Dr. Goldberg has served as a member of the board of directors of Future Dial, a mobile device processing robotics and automation software company, since July 2011. He previously served on the board of directors of Savari, an automotive technology company, from April 2016 to December 2020. He served on the board of directors of Lucid Motors, an electric vehicle company, from January 2014 to April 2019. He served on the board of directors of Red Seal, a cybersecurity software company, from April 2014 to April 2019. Dr. Goldberg also served on the board of directors of Silicon Valley Forum, a non-profit organization focused on fostering innovation and entrepreneurship in Silicon Valley, from June 2014 to May 2018. Finally, he served on the board of directors of Quantenna, a WiFi semiconductor company, from May 2009 to August 2016. Dr. Goldberg holds B.S. and M.S. degrees in Electrical Engineering from Washington University, St. Louis, and a Ph.D. in Electrical Engineering from the University of California, Santa Barbara. We believe Dr. Goldberg is well-qualified to serve on the Board due to his extensive experience in working with growing technology companies, his strong technical background, and his prior service on private and pre-public company boards.

Aleksandra Miziolek serves as a Class II Director. Ms. Miziolek concluded an approximately six-year tenure in 2019 with Cooper-Standard Holdings Inc. (NYSE: CPS), a leading global supplier of systems and components for the automotive industry, most recently serving as Chief Transformation Officer. In this role, Ms. Miziolek led crucial transformation initiatives aimed at increasing profitability and was actively involved in the development of the company’s growth strategy for its nonautomotive material science business. She also served as Cooper-Standard Holdings’ Senior Vice President, General Counsel, Secretary and Chief Compliance Officer beginning in 2014. Prior to joining Cooper-Standard Holdings, Ms. Miziolek spent 32 years with the law firm of Dykema Gossett, where she held several key leadership positions, such as Director of the Automotive Industry Group, and built a successful M&A and infrastructure practice spanning multiple industries. Since March 2020, Ms. Miziolek has served as a director and member of each of the compensation committee and nominating and governance committee of Tenneco Inc. (NYSE: TEN), a Fortune 500 global industrial supplier for automotive original equipment manufacturers. She is also a NACD Board Leadership Fellow and serves as an Operator Advisor to Assembly Ventures, a global mobility and infrastructure venture fund and Advisor to OurOffice, Inc., a DEI technology solutions provider. Ms. Miziolek holds a B.A in Political Science and Spanish and a J.D., each from Wayne State University. We believe Ms. Miziolek is well-qualified to serve on the Board due to her significant experience in the automotive industry and service as an executive officer, as well as her M&A and legal background.
Lesa Roe serves as a Class I Director. Ms. Roe brings to our Board over 35 years of executive leadership and engineering experience, including in the matters of strategy, corporate management, and budget oversight. From October 2017 through December 2021, Ms. Roe served as the Chief Executive Officer and Chancellor of the University of North Texas System, over which she managed three universities with a combined annual revenue of $1.3 billion, 14,000 employees, and enrollment of over 49,000 students. From 1984 until 2017, Ms. Roe served in successive roles with the National Aeronautics and Space Administration (“NASA”), culminating in her serving as NASA’s Deputy Associate Administrator and Deputy Chief Operating Officer. In that position, which she held from May 2014 until September 2017, Ms. Roe led strategy, execution, operations, and corporate management nationally across all ten NASA field centers, five primary product lines, managed a $19.6 billion annual budget, and had oversight of 17,000 employees. Ms. Roe served as the Chair of the Texas Council of Public University Presidents and Chancellors and she also serves as a member of several other private boards of directors. Ms. Roe holds a B.S. in Electrical Engineering from the University of Florida and an M.S. in Electrical Engineering from the University of Central Florida. In addition, Ms. Roe completed the Finance for Senior Executives from Harvard Business School as well as the University of Michigan and the Smith College Management Fellowship Programs. We believe Ms. Roe is well-qualified to serve on the Board due to her extensive leadership experience and technical background in engineering.
John Stephens serves as a Class III Director. He was a member of the Legacy Solid Power Board since September 2021. Mr. Stephens will bring to the Board over 35 years of accounting and finance expertise, including experience in matters of financial planning, corporate development, accounting and accounting policy, tax, auditing, treasury, investor relations, corporate real estate, business planning, and financial, operational, and regulatory reporting. Specifically, Mr. Stephens retired from AT&T, Inc. (NYSE: T) in March 2021 where he served as its Senior Executive Vice President and Chief Financial Officer, prior to which he served in a series of successive positions in AT&T, Inc.’s finance department. Before joining AT&T, Inc. in 1992, Mr. Stephens held a variety of roles in public accounting. Mr. Stephens is a member of the board of directors of Freeport-McMoRan Inc. (NYSE: FCX), where he serves as chairman of the audit committee. Mr. Stephens is also the audit committee chair of a large independent food retailer and Mr. Stephens has previously served on the board of directors and audit committee of América Móvil, S.A.B. de C.V. (NYSE: AMX). Mr. Stephens holds a B.S.B.A. in Accounting from Rockhurst University and a J.D. from St. Louis University School of Law. We believe Mr. Stephens is well-qualified to serve on the Board due to his executive management experience of a large, publicly traded company and his experience in financial and accounting matters, international business and affairs, mergers, acquisitions and other major corporate transactions.

Robert Tichio serves as a Class I Director, however he provided notice to the Board of his decision not to statnd for re-election at the 2022 Annual Meeting. He served as a member of DCRC’s board of directors prior to the Business Combination and served as its Chief Executive Officer until February 2021. Mr. Tichio served as a member of the board of directors of Decarbonization Plus Acquisition Corporation (Nasdaq: DCRB) from August 2020 until the consummation of DCRB’s business combination in July 2021 and served as Chief Executive Officer of DCRB until September 2020. Mr. Tichio has served as a member of the board of directors of Decarbonization Plus Acquisition Corporation II (Nasdaq: DCRN) since December 2020, served as its Chief Executive Officer from December 2020 to January 2021 and continues to serve on the board of Tritium DCFC Limited after the closing of its business combination with DCRN. Mr. Tichio has served as a member of the board of directors of Decarbonization Plus Acquisition Corporation IV (Nasdaq: DCRD) since February 2021, and as a member of the board of directors of Decarbonization Plus Acquisition Corporation V since March 2021. Mr. Tichio has served as a member of the board of directors of Centennial Resource Development, Inc. (Nasdaq: CDEV) since October 2016. Mr. Tichio has served as a member of the board of directors of Pipestone Energy Corp. (TSE: PIPE) since March 2019. Mr. Tichio has served as a member of the board of directors of Talos Energy Inc. (NYSE: TALO) since April 2012. Mr. Tichio served as a member of the board of directors of EP Energy Corporation from September 2013 until October 2020, and as a member of the board of directors of Northern Blizzard Resources Inc. from June 2011 until May 2017. Mr. Tichio is a partner and managing director of Riverstone Holdings LLC (“Riverstone”). Mr. Tichio joined the firm in 2006 and has been focused on the firm’s Private Equity business. Prior to joining Riverstone, Mr. Tichio was in the Principal Investment Area (PIA) of Goldman Sachs, which manages the firm’s private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisition Group, where he concentrated on assignments that included public company combinations, asset sales, takeover defenses, and leveraged buyouts. Mr. Tichio received his A.B. from Dartmouth College as a Phi Beta Kappa graduate, and later received his M.B.A. with Distinction from Harvard Business School. Mr. Tichio serves on a number of nonprofit and Riverstone portfolio company boards. We believe Mr. Tichio is well-qualified to serve on the Board due to his considerable investment experience, as well as his experience on the DCRB and DCRN boards and boards of Riverstone portfolio companies.
Family Relationships
There are no family relationships among any of our directors and executive officers.
Classified Board of Directors
Our Second A&R Charter provides that the Board is divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of the Board.
The Board currently consists of nine members. Mr. Campbell, Mr. Anderson, Ms. Roe and Mr. Tichio are Class I directors and will serve until our annual meeting of stockholders in 2022 (the “2022 Annual Meeting”). Ms. Miziolek and Dr. Goldberg are Class II directors and will serve until our annual meeting of stockholders in 2023. Mr. Jansen, Dr. Feurer, and Mr. Stephens are Class III directors and will serve until our annual meeting of stockholders in 2024.
On March 17, 2022, Mr. Tichio provided notice to the Board of his decision to not stand for re-election at the 2022 Annual Meeting. Mr. Tichio informed the Board that his decision was due to the extent of his commitments to Riverstone and service on the boards of several Riverstone portfolio investments. Mr. Tichio’s decision not to stand for re-election was not the result of any disagreement with the Company. In connection with Mr. Tichio’s decision not to stand for re-election, the Board, at the recommendation of the nominating and corporate governance committee, voted to reclassify Mr. Campbell as a Class I director and nominate him, along with Mr. Anderson and Ms. Roe, for re-election to the Board at the 2022 Annual Meeting. Also at the recommendation of the nominating and corporate governance committee, the Board voted to reduce the size of the Board to eight members immediately upon completion of the 2022 Annual Meeting, subject to the re-election of Messrs. Anderson and Campbell and Ms. Roe at the 2022 Annual Meeting.
Director Independence
Our Board, at the recommendation of the nominating and corporate governance committee, has affirmatively determined that each of the directors on the Board other than Messrs. Campbell, Feurer and Jansen qualify as independent directors, as defined under the rules of the Nasdaq Global Select Market, and the Board consists of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq Global Select Market relating to director independence requirements. In addition, we are subject to the rules of the SEC and the Nasdaq Global Select Market relating to the membership, qualifications, and operations of the audit committee and the membership of the compensation committee, as discussed below. John Stephens is our lead independent director under the rules of the Nasdaq Global Select Market.
Board’s Role in Risk Oversight
One of the key functions of the Board is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, our audit committee has the responsibility to oversee and discuss our enterprise risk management, including major financial risk exposures, and the steps our management will take to monitor and oversee such exposures, such as guidelines and policies to govern the processes by which risk assessment and management is undertaken. In addition to enterprise risk management, the audit committee also monitors compliance with legal and regulatory requirements and ethical programs, including our global anti-bribery and anti-corruption policy, and also reviews and discusses with management our cybersecurity risk exposures and the steps taken to monitor or mitigate such exposures. Our compensation committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements. Our nominating and corporate governance committee is responsible for monitoring compliance with our Code of Conduct (as defined below) which, among other things, promotes honest and ethical conduct and the appropriate handling of actual or apparent conflicts of interest. The Board or applicable committee also has authority to engage external advisors to the extent necessary or appropriate.
Committees of the Board of Directors
The Board has three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.
Audit Committee
Our audit committee currently consists of Erik Anderson, Steven H. Goldberg, Lesa Roe and John Stephens. The Board, at the recommendation of the nominating and corporate governance committee, has determined that each of the members of the audit committee satisfies the heightened independence requirements of the Nasdaq Global Select Market and Rule 10A-3 under the Exchange Act and is able to read and understand fundamental financial statements in accordance with the Nasdaq Global Select Market audit committee requirements. In arriving at this determination, the nominating and corporate governance committee and Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.
John Stephens serves as the chair of the audit committee. The Board, at the recommendation of the nominating and corporate governance committee, determined that Mr. Stephens qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules of the Nasdaq Global Select Market. In making this determination, the nominating and corporate governance committee and Board considered formal education and previous experience in financial roles. Our independent registered public accounting firm and management periodically meet privately with our audit committee.

The functions of this committee include, among other things:
•
evaluating the performance, independence and qualifications of our independent auditors, including review and evaluation of the lead audit partner;

•
reviewing our accounting and financial reporting processes and disclosure controls;

•
reviewing and approving in advance the engagement of our independent auditors to perform audit services and any permissible non-audit and tax services as well as compensating, evaluating and overseeing our independent auditors;

•
reviewing the adequacy and effectiveness of our internal control policies and procedures and integrity of our financial statements;

•
reviewing our internal audit function including the responsibilities, budget, staffing and effectiveness of our internal audit function;

•
as required by law, obtaining and reviewing at least annually a written report by each of our independent auditors describing the independent auditor’s internal quality control procedures, any material issues raised by the most recent internal quality-control review and all relationships between the independent auditor and the Company that may impact objectivity;

•
reviewing our annual and quarterly financial statements and reports, including the disclosures contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”), discussing the statements and reports with our independent auditors and management, and making a recommendation to the Board as to whether the audited financial statements and the MD&A should be included in the Company’s Form 10-K for filing with the SEC;

•
reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, including any use of pro forma or adjusted non-GAAP information, and matters concerning the scope, adequacy, and effectiveness of our financial controls and critical accounting policies;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters including investigating any complaints received pursuant to our whistleblower policy and/or Code of Conduct (as defined below);

•
preparing the report that the SEC requires in our annual proxy statement;

•
reviewing, approving or ratifying, and monitoring any related party transactions involving directors, executive officers or affiliated stockholders beneficially owning more than 5% of any class of our voting securities in accordance with our related person transaction policy;

•
reviewing, monitoring and discussing with management and the independent auditors’ compliance with legal, regulatory and internal compliance responsibilities, as well as ethical compliance programs, including our global anti-bribery and anti-corruption policy;

•
reviewing and discussing with management and independent auditor’s guidelines and policies to identify, monitor and address our enterprise risks, including major financial risk exposures, and overseeing and monitoring the process by which risk assessment and risk management is implemented;

•
reviewing and discussing with management our cybersecurity risk exposures and the steps taken to monitor or mitigate such exposures; and

•
reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

Our Board has adopted a written charter for the audit committee, which is available on our website.
Compensation Committee
Our compensation committee currently consists of Steven H. Goldberg, Aleksandra Miziolek and John Stephens. Dr. Goldberg serves as the chair of the compensation committee. Ms. Miziolek joined the Board and was appointed to serve on the compensation committee in February 2022, and accordingly did not participate in any discussions or deliberations relating to the 2021 compensation of our executive officers or the development of our non-employee director compensation program.
The Board, at the recommendation of the nominating and corporate governance committee, determined that each of the members of the compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and satisfies the independence requirements of Rule 10C-1 of the Exchange Act and the rules of the Nasdaq Global Select Market.
The functions of this committee include, among other things:
•
reviewing and approving the corporate goals and objectives that pertain to the determination of executive compensation for our executive officers’ performance in light of such goals and objectives;

•
reviewing and approving the compensation and other terms of employment of our executive officers including the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for our executive officers;

•
reviewing, approving and overseeing our employee benefit and equity incentive plans, including the grant of equity awards in accordance with procedures and guidelines as may be established by the Board;

•
advising the Board on management proposals to stockholders on executive compensation matters including, when applicable, advisory votes on executive compensation and the frequency of such votes, and proposals received from stockholders on executive compensation matters;

•
periodically reviewing our employee compensation plans to ensure consistency with our general compensation strategy;

•
reviewing and making recommendations to the Board regarding the type and amount of compensation to be paid or awarded to our non-employee board members;

•
reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•
overseeing regulatory compliance with respect to compensations matters including (i) reviewing with management our disclosures regarding executive compensation matters in our periodic reports or proxy statements to be filed with the SEC, and (ii) producing a compensation committee report to be included in our periodic reports or proxy statements, in each case, to the extent included in any such report or proxy statement;

•
reviewing and evaluating with management risks related to our compensation policies and practices, including whether the policies and practices encourage excessive risk-taking;

•
reviewing and monitoring compliance with stock ownership guidelines for our executive officers and non-employee board members;

•
reviewing and approving any clawback policy to recoup compensation paid to employees; and

•
reviewing and evaluating on an annual basis the performance of the compensation committee and the compensation committee’s charter.

Our Board has adopted a written charter for the compensation committee, which is available on our website. The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq Global Select Market and the SEC.
In May 2021, the board of directors of Legacy Solid Power (“Legacy Solid Power Board”) retained Compensia, Inc. (“Compensia”) as its independent compensation consultant. The compensation committee retained Compensia following the business combination to advise the compensation committee with respect to director and officer compensation matters. As requested, a representative of Compensia may attend certain meetings of the compensation committee and communicate with compensation committee members outside of meetings. In assessing the independence of Compensia, the compensation committee considered the factors required by the Nasdaq Global Select Market and the SEC and determined Compensia was independent.
In February 2022, the compensation committee retained Winston & Strawn LLP (“Winston”) as its independent counsel to advise the compensation committee with respect to director and officer compensation matters. As requested, a representative of Winston may attend certain meetings of the compensation committee and communicate with compensation committee members outside of meetings. In assessing the independence of Winston, the compensation committee considered the factors required by the Nasdaq Global Select Market and the SEC and determined Winston was independent.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Steven H. Goldberg, Aleksandra Miziolek, Lesa Roe, John Stephens and Robert M. Tichio. Each of the members of our nominating and corporate governance committee satisfy the independence requirements of the rules of the Nasdaq Global Select Market. Robert M. Tichio serves as the chair of our nominating and corporate governance committee. As discussed above, Mr. Tichio has notified the Board of his decision to not stand for re-election at the 2022 Annual Meeting; therefore, we expect our Board will elect a new chair of this committee effective following the 2022 Annual Meeting.
The functions of this committee include, among other things:
•
identifying, reviewing and making recommendations to the Board of candidates to serve on the Board;

•
reviewing, assessing and making recommendations to the Board regarding the desired qualifications, expertise, and characteristics sought of board members;

•
establishing procedures for the submission of candidates for election to the Board and evaluating nominations by stockholders of such candidates;

•
establishing procedures for evaluating the independence of directors against the independence requirements of Nasdaq and the applicable rules and regulations of the SEC and other applicable laws;

•
establishing the evaluation criteria and overseeing the annual self-evaluation of the Board, committees of the Board and individual Board members and making recommendations to the Board as to whether continued service on the Board is appropriate;

•
evaluating the current size, composition, organization and governance of the Board and its committees and making recommendations to the Board for changes to any of the foregoing;

•
reviewing our succession planning process for our Chief Executive Officer and other members of our executive management team and assisting the Board in evaluating potential successors of the executive management team;

•
developing and reviewing our corporate governance guidelines and recommending to the Board any changes to our corporate governance guidelines;

•
reviewing issues and developments related to corporate governance practices and recommending to the Board any changes to our corporate governance practices;

•
reviewing and discussing with management the disclosure of our corporate governance practices, and providing a recommendation whether this disclosure be included in our proxy statement or our annual report on Form 10-K;

•
overseeing the orientation and continuing education of board members pursuant to our corporate governance guidelines;

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developing, approving, reviewing and monitoring compliance with our Code of Conduct;

•
reviewing and approving any actual or potential conflicts of interests of board members and corporate officers, other than related party transactions reviewed by the audit committee, as well as any proposed taking of a corporate opportunity by Board members and corporate officers;

•
administering policies and procedures for various constituencies to communicate with the non-management Board members; and

•
reviewing and evaluating on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.

Our Board has adopted a written charter for the nominating and corporate governance committee, which is available on our website.
Other Information about the Board of Directors
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has ever been an executive officer or employee of Solid Power. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve as a member of the Board or compensation committee.
Code of Business Conduct
The Board adopted a code of business conduct and ethics (the “Code of Conduct”), applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website. The nominating and corporate governance committee of the Board is responsible for developing, reviewing, and monitoring compliance with the Code of Conduct, other than matters related to accounting or auditing matters, which are handled by our audit committee. Any waivers of the Code of Conduct for employees, executive officers or directors must be approved by the Board. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.
Corporate Governance Guidelines
The Board adopted corporate governance guidelines that serve as a framework within which the Board and its committees operate. These guidelines cover a number of areas including director responsibilities, Board agenda, roles of the chair of the Board, principal executive officer and lead independent director, meetings of independent directors, committee responsibilities and assignments, Board member access to management and independent advisors, director communications with third parties, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is posted on our website.
Director Nominations
Our nominating and corporate governance committee will recommend to the Board candidates for nomination for election at the annual meeting of the stockholders. The Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our Bylaws.
We do not intend to formally establish any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board considers character, professional ethics and integrity, judgment, business acumen, proven achievement and competence in one’s field, the ability to exercise sound business judgment, tenure on the Board and skills that are complementary to the Board, an understanding of our business, an understanding of the responsibilities that are required of a member of the Board, other time commitments, diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities, attributes that contribute to the total mix of viewpoints and experience represented on the Board and the ability to represent the best interests of our stockholders.

EXECUTIVE COMPENSATION
To achieve our goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward talented and qualified executives who share our philosophy and desire to work towards achieving our goals.
We believe our compensation program should promote the success of our company and align executive incentives with the long-term interests of our stockholders. Our compensation program for 2021 executive compensation reflected our startup origins in that they consisted primarily of salary, bonus and stock option awards. We intend to continue to evaluate our philosophy and compensation programs as circumstances require. In May 2021, Legacy Solid Power engaged Compensia, an independent compensation consultant, to assess the competitiveness of our executive and director compensation programs.
We are considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, this section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. As an emerging growth company, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers for 2021, whom we refer to as our “named executive officers” or our “NEOs”.
For the year ended December 31, 2021, our named executive officers were:
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Douglas Campbell, Chief Executive Officer;

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David Jansen, President; and

•
Jon Jacobs, Chief Marketing Officer.

Summary Compensation Table
The following table sets forth information concerning compensation paid by us to our NEOs for their services rendered to us in all capacities during the years ended December 31, 2020 and 2021.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Douglas Campbell Chief Executive Officer	2021	258,333	162,500	981,783	15,941	1,418,557
	2020	225,000	100,000	—	10,500	335,500
David Jansen President	2021	174,166	96,250	2,618,087	8,061	2,896,564
Jon Jacobs(4) Chief Marketing Officer	2021	45,833	20,052	2,444,975	100,268	2,611,128

(1)
The amounts in this column include cash bonuses earned for the year ended 2021 but paid in February 2022.

(2)
The amounts in this column represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 718. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus, which contains a discussion of all assumptions made by us in determining the grant date fair value of our stock options.

(3)
For Mr. Campbell, the amounts in this column represent matching contributions under Legacy Solid Power’s 401(k) plan in the amount of $14,333 for 2021, health savings account contributions made on behalf of Mr. Campbell in the amount of $1,500 for 2021, and $108 of life insurance premiums paid by the Company in 2021. For Mr. Jansen, the amount in this column represents matching contributions under Legacy Solid Power’s 401(k) plan in the amount of $7,953 and $108 of life insurance premiums paid by the Company in 2021. For Mr. Jacobs, the amount in this column represents $100,000 paid by the

Company for relocation expenses, health savings account contributions made on behalf of Mr. Jacobs in the amount of $250, and $18 in life insurance proceeds.
(4)
Mr. Jacobs has served as Chief Marketing Officer since October 18, 2021.

Components of Executive Officer Compensation
For 2021, the compensation program for our named executive officers consisted of base salary, annual bonus opportunity, and, in certain instances, incentive compensation delivered in the form of stock option awards, as well as 401(k) match and health savings account contributions, life insurance premiums, and relocation expenses. In August 2021, the Legacy Solid Power Board, in consultation with Compensia and upon recommendation of the Solid Power compensation committee, approved market-based adjustments to the base salary and target annual bonus opportunities for certain of our named executive officers and other key employees. The Company entered into a Letter Agreement with each of Mr. Campbell and Mr. Jansen as of August 5, 2021. Mr. Jacobs and the Company entered into an employment offer letter, dated September 26, 2021. The narrative below summarizes the payments and benefits that each named executive officer was entitled to receive during fiscal year 2021.
Base Salary
Base salary is set after taking into account the named executive officer’s duties and authorities, contributions, prior experience and individual and company performance.
Cash Bonus
Cash bonuses are determined by the compensation committee based on the performance of the named executive officer. Pursuant to their respective employment arrangements, Messrs. Campbell, Jansen, and Jacobs each earned an annual cash bonus with respect to the 2021 fiscal year as determined by the compensation committee in the amount of $162,500, $96,250, and $20,052, respectively, which bonuses were paid in 2022.
Stock Option Awards
Stock options have been granted to certain of our named executive officers under the 2014 Plan.
Benefits and Perquisites
We provide benefits to our named executive officers on the same basis as provided to all of our employees, including medical, dental and vision insurance; life insurance; accident insurance; short-and long-term disability insurance; a health savings account; an employee assistance program; a flexible spending account for medical, dental, and vision expenses; a dependent flexible spending account; and a 401(k) plan.
Retirement Benefits
We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We provide a matching contribution for certain participants’ elective contributions to the 401(k) plan, including certain named executive officers. We do not provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.
Executive Officer Compensation Arrangements
As part of the business combination, we entered into an executive employee letter agreement with each of our NEOs, as outlined below.
Letter Agreement with Douglas Campbell
On August 5, 2021, we entered into an employment letter with Mr. Campbell, our Chief Executive Officer. The employment letter does not have a specific term and provides that Mr. Campbell is an at-will employee. The employment letter provides that Mr. Campbell’s annual base salary is $325,000 and his target annual cash bonus is 50% of his annual base salary. Effective August 3, 2021, Mr. Campbell was granted an option to purchase 150,000 shares of Legacy Solid Power Common Stock at an exercise price of $15.96 per share, which converted into an option to purchase 477,296 shares of Common Stock of the Company at an exercise price of $5.02 per share on December 8, 2021 as detailed above under the heading “Stock Option Awards.” The option vests 1/4th one year after the vesting commencement date and then in a series of 36 equal monthly installments measured from the first anniversary of the vesting commencement date, in each case, subject to acceleration as set forth in the Executive Severance Plan. The option expires on August 3, 2031.
Letter Agreement with David Jansen
On August 5, 2021, we entered into an employment letter with Mr. Jansen, our President. The employment letter does not have a specific term and provides that Mr. Jansen is an at-will employee. The employment letter provides that Mr. Jansen’s annual base salary is $275,000 and his target annual cash bonus is 35% of his annual base salary. Effective August 3, 2021, Mr. Jansen was granted an option to purchase 400,000 shares of Legacy Solid Power Common Stock at an exercise price per share of $15.96, which converted into an option to purchase 1,272,791 shares of Common Stock of the Company at an exercise price of $5.02 per share on December 8, 2021 as detailed above under the heading “Stock Option Awards.” The option vests 1/4th one year after the vesting commencement date and then in a series of 36 equal monthly installments measured from the first anniversary of the vesting commencement date, in each case, subject to acceleration as set forth in the Executive Severance Plan. The option expires on August 3, 2031.
Offer Letter with Jon Jacobs
On September 26, 2021, we entered into an employment offer letter with Mr. Jacobs, our Chief Marketing Officer. The offer letter does not have a specific term and provides that Mr. Jacobs is an at-will employee. The offer letter provides that Mr. Jacob’s annual base salary is $275,000, and his target annual cash bonus is 35% of his annual base salary, subject to Board approval. Effective October 19, 2021, Mr. Jacobs was granted an option to purchase 325,000 shares of Legacy Solid Power Common Stock, at an exercise price per share of $18.82, which converted into an option to purchase 1,034,143 shares of Common Stock at an exercise price of $5.92 per share of the Company on December 8, 2021 as detailed above under the heading “Stock Option Awards.” The option vests 1/4th one year after the vesting commencement date and then in a series of 36 equal monthly installments measured from the first anniversary of the vesting commencement date, in each case, subject to acceleration as set forth in the Executive Severance Plan. The option expires on October 19, 2031.
Executive Change in Control and Severance Plan
Each outstanding option to purchase shares of our Common Stock held by our named executive officers and granted prior to August 2021 is subject to vesting acceleration under the 2014 Plan Vesting Acceleration provisions below.
In August 2021, the Legacy Solid Power Board adopted an Executive Change in Control and Severance Plan, or the Executive Severance Plan, pursuant to which our named executive officers and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Executive Severance Plan. This Executive Severance Plan was developed with input from Compensia, regarding severance practices at comparable companies. It is designed to attract, retain and reward senior level employees. The Executive Severance Plan will be in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, other than the 2014 Plan Vesting Acceleration provisions, which will continue to apply.
Each of our named executive officers (each, a “participant”) has entered into a participation agreement under our Executive Severance Plan providing for the rights to the applicable payments and benefits described below.
In the event of an “involuntary termination” of the employment of a participant (i) by us for a reason other than “cause,” or the participant’s death or “disability,” or (ii) by him for “good reason” (as such terms are defined in our Executive Severance Plan), in either case, that occurs outside the change in control period (as described below), then the participant will be entitled to the following payments and benefits:
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a lump sum payment equal to six months of the participant’s annual base salary as in effect immediately prior to their involuntary termination of employment, or, in the case of Mr. Campbell, 12 months; and

•
reimbursement for premium cost for continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended, or COBRA, or a taxable lump sum payment equal to the premium cost of continued health coverage under COBRA, for a period of six months, or, in the case of Mr. Campbell, 12 months.

In the event of an “involuntary termination” of the employment of a participant (i) by us for a reason other than “cause,” or the participant’s death or “disability” or, (ii) by him for “good reason,” in either case, within a period beginning three months prior to and ending 12 months following a “change in control” (as defined in our Executive Severance Plan) (such period, the “change in control period”), then the participant will be entitled to the following payments and benefits:
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a lump sum payment equal to 12 months of the participant’s annual base salary as in effect immediately prior to their involuntary termination of employment, or, in the case of Mr. Campbell, 18 months;

•
a lump sum payment equal to such participant’s annual target bonus in effect for the year of termination, or, in the case of Mr. Campbell, 150% of annual target bonus in effect for the year of termination;

•
reimbursement for premium cost for continued health coverage under COBRA or a taxable lump sum payments equal to the premium cost of continued health coverage under COBRA for a period of 12 months, or, in the case of Mr. Campbell, 18 months; and

•
100% accelerated vesting of all outstanding equity awards granted on or after August 4, 2021, and, with respect to such equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the participant signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the participant’s involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with the invention assignment and confidentiality agreement applicable to the participant.
In addition, if any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a participant would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and could be subject to the related excise tax, the participant will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. The Executive Severance Plan does not require us to provide any tax gross-up payments to the participants.
2021 Named Executive Officer Compensation
In August 2021, the Legacy Solid Power Board, in consultation with Compensia, approved market-based adjustments to the base salary and target annual bonus opportunities for our named executive officers and other key employees.
In August 2021, the Legacy Solid Power Board also approved option grants to Mr. Campbell and Mr. Jansen covering 150,000 shares and 400,000 shares, respectively, of Legacy Solid Power Common Stock, at an exercise price per share of Legacy Solid Power Common Stock of $15.96. In October 2021, the Legacy Solid Power Board approved an option grant to Mr. Jacobs covering 325,000 shares of Legacy Solid Power Common Stock, at an exercise price per share of Legacy Solid Power Common Stock of $18.82. These grants were made to provide them additional incentives to remain with us and to promote further alignment between their interests and those of our stockholders. In determining the size of these grants, the

Legacy Solid Power Board, in consultation with Compensia, considered several factors, including the percentage ownership in Legacy Solid Power held by each named executive officer and the amount his ownership interests were unvested as of the date of grant, the estimated value of his company ownership interests, market data for similarly situated executives at comparable companies, the named executive officer’s past and expected future contributions.
The grants are subject to the terms and conditions of the 2014 Plan and the applicable form of option agreement thereunder, and vest as to 1/4th of these shares after one year after the grant date with the balance of the shares vesting in a series of 36 successive equal monthly installments measured from the first anniversary of the grant date, subject to the named executive officer’s continued service with us, and further subject to vesting acceleration under the 2014 Plan Non-Assumption Provision and under certain circumstances as described under “— Potential Payments upon Termination or Change in Control.”
Outstanding Equity Awards at 2021 Fiscal Year-End
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2021:
		Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Douglas Campbell	02/01/2017	5,091,169	—	0.04	02/01/2022(2)
Douglas Campbell	08/03/2021(3)	—	477,296	5.02	08/03/2031
David B. Jansen	02/01/2017	1,590,990	—	0.03	02/21/2027
David B. Jansen	08/03/2021(3)	—	1,272,791	5.02	08/03/2031
Jon Jacobs	10/19/2021(4)	—	1,034,143	5.92	10/19/2031

(1)
Pursuant to the business combination, on the Closing Date, each Legacy Solid Power option was converted into an option to purchase a number of shares of Common Stock of the Company, equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Solid Power Common Stock subject to such Legacy Solid Power option immediately prior to the Closing Date and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Legacy Solid Power option immediately prior to the Closing Date divided by (B) the Exchange Ratio.

(2)
Mr. Campbell exercised this stock option and acquired 5,091,169 shares of Common Stock on January 12, 2022.

(3)
The shares of Common Stock subject to these stock options vest and become exercisable under the following schedule: 25% of the shares subject to the stock option vest on August 3, 2022 and 1/36 of the remaining shares subject to the stock option will vest monthly thereafter.

(4)
The shares of Common Stock subject to these stock options vest and become exercisable under the following schedule: 25% of the shares subject to the stock option vest on October 18, 2022 and 1/36 of the remaining shares subject to the stock option will vest monthly thereafter.

Solid Power Equity Plans
2021 Equity Incentive Plan
On December 8, 2021, the 2021 Plan became effective. The 2021 Plan was approved at the Special Meeting. The purposes of the 2021 Plan are to attract and retain personnel for positions with us, any parent or subsidiary, and any entity that is in control of, is controlled by or is under common control with us (such entities are referred to herein as, the “company group”); to provide additional incentive to employees, directors, and consultants; and to promote the success of our business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2021 Plan may determine.
Authorized Shares
Subject to the adjustment provisions contained in the 2021 Plan, the maximum number of shares of Common Stock that may be issued pursuant to awards under the 2021 Plan is (i) 18,900,000 shares of Common Stock, plus (ii) any shares of Common Stock subject to stock options or other awards that were assumed in the business combination and expire or otherwise terminate without having been exercised in full, are tendered to or withheld by Solid Power for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by Solid Power due to failure to vest, with the maximum number of shares to be added to the 2021 Plan pursuant to clause (ii) equal to 34,621,383 shares of Common Stock. The 2021 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of Common Stock available for issuance under the 2021 Plan on the first day of each fiscal year beginning with the 2022 fiscal year, equal to the least of:
•
18,900,000 shares of Common Stock;

•
5% of the total number of shares of all classes of Common Stock outstanding as of the last day of our immediately preceding fiscal year; or

•
such lesser amount determined by the administrator.

The 2021 Plan provides that the evergreen provision will terminate following the increase on the first day of the 2031 fiscal year. Generally, if an award expires or becomes unexercisable without having been exercised in full, is surrendered in full pursuant to an exchange program, or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or reacquired by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares) that were subject to such awards will become available for future grant or sale under the 2021 Plan (unless it has terminated). With respect to stock appreciation rights, only shares actually issued will cease to be available. Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan and will not become available for future distribution under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding and remittance obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance.
If we declare or effect any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our shares or other securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any of its successors) affecting the shares occurs (including a change in control), the administrator, to the extent the administrator in its sole discretion deems necessary to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits contained in the 2021 Plan.
Plan Administration
The Board or a committee appointed by the Board will administer the 2021 Plan and is referred to as the administrator. Different administrators may administer the 2021 Plan with respect to different groups of service providers. The Board may retain the authority to concurrently administer the 2021 Plan and revoke the delegation of some or all authority previously delegated.
Subject to the terms of the 2021 Plan and applicable laws, the administrator generally will have the power, in its sole discretion, to make any determinations and perform any actions deemed necessary or advisable for administering the 2021 Plan. The administrator will have the power to administer the 2021

Plan, including but not limited to the power to construe and interpret the 2021 Plan and awards granted under the 2021 Plan, and determine the terms of awards, including but not limited to the exercise price (if any), the number of shares of Common Stock subject to each award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator may select the service providers to whom awards may be granted and approve forms of awards agreements under the 2021 Plan. The administrator will not be required to treat all awards, portions of awards or participants similarly. The administrator will also have the authority to amend awards (including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option) and to temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, subject to the provisions of the 2021 Plan. The administrator may institute and determine the terms and conditions of an exchange program under which participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type, and/or cash, or by which the exercise price of an outstanding award is increased or reduced; provided, however, that any exchange program that allows for participation of awards held by executive officers or directors requires stockholder approval prior to implementation. Unless a participant is on an approved leave of absence, the administrator will have sole discretion to determine the date on which a participant stops actively providing services to us or the company group. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.
Eligibility
Persons eligible to receive awards under the 2021 Plan include our officers and other employees, non-employee directors and consultants. Our employees and each of our non-employee directors are considered eligible under the 2021 Plan.
Any individual consultant to Solid Power is considered eligible to participate in the 2021 Plan, subject to certain SEC limitations. However, our practice is generally be not to grant equity awards to consultants.
Stock Options
Options may be granted under the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of options, including when such options vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such options will vest or become exercisable) and whether such options are designated as incentive stock options intended to qualify under Section 422 of the Code or options not intended to so qualify. The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of stock of Solid Power or any of its parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In the event of a termination for cause or resignation following the occurrence of an event that otherwise would be cause, the option immediately will be forfeited. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan. Subject to the provisions of the 2021 Plan, the administrator will determine the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.
Stock Appreciation Right
Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Common Stock between the exercise date and the date of grant. Subject to the provisions of the 2021 Plan, the administrator will determine the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator will have the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant with respect to United States taxpayers, and the term of a stock appreciation right will be 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. In the event of a termination for cause or resignation following the occurrence of an event that otherwise would be cause, the stock appreciation right immediately will be forfeited. However, in no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2021 Plan.
Restricted Stock
Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us or members of the company group), and the administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting but will not have dividend rights with respect to such shares unless and until such shares vest in accordance with their terms. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture by the participant.
Restricted Stock Units
Restricted stock units may be granted under the 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of Common Stock. The administrator will determine the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator will have the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.
Performance Awards
Performance awards may be granted under the 2021 Plan. Performance awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the value of the payout for the performance awards to be paid out to participants. The administrator will have the discretion to reduce or waive any performance objectives or other vesting provisions for performance awards. Performance awards will have a threshold, target, and maximum payout value established by the administrator on or before to the grant date. The administrator will have the discretion to pay earned performance awards in the form of cash, shares, or in some combination of both.
Non-Employee Directors
The 2021 Plan provides that any non-employee director, in any fiscal year, may not be granted compensation (including, but not limited to, cash retainer or fees) (including awards under the 2021 Plan) with an aggregate value of more than $500,000, increased to $750,000 in connection with the non-employee director’s initial fiscal year of service, with the value of each equity award based on such award’s grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any compensation paid to a non-employee director for his or her prior services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential equity awards to our non-employee directors.
Non-Transferability of Awards
Unless the administrator provides otherwise, the 2021 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.
Dissolution or Liquidation
If there is a proposed liquidation or dissolution of Solid Power, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger or Change in Control
The 2021 Plan provides that if there is a merger or a “change in control” (as defined under the 2021 Plan) of Solid Power, each outstanding award will be treated as the administrator determines (subject to the following paragraphs) without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator will not be required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2021 Plan.
If the successor corporation does not continue an award (or some portion of such award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and, regarding 100% of participant’s outstanding awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met. In no event will vesting of an award accelerate as to more than 100% of the award. If options or stock appreciation rights are not continued when a change in control or a merger of Solid Power with or into another corporation or other entity occurs, the administrator will notify the participant in writing or electronically that the participant’s vested options or stock appreciation rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the administrator in its sole discretion and all of the participant’s options or stock appreciation rights will terminate upon the expiration of such period (whether vested or unvested).
For awards granted to a non-employee director, in the event of a change in control, the non-employee director will fully vest in and have the right to exercise all of their outstanding options and stock appreciation rights, all restrictions on restricted stock and RSUs will lapse and, for awards with performance-based vesting, unless specifically provided for in the award agreement, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.
Forfeiture and Clawback
All awards granted under the 2021 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law or listing standards. In addition, the administrator may impose such other clawback, recovery or recoupment provisions in an award agreement as the administrator determines necessary or appropriate, including without limitation to any reacquisition right regarding previously acquired shares or other cash or property. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an award.
Amendment or Termination
The 2021 Plan became effective upon the Closing and will continue in effect for up to ten (10) years following stockholder approval of the 2021 Plan on December 7, 2021, unless earlier terminated by the administrator, but no incentive stock options may be granted after ten (10) years from the earlier of the Board or stockholder approval of the 2021 Plan. In addition, the Board will have the authority to amend, suspend, or terminate the 2021 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.
2021 Employee Stock Purchase Plan
On December 7, 2021, our 2021 Employee Stock Purchase Plan (the “ESPP”) became effective. The ESPP was approved at the Special Meeting.
Shares Available for Issuance
Subject to adjustment upon certain changes in our capitalization as described in the ESPP, the maximum number of shares of Common Stock available for issuance under the ESPP will be 3,778,000 shares, except as described below. The shares may be authorized, but unissued, or reacquired Common Stock. The number of shares of Common Stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the 2021 fiscal year equal to the least of (i) 3,778,000 shares of Common Stock, (ii) one percent (1%) of the outstanding shares of all series of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator. We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of Common Stock.
Administration
The ESPP is administered by the Board’s compensation committee. Subject to the terms of the ESPP, the administrator has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary or advisable for the administration of the ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the ESPP, handle contributions to the ESPP, coordinate the making of contributions to the ESPP, establish bank or trust accounts to hold contributions to the ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator will also be authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the ESPP or the same offering to employees resident solely in the United States. Every finding, decision and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.
Eligibility
Generally, all of our employees are eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q)

of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares of Common Stock under the ESPP if such employee:
•
immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all series of capital stock of ours or of any parent or subsidiary of ours; or

•
holds rights to purchase shares of Common Stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of Common Stock for each calendar year in which such rights are outstanding at any time.

Offering Periods
The ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Offering periods will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than 27 months.
Contributions
The ESPP permits participants to purchase shares of Common Stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, or such other limit established by the administrator from time to time in its discretion and on a uniform and nondiscretionary basis for all options to be granted on an enrollment date in an offering, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, during any offering period, a participant may not increase the rate of his or her contributions and may only decrease the rate of his or her contributions (including to 0%) one time.
Exercise of Purchase Right
Amounts contributed and accumulated by the participant will be used to purchase shares of Common Stock at the end of each purchase period. A participant may purchase a maximum number of shares of Common Stock during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares will be determined by the administrator from time to time, in its discretion and on a uniform and nondiscriminatory basis for all options to be granted on an enrollment date, provided that in no event may the purchase price be less than 85% of the lower of the fair market value of Common Stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Common Stock. Participation in the ESPP ends automatically upon termination of employment with us.
Termination of Participation
Participation in the ESPP generally terminates when a participating employee’s employment with us or a designated company ceases for any reason, the employee withdraws from the ESPP or we terminate or amend the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures specified by the administrator prior to any applicable deadline. Upon withdrawal from the ESPP, in general, the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.
Non-Transferability
Neither contributions credited to a participant’s account nor rights to purchase shares of Common Stock and any other rights and interests under the ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.
Certain Transactions
In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of Common Stock or our other securities, or other change in our corporate structure affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, to the extent the administrator in its sole discretion deems necessary in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP in such manner it may deem equitable, will adjust the number and class of Common Stock that may be delivered under the ESPP, the purchase price per share, the number of shares of Common Stock covered by each purchase right under the ESPP that has not yet been exercised, and the numerical limits of the ESPP.
In the event of our proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before consummation of the proposed dissolution or liquidation following the purchase of shares of Common Stock under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
In the event of a merger or “change in control” (as defined in the ESPP), except as otherwise determined by the administrator, each outstanding option under the ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
Amendment; Termination
The administrator has the authority to amend, suspend or terminate the ESPP. The ESPP automatically will terminate in 2041, unless we terminate it sooner. If the administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence. If the ESPP is terminated, the administrator in its discretion may terminate all outstanding offering periods either immediately or after consummation of the purchase of shares of Common Stock under the ESPP (which may be adjusted to occur sooner than originally scheduled), or in accordance with their terms. If options are terminated prior to their expiration, then all amounts credited to participants that have not been used to purchase shares of Common Stock will be returned, without interest (unless otherwise required under applicable law), as soon as administratively practicable.
Plan Benefits
Participation in the ESPP is voluntary and dependent on each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the ESPP. Further, the number of shares of Common Stock that may be purchased under the ESPP is determined, in part, by the price of our shares of Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares of Common Stock that would be purchased by any individual under the ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the number of shares of Common Stock which would have been received by or allocated to our named executive officers, all current executive officers as a group, and all other current employees who may participate in the ESPP as a group are not determinable. Non-employee directors are not eligible to participate in the ESPP. Therefore, a New Plan Benefit Table is not provided.
Legacy Solid Power 2014 Equity Incentive Plan
Legacy Solid Power’s board of directors adopted, and its stockholders approved, the 2014 Plan in March 2014. The 2014 Plan has been periodically amended, most recently in August 2021. The 2014 Plan was terminated as to future awards thereunder prior to the Closing, and no additional awards under the 2014 Plan will be granted. However, the 2014 Plan, which was assumed by the Company in connection with the Closing, will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.
The 2014 Plan permitted the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, and other stock-based awards. Under the 2014 Plan, ISOs were granted only to our employees and to any of our parent’s or our subsidiary corporation’s employees. All other awards under the 2014 Plan were granted to employees, directors, and consultants and to any of our parent’s or our subsidiary corporation’s director, employees or consultants.
As of March 15, 2022, the only outstanding grants were stock options to purchase 29,316,780 shares of Common Stock, which had a weighted average exercise price of $1.87 per share.
Administration
The Board or a committee delegated by the Board administers the 2014 Plan. Subject to the terms of the 2014 Plan, the administrator has the power to, among other things, determine the eligible persons to whom, and the times at which, awards will be granted, to determine the terms and conditions of each award (including the number of shares subject to the award, the exercise price of the award, if any, and when the award will vest and, as applicable, become exercisable), to modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, to accelerate the time(s) at which an award may vest or be exercised, and to construe and interpret the terms of the 2014 Plan and awards granted thereunder.
Options
The exercise price per share of ISOs granted under the 2014 Plan must be at least 100% of the fair market value per share of Legacy Solid Power Common Stock on the grant date. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
Changes to Capital Structure
In the event there is a specified type of change in capital structure, which occurred in connection with the assumption by the Company of the existing grants under the 2014 Plan in connection with the business combination, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2014 Plan, and (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2014 Plan.
Corporate Transaction
In the event of a “corporate transaction” (as defined in the 2014 Plan), the Board generally may take one or more of the following actions with respect to outstanding awards:
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arrange for the assumption, continuation, or substitution of the award by the surviving or acquiring corporation (or its parent company);

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arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation (or its parent company);

•
accelerate the vesting and, if applicable, exercisability of the award and provide for its termination prior to the effective time of the change in control;

•
arrange for the lapse of any reacquisition or repurchase rights held by the company;

•
cancel or arrange for the cancellation of the award in exchange for such cash consideration, if any, as the Board may deem appropriate; or

•
make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the award over (2) the exercise price or strike price otherwise payable in connection with the award.

Solid Power’s Board is not obligated to treat all awards in the same manner in the event of a corporate transaction.
Change in Control
The administrator may provide, in an individual award agreement or in any other written agreement between a participant and solid Power, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a “change in control” (as defined in the 2014 Plan).
In addition, and except as otherwise described in the “Recent Developments―2021 Named Executive Officer Compensation” section above, each outstanding and fully- or partially-unvested stock option under the 2014 Plan is subject to the following vesting acceleration terms (the “2014 Plan Vesting Acceleration”):
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if options are assumed or substituted for in a change in control, 100% vesting acceleration if there is a termination without “cause” or resignation for “good reason” (as such terms are defined in the award agreement), in either case, on or after a change in control; or

•
if options are not assumed or substituted for in a change in control, 100% vesting acceleration on the change in control (or 50% in the event the change in control occurs within two years from the vesting commencement date) (the “2014 Plan Non-Assumption Provision”).

Plan Amendment or Termination
Legacy Solid Power terminated the 2014 Plan prior to the Closing and no new awards will be granted thereunder following such termination.
401(k) Plan
We maintain a 401(k) retirement savings plan, for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s deferral contributions into the 401(k) plan are 100% vested when contributed. Any matching employer contributions are 100% vested when contributed. The 401(k) plan permits us to make discretionary nonelective employer contributions and discretionary matching employer contributions. Any nonelective employer contribution allocated to a participant will be scheduled to vest as to 25% of such contribution when the participant completes two years of service and as to 25% of such contribution when the participant completes each additional year of service. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code.
As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions generally are not taxable when distributed from the 401(k) plan.

Treatment of Legacy Solid Power Options in the Merger
As of the Closing Date and by virtue of the merger, each Legacy Solid Power Option that was outstanding and unexercised as of immediately prior to the Closing Date was converted into an option to acquire a number of shares of our Common Stock equal to the product of (x) the number of shares of Legacy Solid Power Common Stock subject to the applicable Legacy Solid Power Option and (y) the Exchange Ratio, and was subject to the same terms and conditions as were applicable to such Legacy Solid Power Option (each an “Assumed Solid Power Option”). The exercise price per share of each Assumed Solid Power Option was equal to the quotient obtained by dividing (x) the exercise price per share applicable to such Legacy Solid Power Option by (y) the Exchange Ratio.
Outside Director Compensation Policy
On December 8, 2021, the Board approved the Outside Director Compensation Policy for non-employee directors (the “Outside Director Compensation Policy”), which is designed to attract, retain and reward outside directors. Under the Director Compensation Policy, each outside director will receive the cash and equity compensation for board services described below. We also will reimburse our outside directors for reasonable, customary, and documented travel expenses to meetings of our Board or its committees and other expenses.
Maximum Annual Compensation Limit
Our Outside Director Compensation Policy includes a maximum annual limit of $500,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to an outside director in any fiscal year (increased to $750,000 in the outside director’s initial year of service as an outside director). For purposes of this limitation, the grant date fair value is determined in accordance with GAAP as then in effect. Any cash compensation or equity awards granted under the 2021 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director) or prior to the Closing Date, will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.
Cash Compensation
Outside directors are entitled to receive the following compensation for their service under our Outside Director Compensation Policy:
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$35,000 per year for service as a board member;

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$25,000 per year for service as a lead independent director;

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$35,000 per year for service as chair of the audit committee;

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$10,000 per year for service as a member of the audit committee;

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$15,000 per year for service as chair of the compensation committee;

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$7,500 per year for service as a member of the compensation committee;

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$10,000 per year for service as chair of the nominating and corporate governance committee; and

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$5,000 per year for service as a member of the nominating and corporate governance committee.

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair of the committee, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.
Equity Compensation
Immediately prior to a Change in Control (as defined in the 2021 Plan), each outside director’s outstanding awards will fully vest, provided that the outside director continues to be an outside director through the date of the change in control.

Initial Awards
Each individual who first becomes an outside director following the effective date of the Outside Director Compensation Policy will be granted an award of Restricted Stock Units (an “Initial Award”) covering a number of shares of Common Stock, with such Award having a grant date fair value (determined in accordance with GAAP) (the “Grant Value”) equal to $165,000, rounded to the nearest whole share of Common Stock.
Each Initial Award will vest as to 1/12th of the Initial Award beginning on the first Company Quarterly Vesting Date (as defined below) following the outside director’s service and as to 1/12th of the Initial Award on each Company Quarterly Vesting Date thereafter, subject to the outside director continuing to be a service provider through the applicable vesting date. “Company Quarterly Vesting Date” means February 15, May 15, August 15, or November 15 of each year.
Annual Award
On the date of each annual meeting of stockholders following the effective date of the Outside Director Compensation Policy, each outside director will be automatically granted an award of Restricted Stock Units (an “Annual Award”) covering a number of shares of Common Stock, with such award having a grant value of $125,000, rounded to the nearest whole share of Common Stock.
Director Compensation Table
The table below summarizes the compensation of each person serving as a non-employee director who received compensation from us for the year ended December 31, 2021.
Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Erik Anderson(3)	—	—	—
Rainer Feurer(3)	—	—	—
Steven H. Goldberg(4)	5,107		5,107
John Stephens(5)	6,973	897,516	904,489
Robert M. Tichio(3)	—	—	—

(1)
Ms. Roe and Ms. Miziolek were appointed to the Board after December 31, 2021 and, therefore, are not included in the 2021 Director Compensation Table.

(2)
The amounts in this column represent the aggregate grant-date fair value of awards granted to each director, computed in accordance with the FASB Accounting Standards Codification Topic 718. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus, which contains a discussion of all assumptions made by us in determining the grant date fair value of our stock options.

(3)
Messrs. Anderson, Feurer and Tichio each elected to waive his compensation for the year ended 2021.

(4)
As of December 31, 2021, Dr. Goldberg had 968,620 options outstanding, of which 544,848 were vested.

(5)
Mr. Stephens joined the Legacy Solid Power Board in September 2021. As of December 31, 2021, Mr. Stephens had 381,837 options outstanding, of which none were vested.

Narrative Discussion Regarding 2021 Director Compensation
Prior to December 8, 2021, our policy was to reimburse outside directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending Board and committee meetings. We also paid nominal cash fees for performing other services in their capacities as outside directors and occasionally granted stock options to our outside directors. In connection with joining the Legacy Solid Power Board, Mr. Stephens received an option to purchase 120,000 shares of Legacy Solid Power Common Stock at an exercise price of $18.82 per share, which converted into an option to purchase 381,837 shares of Solid Power Common Stock at an exercise price of $5.92 per share on the Closing Date (the “Stephens Option”). The Stephens Option vests equally over three years beginning with first anniversary of the grant. The Legacy Solid Power Board granted the Stephens Option to compensate Mr. Stephens for joining the Legacy Solid Power Board in advance of, and to assist in consummating, the closing of the Business Combination and for his guidance and support of our subsequent transition to being a public company.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS
Registration Rights Agreement
In connection with the business combination, the Company entered into the Amended and Restated Registration Rights Agreement, dated as of December 8, 2021 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed that, within 30 days after the Closing Date, it would file the registration statement of which this prospectus forms a part, the “Resale Registration Statement,” with the SEC (at the Company’s sole cost and expense), and that the Company would use its reasonable best efforts to have the Resale Registration Statement declared effective as promptly as reasonably practicable after the filing thereof. In certain circumstances, the holders entitled to registration rights thereunder (the “Reg Rights Holders”) may demand our assistance with underwritten offerings and block trades, and the Reg Rights Holders are entitled to certain piggyback registration rights. The Registration Rights Agreement does not provide for the payment of any cash penalties by us if we fail to satisfy any of our obligations under the Registration Rights Agreement.
Pre-Business Combination Related Party Transactions
Convertible Note Financing
In 2020 and 2021, Legacy Solid Power completed the private placement of approximately $7.4 million aggregate principal amount of its convertible notes to, among others, the Volta Entities (as defined below), each of which, together with its affiliates, is a beneficial owner of more than 5% of the outstanding shares of Common Stock.
Series B Preferred Stock Financing
In 2021, Legacy Solid Power completed the Series B Financing, which was a private placement of shares of Legacy Solid Power Series B Preferred Stock at a purchase price of $18.041 per share to, among others, the following related parties, each of which, together with its affiliates, is a beneficial owner of more than 5% of the outstanding shares of Common Stock:
Stockholder	Shares of Legacy Solid Power Series B Preferred Stock	Total Consolidation Paid ($ in millions)
BMW Holding B.V.(1)	2,746,853	$49.6
Ford Motor Company(2)	1,660,417	$30.0
Volta SPV SPW, LLC(3)	2,767,361	$43.0

(1)
Rainer Feurer became a member of the Legacy Solid Power Board in connection with the Series B Financing. Dr. Feurer was appointed to the Legacy Solid Power Board by entities affiliated with BMW Holding.

(2)
Theodore Miller became a member of the Legacy Solid Power Board in connection with the Series B Financing. Mr. Miller was appointed to the Legacy Solid Power Board by Ford. Mr. Miller resigned from the Legacy Solid Power Board effective as of the Closing Date.

(3)
Includes shares purchased by the Volta Entities (as defined below).

In connection with the Series B Financing, Legacy Solid Power, the related parties set forth above, and certain other Solid Power stockholders entered into an Amended and Restated Voting Agreement, an Amended and Restated Right of First Refusal and Co-Sale Agreement, and Amended and Restated Investors’ Rights Agreement (collectively, the “Series B Financing Documents”). Legacy Solid Power’s obligations under the Series B Financing Documents terminated upon the Closing Date.
Transactions with Roccor
Until October 2020, Roccor was partially owned by Douglas Campbell, our Chief Executive Officer and a member of our Board, and Legacy Solid Power’s Chief Executive Officer and a member of the Legacy

Solid Power Board. In 2020, Legacy Solid Power entered into subcontractor agreements with Roccor, pursuant to which Legacy Solid Power provided technical support to Roccor on a government research contract and research and development support. In 2020, Roccor paid an aggregate of approximately $0.2 million to Legacy Solid Power in connection with such subcontractor agreements.
Additional Transactions with BMW
Pursuant to certain commercial arrangements with BMW, Bayerische Motoren Werke AG (“BMW AG”) or its affiliates paid an aggregate of approximately $0.5 million and $0 to Legacy Solid Power in the years ended December 31, 2020 and 2021, respectively. BMW AG and its affiliates are beneficial owners of more than 5% of the outstanding shares of Common Stock.
In connection with the Series B Financing, Legacy Solid Power and BMW Holding, an affiliate of BMW AG and one of Legacy Solid Power’s and our stockholders, entered into the BMW Nomination Agreement, pursuant to which BMW Holding received certain board observer rights and director nomination rights, including the right to nominate a director for election to the Board.
Related Party Transactions with Sponsor
Founder Shares
In February 2021, the Sponsor purchased an aggregate of 10,062,500 shares of DCRC Class B Common Stock in exchange for the payment of $25,000 of expenses on DCRC’s behalf. In March 2021, the Sponsor forfeited 400,000 shares of DCRC Class B Common Stock, and an aggregate of 400,000 shares of DCRC Class B Common Stock were issued to DCRC’s independent director nominees at their original purchase price. In April 2021, one of DCRC’s independent directors forfeited 40,000 shares of DCRC Class B Common Stock in connection with such director’s resignation from the DCRC Board, and the Sponsor acquired an equivalent number of shares of DCRC Class B Common Stock from us. In May 2021, the Sponsor forfeited 1,312,500 shares of DCRC Class B Common Stock in connection with the expiration of the underwriters’ over-allotment option for the initial public offering, resulting in the Sponsor and DCRC’s independent directors holding an aggregate of 8,750,000 shares of DCRC Class B Common Stock (the “Founder Shares”). On October 25, 2021, certain of the initial stockholders elected to convert an aggregate of 8,710,000 of the Founder Shares into shares of DCRC Class A Common Stock. At Closing, the remaining 40,000 Founder Shares then outstanding automatically converted into shares of our Common Stock.
Private Placement Warrants
The Sponsor and DCRC’s independent directors hold an aggregate of 7,666,667 Private Placement Warrants, 6,666,667 of which were purchased for a purchase price of $1.50 per Warrant in a private placement that occurred simultaneously with the closing of the initial public offering and 1,000,000 of which were issued in exchange for the forgiveness of $1.5 million of working loans incurred by DCRC to finance transaction costs in connection with the business combination.
Each Private Placement Warrant entitles the holder to purchase one share of our Common Stock at $11.50 per share. The Private Placement Warrants (including the Common Stock issuable upon exercise thereof) could not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until January 7, 2022.
Administrative Support Agreement
On March 23, 2021, DCRC entered into an administrative support agreement with an affiliate of the Sponsor, pursuant to which DCRC paid an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the business combination, DCRC ceased paying these monthly fees.
The Sponsor, officers and directors, or any of their respective affiliates, was reimbursed for any out-of-pocket expenses incurred in connection with activities on DCRC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. DCRC’s audit committee reviewed on a quarterly basis all payments that were made to the Sponsor, officers, directors or DCRC’s or their affiliates and determined which expenses and the amount of expenses that were reimbursed. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on DCRC’s behalf.
Related Party Loans and Advances
DCRC’s liquidity needs up to the initial public offering were satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of Founder Shares to the Sponsor. Subsequent to the consummation of the initial public offering, DCRC’s liquidity needs were satisfied through the net proceeds of approximately $1.1 million from the private placement of 6,666,667 Private Placement Warrants held outside of the Trust Account.
In addition, in order to finance transaction costs in connection with the business combination, the Sponsor or an affiliate of the Sponsor or certain of DCRC’s officers and directors were permitted, but were not obligated, to loan DCRC funds as may have been required. Upon the Closing, DCRC repaid such loaned amounts other than $1.5 million, which was converted into 1,000,000 Private Placement Warrants.
Registration Rights
The Sponsor and directors of the Company prior to the business combination were entitled to certain registration rights pursuant to a registration rights agreement entered into in connection with the Company’s initial public offering. Such agreement was terminated and replaced by the Registration Rights Agreement in connection with the business combination.
Sponsor Letter
In connection with the execution of the Business Combination Agreement, on June 15, 2021, the Sponsor and certain directors of DCRC entered into the Sponsor Letter, pursuant to which, among other things, the Sponsor and such directors agreed to (i) waive the anti-dilution rights set forth in the DCRC Charter with respect to the Founder Shares held by them, (ii) comply with the lock-up provisions in the Letter Agreement, dated March 23, 2021, by and among DCRC, the Sponsor and DCRC’s directors and officers (the “Letter Agreement”) and (iii) vote all the shares of DCRC Class A Common Stock and Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the business combination.
Related Person Transactions Policy
The Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. For purposes of this policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Solid Power or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest.
Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to the audit committee of the Board (or, where review by the audit committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, the audit committee will consider the relevant available facts and circumstances, which may include, but are not limited to:
•
any person who is, or at any time during the applicable period was, one of our executive officers or a member of the Board;

•
the risks, costs, and benefits to us;

•
the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•
the terms of the transaction;

•
the availability of other sources for comparable services or products; and

•
the terms available to or from, as the case may be, unrelated third parties.

Our audit committee will approve only those transactions that it determines are fair to us and in our best interests. All of the transactions described above were entered into prior to the adoption of such policy.

PRINCIPAL SECURITYHOLDERS
The following table shows information, as of March 15, 2022, concerning the beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our common stock; (ii) each of our current directors; (iii) each of our NEOs shown in our Summary Compensation Table; and (iv) all current directors and executive officers as a group.
As of March 15, 2022, there were 172,649,157 shares of our common stock issued and outstanding. Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of March 15, 2022. Shares of our common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.
Unless otherwise indicated, the address for each director and executive officer listed is: c/o Solid Power, Inc., 486 S. Pierce Avenue, Suite E, Louisville, CO 80027.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Greater than Five Percent Holders
Decarbonization Plus Acquisition Sponsor III LLC(1)	15,757,353	8.8%
Riverstone Holdings LLC(2)	16,242,465	9.0%
Pierre Lapeyre, Jr.(3)	23,040,768	12.8%
David Leuschen(3)	23,040,768	12.8%
Entities affiliated with Volta Energy Technologies, LLC(4)	17,899,807	10.4%
Ford Motor Company(5)	11,632,911	6.7%
BMW Holding B.V.(6)	10,488,518	6.1%
Directors and Named Executive Officers
Douglas Campbell	11,773,329	6.8%
David B. Jansen(7)	2,386,485	1.4%
Jon Jacobs	—	—
Erik Anderson(8)	—	—
Rainer Feurer	—	—
Steven H. Goldberg(9)	645,746	*
Aleksandra Miziolek	—	—
Lesa Roe	—	—
John Stephens	—	—
Robert M. Tichio(10)	—	—
All Directors and Executive Officers as a Group (14 Individuals)(11)	20,858,130	11.6%

*
Less than 1%

(1)
Based on the Schedule 13G filed on February 15, 2022, consists of: (i) 8,390,000 shares of Common Stock and (ii) 7,367,353 shares of Common Stock underlying Private Placement Warrants held by the Sponsor that are exercisable. Riverstone is the managing member of the Sponsor. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone and each of David M. Leuschen,

Pierre F. Lapeyre, Jr. and Riverstone have shared voting and investment discretion with respect to the Common Stock held of record, as well as the Common Stock underlying the Private Placement Warrants, by the Sponsor. As such, each of Riverstone, David M. Leuschen and Pierre F. Lapeyre, Jr. may be deemed to have or share beneficial ownership of the shares of Common Stock, including the Common Stock underlying the Private Placement Warrants that are exercisable, held directly by the Sponsor. Each such entity or person disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.
(2)
Based on the Schedule 13G filed on February 15, 2022, consists of: (i) 8,390,000 shares of Common Stock held by the Sponsor, (ii) 7,367,353 shares of Common Stock underlying Private Placement Warrants held by the Sponsor that are exercisable and (iii) 485,112 shares of Common Stock held by Riverstone SP Partners, LLC (“Riverstone SP”). Riverstone is the managing member of the Sponsor and Riverstone SP. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone. As such, each of Riverstone, David M. Leuschen and Pierre F. Lapeyre, Jr. have shared voting and investment discretion with respect to, and may be deemed to have or share beneficial ownership of, the shares of Common Stock, including the Common Stock underlying the Private Placement Warrants that are exercisable, held directly by the Sponsor and Riverstone SP. Each such entity or person disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(3)
Based on the Schedule 13G filed on February 15, 2022, consists of: (i) 8,390,000 shares of Common Stock held by the Sponsor, (ii) 7,367,353 shares of Common Stock underlying Private Placement Warrants held by the Sponsor that are exercisable (iii) 485,112 shares of Common Stock held by Riverstone SP and (iv) 6,798,303 shares of Common Stock held by REL Batavia Partnership, L.P (“REL”). Riverstone is the managing member of the Sponsor and Riverstone SP. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone and the sole members of the ultimate general partner of REL. As such, (i) each of Riverstone, David M. Leuschen and Pierre F. Lapeyre, Jr. have shared voting and investment discretion with respect to, and may be deemed to have or share beneficial ownership of the shares of, the Common Stock, including the Common Stock underlying the Private Placement Warrants that are exercisable, held directly by the Sponsor and Riverstone SP and (ii) each of David M. Leuschen and Pierre F. Lapeyre, Jr. have shared voting and investment discretion with respect to, and may be deemed to have or share beneficial ownership of, the shares of Common Stock held by REL. Each such entity or person disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(4)
Based on the Form 3 filed on December 16, 2021, consists of: (i) 2,451,793 shares of Common Stock held by Volta Energy Storage Fund I, LP (“Volta Energy”), (ii) 12,273,269 shares of Common Stock held by Volta SPV SPW, LLC (“Volta SPV”), and (iii) 3,174,745 shares of Common Stock held by Volta SPW Co-Investment, LP (“Volta SPW” and together with Volta Energy and Volta SPV, the “Volta Entities”). Volta Energy Storage Fund I GP, LLC is the general partner of Volta Energy and Volta SPW and has the power to direct investments and/or vote the shares beneficially held by them. Jeffrey Chamberlain, David Schroeder, Alexander Arkin, Jason Moede, and Michael Rochman are on the investment committee of Volta Energy Storage Fund I GP, LLC and, therefore, may be deemed to beneficially own the shares held by Volta Energy and Volta SPW. Volta Energy Technologies, LLC is the managing member of Volta SPV and has the power to direct investments and/or vote the shares beneficially held by it. Jeffrey Chamberlain is the Manager of Volta Energy Technologies, LLC and, therefore, may be deemed to beneficially own the shares held by Volta SPV. Each such entity and person disclaims any such beneficial ownership except to the extent of such entity’s or person’s pecuniary interest therein. The business address for the Volta Entities is 28365 Davis Pkwy STE 202, Warrenville, IL 60555.

(5)
Based on the Schedule 13G filed on December 20, 2021. The business address of Ford is 1 American Road, Dearborn, Michigan 48126.

(6)
Based on the Schedule 13D filed on December 20, 2021. BMW Holding, which is a wholly owned subsidiary of BMW INTEC Beteiligungs GmbH (“BMW INTEC”), which is a wholly owned subsidiary of BMW AG. BMW AG is a publicly traded entity managed by a seven-person management board, which is supervised by a 20-person supervisory board. BMW AG has the power to direct investments and/or vote the shares held by BMW Holding. Accordingly, BMW AG and BMW INTEC may also be deemed to indirectly beneficially own the securities. Each of BMW Holding, BMW INTEC and BMW AG disclaims beneficial ownership of the shares except to their respective pecuniary interest therein. The business address of each of BMW AG and BMW INTEC is Petuelring 130, 80809 Munich, Federal Republic of Germany. The business address of BMW Holding is Einsteinlaan 5, 2289 CC Rijswijk, The Netherlands.
(7)
Consists of: (i) 795,495 shares of Common Stock held by Mr. Jansen and (ii) 1,590,990 shares of Common Stock underlying options held by Mr. Jansen.

(8)
The business address of Mr. Anderson is 920 5th Ave, Ste 3450, Seattle, WA 98104.

(9)
Consists of 645,746 shares of Common Stock underlying options held by Dr. Goldberg.

(10)
The business address of Mr. Tichio is 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(11)
Includes (i) an aggregate of 12,568,824 shares of Common Stock held by executive officers and directors and (ii) 7,817,133 shares of Common Stock underlying options held by executive officers and directors.

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” for information regarding material relationships with our principal securityholders within the past two years.

SELLING SECURITYHOLDERS
This prospectus relates to the offer by us, and the resale of the Selling Securityholders of up to: (i) 7,666,667 shares of Common Stock issuable upon the exercise of 7,666,667 Private Placement Warrants, which are exercisable at a price of $11.50 per share and (ii) 11,666,636 shares of Common Stock issuable upon the exercise of 11,666,636 Public Warrants, which are exercisable at a price of $11.50 per share.
This prospectus also relates to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock owned by certain former stockholders of Legacy Solid Power, (ii) 19,500,000 shares of Common Stock purchased in the PIPE Financing, (iii) 5,091,169 shares of Common Stock, which were issued upon the exercise of certain options to purchase shares of Common Stock, held by Mr. Douglas Campbell and (iv) 7,666,667 Private Placement Warrants.
The Selling Securityholders may from time to time offer and sell any or all of the Common Stock and Warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, distributes, designees and others who later come to hold any of the Selling Securityholders’ interest in the Common Stock or Warrants other than through a public sale. We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Common Stock or Warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock and Warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the Securities covered by this prospectus upon the completion of the offering. For information regarding transactions between us and the Selling Securityholders, see the sections titled “Management,” “Certain Relationships, Related Party and Other Transactions” and “Executive Compensation.”
We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.
A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See the section titled “Plan of Distribution” elsewhere in this prospectus.
The following table is prepared based on information as of December 14, 2021. It sets forth the name and address of the Selling Securityholders, the aggregate number of shares of Common Stock and Warrants that the Selling Securityholders may offer pursuant to this prospectus, the beneficial ownership of the Selling Securityholders both before and after the offering, and the shares of Common Stock and Warrants being offered by the Selling Securityholders and does not reflect any other Company securities that the Selling Securityholder may own, beneficially or otherwise.
Name of Selling Securityholder	Common Stock Beneficially Owned Prior to Offering	Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Warrants Beneficially Owned After the Offered Warrants are Sold
					Number	Percent	Number	Percent
Entities affiliated with Volta Energy Technologies, LLC(1)	17,899,807	—	17,899,807	—	—	—	—	—
Douglas Campbell(2)	11,773,329	—	11,773,329	—	—	—	—	—
BMW Holding B.V.(3)	10,488,518	—	10,488,518	—	—	—	—	—
Decarbonization Plus Acquisition Sponsor III, LLC(4)	8,390,000	7,367,353	15,757,353	7,367,353	—	—	—	—

Name of Selling Securityholder	Common Stock Beneficially Owned Prior to Offering	Warrants Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Number of Warrants Being Offered	Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold		Warrants Beneficially Owned After the Offered Warrants are Sold
					Number	Percent	Number	Percent
Spring Creek Capital, LLC(5)	5,000,000	—	5,000,000	—	—	—	—	—
SK Innovation Co., Ltd.(6)	3,000,000	—	3,000,000	—	—	—	—	—
REL Batavia Partnership, LP(7)	2,000,000	—	2,000,000	—	4,798,303	*	—	—
Neuberger Berman Group LLC and certain affiliates(8)	1,500,000	—	1,500,000	—	—	—	—	—
Senator Global Opportunity Master Fund LP(9)	1,500,000	—	1,500,000	—	—	—	—	—
Certain entities within the D. E. Shaw Group(10)	1,500,000	—	1,500,000	—	—	—	—	—
BMW i Ventures SCS SICAV RAIF(11)	1,144,393	—	1,144,393	—	—	—	—	—
Alyeska Master Fund, L.P.(12)	1,000,000	—	1,000,000	—	—	—	—	—
CVI Investments, Inc.(13)	1,000,000	—	1,000,000	—	—	—	—	—
David B. Jansen(14)	795,495	—	795,495	—	1,590,990	*	—	—
Castle Hook Master Fund Ltd.(15)	500,000	—	500,000	—	—	—	—	—
Taconic Opportunity Master Fund L.P.(16)	500,000	—	500,000	—	—	—	—	—
Tech Opportunities LLC(17)	412,500	—	412,500	—	—	—	—	—
Kepos Alpha Master Fund L.P.(18)	380,400	—	380,400	—	—	—	—	—
James AC McDermott(19)	240,000	199,543	439,543	199,543	—	—	—	—
FourWorld Global Opportunities Fund, Ltd.(20)	220,000	—	220,000	—	—	—	—	—
Meteora Capital Partners, LP(21)	150,000	—	150,000	—	—	—	—	—
Walleye Opportunities Master Fund, Ltd.(22)	150,000	—	150,000	—	—	—	—	—
Van Eck Global Natural Resources Portfolio, a series of Brighthouse Funds Trust II(23)	125,000	—	125,000	—	—	—	—	—
Boothbay Absolute Return Strategies LP(24)	120,000	—	120,000	—	—	—	—	—
Kepos Carbon Transition Master Fund L.P.(25)	119,600	—	119,600	—	—	—	—	—
Van Eck Global Resources Fund(26)	85,000	—	85,000	—	—	—	—	—
Boothbay Diversified Alpha Master Fund LP(27)	80,000	—	80,000	—	—	—	—	—
Cadence Hill Opportunity Fund, LP(28)	40,000	—	40,000	—	—	—	—	—
FourWorld Event Opportunities, LP(29)	40,000	—	40,000	—	—	—	—	—
Van Eck VIP Global Resources Fund(30)	40,000	—	40,000	—	—	—	—	—
Jane Kearns(31)	40,000	33,257	73,257	33,257	—	—	—	—
Jeffrey Tepper(32)	40,000	33,257	73,257	33,257	—	—	—	—
Jennifer Aaker(33)	40,000	33,257	73,257	33,257	—	—	—	—
Seven Grand Partners, LLC(34)	37,500	—	37,500	—	—	—	—	—

*
Less than 1%

(1)
Shares offered hereby consist of 2,451,793 shares of Common Stock held by VESF, 12,273,269 shares of Common Stock held by Volta SPV and 3,174,745 shares of Common Stock held by Volta Co-Invest. Volta Energy Storage Fund I GP, LLC is the general partner of VESF and Volta Co-Invest and has the power to direct investments and/or vote the shares beneficially held by them. Jeffrey Chamberlain, David Schroeder, Alexander Arkin, Jason Moede, and Michael Rochman are on the investment committee of Volta Energy Storage Fund I GP, LLC and, therefore, may be deemed to beneficially own the shares held by VESF and Volta Co-Invest. Volta Energy Technologies, LLC is the managing member of Volta SPV and has the power to direct investments and/or vote the shares beneficially held by it. Jeffrey Chamberlain is the Manager of Volta Energy Technologies, LLC and, therefore, may be deemed to beneficially own the shares held by Volta SPV. Mr. Schroeder served on the board of Legacy Solid Power pursuant to Volta Co-Invest’s board appointment rights, which rights terminated in connection with the business combination. Each such entity and person disclaims any such beneficial ownership except to the extent of such entity’s or person’s pecuniary interest therein.
(2)
Mr. Campbell is our Chief Executive Officer and serves on the Board. Shares offered hereby consist of 6,682,160 shares of Common Stock held by Mr. Campbell and 5,091,169 shares of Common Stock issuable upon exercise of certain options to purchase shares of Common Stock held by Mr. Campbell.

(3)
Shares offered hereby consist of 10,488,518 shares of Common Stock held by BMW Holding. BMW Holding is a wholly owned subsidiary of BMW INTEC, which is a wholly owned subsidiary of BMW AG. BMW AG is a publicly traded entity managed by a seven-person management board, which is supervised by a 20-person supervisory board. BMW AG has the power to direct investments and/or vote the shares held by BMW Holding. Accordingly, BMW AG and BMW INTEC may also be deemed to indirectly beneficially own the securities. Each of BMW Holding, BMW INTEC and BMW AG disclaims beneficial ownership of the shares except to their respective pecuniary interest therein. The shares listed above for BMW Holding do not include 1,144,393 shares of Common Stock held by BMW i Ventures SCS SICAV RAIF, sub-fund BMW i Ventures I. See footnote 11 below. BMW Holding has certain commercial arrangements and governance rights with the Company. For more information, please see “Business” and “Certain Relationships, Related Party and Other Transactions.”

(4)
Securities offered hereby consist of (i) 8,390,000 shares of Common Stock held of record by the Sponsor, (ii) 7,367,353 shares of Common Stock issuable upon exercise of an equal number of Private Placement Warrants and (iii) 7,367,353 Private Placement Warrants held of record by the Sponsor. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone and each of David M. Leuschen, Pierre F. Lapeyre, Jr. and Riverstone have shared voting and investment discretion with respect to the securities held of record by the Sponsor. As such, each of Riverstone, David M. Leuschen and Pierre F. Lapeyre, Jr. may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each such entity or person disclaims any such beneficial ownership.

(5)
Shares offered hereby consist of 5,000,000 shares of Common Stock held directly by Spring Creek Capital LLC. Eric Butcher controls Spring Creek Capital, LLC, and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by Spring Creek Capital, LLC. Mr. Butcher disclaims beneficial ownership of the shares held by Spring Creek Capital, LLC.

(6)
Shares offered hereby consist of 3,000,000 shares of Common Stock held by SK Innovation Co., Ltd. SK Innovation Co., Ltd. has certain commercial arrangements with the Company. Seongjun Lee controls SK Innovation Co., Ltd., and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by SK Innovation Co., Ltd. Seongjun Lee disclaims beneficial ownership of the shares held by SK Innovation Co., Ltd. For more information, please see “Business.”

(7)
Shares offered hereby consist of 2,000,000 shares of Common Stock held by REL. Riverstone is an affiliate of REL and has investment and voting power over these shares. Pierre F. Lapeyre, Jr. and David M. Leuschen, as the managing directors of Riverstone, may be deemed to be the beneficial owners of these shares. Notwithstanding the foregoing, Riverstone, Pierre F. Lapeyre, Jr. and David M. Leuschen disclaim beneficial ownership of the securities held by REL.

(8)
Shares offered hereby consist of (i) 1,000,000 shares of Common Stock held by MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 204”) and (ii) 500,000 shares of Common Stock held by Neuberger Berman Principal Strategies Master Fund L.P. (“PSG”). Neuberger Berman Group LLC (“NBG”) and certain of its affiliates, including Neuberger Berman Investment Advisers LLC, as sub-adviser to MAP 204 and investment manager to PSG, have voting power and investment power over the securities being registered for resale. NBG and its affiliates do not, however, have any economic interest in such shares
(9)
Shares offered hereby consist of 1,500,000 shares of Common Stock held by Senator Global Opportunity Master Fund L.P. (“Senator Global”). Senator Investment Group LP (“Senator”) is investment manager of Senator Global and may be deemed to have voting and dispositive power with respect to the shares. The general partner of Senator is Senator Management LLC (the “Senator GP”). Douglas Silverman controls Senator GP, and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by Senator Global. Mr. Silverman disclaims beneficial ownership of the shares held by Senator Global.

(10)
Shares offered hereby consist of (i) 375,000 shares of Common Stock held by D. E. Shaw Oculus Portfolios, L.L.C. and (ii) 1,125,000 shares of Common Stock held by D. E. Shaw Valence Portfolios, L.L.C. (together with D. E. Shaw Oculus Portfolios, L.L.C., the “D. E. Shaw Entities”). Each of the D. E. Shaw Entities has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares directly owned by it. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of the D. E. Shaw Entities, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the shares owned by the D. E. Shaw Entities on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D.E. Shaw Entities. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the shares owned by the D.E. Shaw Entities. David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by the D. E. Shaw Entities and, therefore, David E. Shaw may be deemed to be the beneficial owner of the shares owned by the D. E. Shaw Entities. David E. Shaw disclaims beneficial ownership of the shares owned by the D. E. Shaw Entities.

(11)
Shares offered hereby consist of 1,144,393 shares of Common Stock held by BMW i Ventures SCS SICAV RAIF. BMW i Ventures SCS SICAV RAIF, sub-fund BMW i Ventures I (the “Sub-Fund”) is managed by Luxembourg Investment Solutions S.A.(“LIS”), an alternative investment fund manager that is unaffiliated with BMW AG. LIS is advised by BMW i Ventures, Inc., an indirect wholly owned subsidiary of BMW AG. BMW i Ventures, Inc. has been granted a proxy to exercise the voting right of the shares of the Company’s Common Stock on behalf of the Sub-Fund. BMW AG disclaims beneficial ownership of the shares of Common Stock held by the Sub-Fund. BMW AG has certain commercial arrangements and governance rights with the Company. For more information, please see “Business” and “Certain Relationships, Related Party and Other Transactions.”

(12)
Shares offered hereby consist of 1,000,000 shares of Common Stock held by Alyeska Master Fund, L.P. (“Alyeska”). Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Selling Securityholder.

(13)
Shares offered hereby consist of 1,000,000 shares of Common Stock held by CVI Investments, Inc. (“CVI”). Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Mr. Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may

also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of these shares.
(14)
Mr. Jansen is our President and serves Chair of the Board. Shares offered hereby consist of 795,495 shares of Common Stock held by Mr. Jansen, which does not include shares issuable upon exercise of certain vested and unvested options to purchase shares of Common Stock.

(15)
Shares offered hereby consist of 500,000 shares of Common Stock held by Castle Hook Master Fund Ltd. Castle Hook Partners LP, the investment manager of the Castle Hook Master Fund Ltd., has voting and investment power over the securities held by Castle Hook Master Fund Ltd. David Rogers is the Chief Investment Officer, Founding Partner, and Managing Member of Castle Hook Partners LP. Castle Hook Master Fund Ltd. and David Rogers each disclaim beneficial ownership of these securities.

(16)
Shares offered hereby consist of 500,000 shares of Common Stock held by Taconic Opportunity Master Fund L.P. Taconic Capital Advisors L.P. is the investment advisor of the Selling Securityholder and may share dipositive and voting power over the shares held by the Selling Securityholder. Frank Brosens is the manager of the general partner of Taconic Opportunity Master Fund L.P. Each of Frank Brosens and Taconic Capital Advisors L.P. disclaims beneficial ownership over these securities.

(17)
Shares offered hereby consist of 412,500 shares of Common Stock held by Tech Opportunities LLC. Hudson Bay Capital Management LP, the investment manager of Tech Opportunities LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities LLC and Sander Gerber disclaims beneficial ownership over these securities.

(18)
Shares offered hereby consist of 380,400 shares of Common Stock held by Kepos Alpha Master Fund L.P. Kepos Capital LP is the investment manager of the selling securityholder and Kepos Partners LLC is the General Partner of the selling securityholder and each may be deemed to have voting and dispositive power with respect to the shares. The general partner of Kepos Capital LP is Kepos Capital GP LLC (the “Kepos GP”) and the Managing Member of Kepos Partners LLC is Kepos Partners MM LLC (“Kepos MM”). Mark Carhart controls Kepos GP and Kepos MM and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Carhart disclaims beneficial ownership of the shares held by the selling securityholder.

(19)
Shares offered hereby consist of (i) 240,000 shares of Common Stock held by Mr. McDermott, (ii) 199,543 shares of Common Stock issuable upon exercise of an equal number of Private Placement Warrants and (iii) 199,543 Private Placement Warrants held by Mr. McDermott. Mr. McDermott was an independent director of DCRC prior to the business combination.

(20)
Shares offered hereby consist of 220,000 shares of Common Stock held by FourWorld Global Opportunities Fund, Ltd. John Addis is the Managing Member of FourWorld Global Opportunities Fund, Ltd. and may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Addis disclaims beneficial ownership of the shares held by the selling securityholder.

(21)
Shares offered hereby consist of 150,000 shares of Common Stock held by Meteora Capital Partners, LP. Voting and investment power over the shares held by Meteora Capital Partners, LP resides with its investment manager, Meteora Capital, LLC (“Meteora Capital”). Mr. Vik Mittal (“Mr. Mittal”), serves as the Managing Member of Meteora Capital and may be deemed to be the beneficial owner of the shares of Class A common stock held by such entities. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities.

(22)
Shares offered hereby consist of 150,000 shares of Common Stock held by Walleye Opportunities Master Fund, Ltd. Seven Grand Managers, LLC is the investment manager of Walleye Opportunities Master Fund, Ltd. Chris Fahy may be deemed to have investment discretion and voting power over Common Stock held Walleye Opportunities Master Fund, Ltd.

(23)
Shares offered hereby consist of 125,000 shares of Common Stock held by Van Eck Global Natural Resources Portfolio, a series of Brighthouse Funds Trust II. Van Eck Associates Corp. is the investment advisor for Van Eck Global Natural Resources Portfolio, a series of Brighthouse Funds Trust II.

(24)
Shares offered hereby consist of 120,000 shares of Common Stock held by Boothbay Absolute Return

Strategies LP. John Addis may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Addis disclaims beneficial ownership of the shares held by the selling securityholder.
(25)
Shares offered hereby consist of 119,600 shares of Common Stock held by Kepos Carbon Transition Master Fund L.P. Kepos Capital LP is the investment manager of the selling securityholder and Kepos Partners LLC is the General Partner of the selling securityholder and each may be deemed to have voting and dispositive power with respect to the shares. The general partner of Kepos Capital LP is Kepos Capital GP LLC (the “Kepos GP”) and the Managing Member of Kepos Partners LLC is Kepos Partners MM LLC (“Kepos MM”). Mark Carhart controls Kepos GP and Kepos MM and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Carhart disclaims beneficial ownership of the shares held by the selling securityholder.

(26)
Shares offered hereby consist of 85,000 shares of Common Stock held by Van Eck Global Resources Fund. Van Eck Associates Corp. is the investment advisor for Van Eck Global Resources Fund.

(27)
Shares offered hereby consist of 80,000 shares of Common Stock held by Boothbay Diversified Alpha Master Fund LP. John Addis may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Addis disclaims beneficial ownership of the shares held by the selling securityholder.

(28)
Shares offered hereby consist of 40,000 shares of Common Stock held by Cadence Hill Opportunity Fund, LP. Matthew Lamberti is the Managing Member of Cadence Hill Capital Management, LLC and may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Lamberti disclaims beneficial ownership of the shares held by the selling securityholder.

(29)
Shares offered hereby consist of 40,000 shares of Common Stock held by FourWorld Event Opportunities, LP. John Addis may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Addis disclaims beneficial ownership of the shares held by the selling securityholder.

(30)
Shares offered hereby consist of 40,000 shares of Common Stock held by Van Eck VIP Global Resources Fund. Van Eck Associates Corp. is the investment advisor for Van Eck VIP Global Resources Fund.

(31)
Shares offered hereby consist of (i) 40,000 shares of Common Stock held by Ms. Kearns, (ii) 33,257 shares of Common Stock issuable upon exercise of an equal number of Private Placement Warrants and (iii) 33,257 Private Placement Warrants held by Ms. Kearns. Ms. Kearns was an independent director of DCRC prior to the business combination.

(32)
Shares offered hereby consist of (i) 40,000 shares of Common Stock held by Mr. Tepper, (ii) 33,257 shares of Common Stock issuable upon exercise of an equal number of Private Placement Warrants and (iii) 33,257 Private Placement Warrants held by Mr. Tepper. Mr. Tepper was an independent director of DCRC prior to the business combination.

(33)
Shares offered hereby consist of (i) 40,000 shares of Common Stock held by Dr. Aaker, (ii) 33,257 shares of Common Stock issuable upon exercise of an equal number of Private Placement Warrants and (iii) 33,257 Private Placement Warrants held by Dr. Aaker. Dr. Aaker was an independent director of DCRC prior to the business combination.

(34)
Shares offered hereby consist of 37,500 shares of Common Stock held by Seven Grand Partners, LLC. Seven Grand Managers, LLC is the investment manager of Seven Grand Partners LLC. Chris Fahy may be deemed to have investment discretion and voting power over Common Stock held by Seven Grand Partners, LLC.

DESCRIPTION OF CAPITAL STOCK
The following summary of the material terms of our securities and certain provisions in our Second A&R Charter and our Bylaws as currently in effect. Because the following description is only a summary, it does not contain all of the information and is qualified in its entirety by our Second A&R Charter and Bylaws, copies of which have been filed as exhibits to the Registration Statement on Form S-1 of which this prospectus is a part, as well as to the applicable provisions of the DGCL. We encourage you to read our Second A&R Charter, Bylaws and the applicable portions of the DGCL carefully.
General
The authorized capital stock of Solid Power consists of 2,200,000,000 shares, consisting of 2,000,000,000 shares of Common Stock, par value $0.0001 per share, and 200,000,000 shares of preferred stock, par value $0.0001 per share.
Dividend Rights
The Board, subject to restrictions contained in the Second A&R Charter, applicable law and in any certificate of designation for any series of preferred stock, may declare and pay dividends upon the shares of our capital stock. Dividends may be paid in cash, in property, or in shares of our capital stock, subject to the provisions of the Second A&R Charter. The Board may set apart out of any of the funds of Solid Power available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.
Voting Rights
Except as otherwise required by law, the Second A&R Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of Board directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.
Our Second A&R Charter and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class are to be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board shall be fixed only by resolution of the Board acting pursuant to a resolution adopted by a majority of the Board.
Right to Receive Liquidation Distributions
Subject to applicable law and the rights, if any, of holders of outstanding Preferred Stock, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Solid Power, the holders of Common Stock will be entitled to receive all the remaining assets of Solid Power available for distribution to our stockholders, ratably in proportion to the number of shares of Common Stock then held by them.
Other Matters
All outstanding shares of our Common Stock are fully paid and nonassessable. Our Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.
Preferred Stock
The Second A&R Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.
Anti-Takeover Provisions
Certain provisions of Delaware law, the Second A&R Charter, and the Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of Solid Power. They are also designed, in part, to encourage persons seeking to acquire control of Solid Power to negotiate first with the Board.
Section 203 of the DGCL
We have not opted out of Section 203 of the DGCL under the Second A&R Charter. Under Section 203 of the DGCL, we are prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% our outstanding voting stock (the “acquisition”), except if:
•
the Board approved the acquisition prior to its consummation;

•
the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•
the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
Under certain circumstances, declining to opt out of Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Solid Power for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Classified Board of Directors
The Second A&R Charter provides that the Board is divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate on the date of the 2022 annual meeting of stockholders, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting of stockholders, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.
Removal of Directors
The Second A&R Charter provides that stockholders may only remove a director for cause and only by the affirmative vote of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Board of Directors Vacancies
The Second A&R Charter and Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, or a sole remaining director, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of preferred stock, the number of directors constituting the Board may only be set by a resolution of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board and promotes continuity of management.
Written Consent by Stockholders
Under the Second A&R Charter, subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by our stockholders is required to be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.
Special Meeting of Stockholders
Under the Second A&R Charter, subject to the terms of any series of preferred stock, special meetings of our stockholders may be called only by the chairperson of the Board, the Chief Executive Officer, the President or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Under the Second A&R Charter, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of our stockholders shall be given in the manner and to the extent provided in our Bylaws.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Second A&R Charter does not provide for cumulative voting and provides that no stockholder is permitted to cumulate votes at any election of directors.
Amendment of Second A&R Charter Provisions
Any amendment of certain provisions in the Second A&R Charter requires approval by holders of at least 66 2/3% of the voting power of the then outstanding voting securities entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to the Board composition, board removal rights, cumulative voting rights, and provisions related to stockholder action and advance notice, in each case as summarized above.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply if and so long as the Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Solid Power. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our securities at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Solid Power, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Solid Power to Solid Power or Solid Power’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Second A&R Charter or the Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.
Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.
Limitations on Liability and Indemnification of Directors and Officers
The Second A&R Charter limits our directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•
for any transaction from which the director derives an improper personal benefit;

•
for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
for any unlawful payment of dividends or redemption of shares; or

•
for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request, which rights are in addition to the indemnification provided for in the Second A&R Charter and the Bylaws.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.
The limitation of liability and indemnification provisions in the Second A&R Charter and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and/or our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent for our Common Stock and Warrant agent for our Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and Warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Listing
The Common Stock and Public Warrants are listed on Nasdaq Global Select under the symbols “SLDP” and “SLDPW,” respectively.
Warrants
Public Warrants
Each whole Public Warrant entitles the registered holder to purchase one whole share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Warrants only for a whole number of shares of Common Stock. This means that only a whole Warrant may be exercised at any given time by a Warrantholder. The Public Warrants expire on December 8, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant is exercisable, and we are not obligated to issue shares of Common Stock upon exercise of a Public Warrant unless the Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant is not entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless.
If our Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Private Placement Warrants
The Private Placement Warrants are not redeemable by us (except as described above below “— Redemption of Warrants When the Price Per Share of Common Stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of Warrant exercise is sent to the Warrant agent.
Redemption of Warrants
Redemption of Warrants when the price per share of Common Stock equals or exceeds $18.00.
We may call the Warrants for redemption for cash (except as described below with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per Warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrantholder; and

•
if, and only if, the reported last sales price of the Common Stock reported has been at least $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day prior to the date on which notice of the redemption is given.

We will not redeem the Warrants for cash unless a registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising Warrantholder to pay the exercise price for each Warrant being exercised. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrantholder is entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.
Redemption of Warrants when the price per share of Common Stock equals or exceeds $10.00.
We may call the Warrants for redemption for cash (except as described below with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.10 per Warrant, provided that holders are able to exercise their Warrants prior to redemption and receive that number of shares of Common Stock determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below);

•
upon a minimum of 30 days’ prior written notice; and

•
if, and only if, the last sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading prior to the date on which notice of the redemption is given.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Warrantholder will receive upon a cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.
	Fair Market Value of Common Stock
Redemption Date (period to expiration of Warrants)	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	318.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361

	Fair Market Value of Common Stock
Redemption Date (period to expiration of Warrants)	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	318.00
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The “fair market value” of our Common Stock shall mean the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants. We will provide our Warrantholders with the final fair market value no later than one business day after the ten-trading day period described above ends.
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.277 shares of Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 shares of Common Stock for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per whole Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are “out of the money” (i.e., the trading price of our Common Stock is below the exercise price of the Warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.
This redemption feature differs from the typical Warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of Warrants for cash (other than the Private Placement Warrants) when the trading price for the Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our Common Stock is below the exercise price of the Warrants. We have established this redemption feature to provide the Warrants with an additional liquidity feature, which provides us with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold. Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Warrants, based on the “redemption price” as determined pursuant to the above table. The “redemption prices” as set forth in the table above were calculated to reflect a Black-Scholes option pricing model with a fixed volatility input as of March 23, 2021. This redemption right provides us an additional mechanism by which to redeem all of the outstanding Warrants and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed, and we will effectively be required to pay the redemption price to Warrantholders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the Warrantholders.
As stated above, we can redeem the Warrants when the Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Warrantholders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares of Common Stock. If we choose to redeem the Warrants when the Common Stock is trading at a price below the exercise price of the Warrants, this could result in the Warrantholders receiving fewer shares of Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Common Stock if and when such shares of Common Stock were trading at a price higher than the exercise price of $11.50. No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder.
Redemption Procedures and Cashless Exercise
A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.
Exercise of Warrants
The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the subscription form duly executed, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Warrant agent, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Anti-Dilution Adjustments
The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted pursuant to the following three paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.
If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Warrants are convertible), other than (i) as described above, (ii) certain ordinary cash dividends, or (iii) to satisfy the redemption rights of the holders of Common Stock in connection with the business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.
If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.
Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Warrant.
The Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and us. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. If an amendment adversely affects the Private Placement Warrants in a different manner than the Public Warrants or vice versa, then approval of holders of at least 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes, is required.
No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the Warrantholder.
Amendments
The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and the Company. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties may deem necessary or desirable and that the parties deem do not adversely affect the interest of the Warrant holders. All other modifications or amendments, including any amendment to increase the exercise price or shorten the exercise period and any amendment to the terms of only the Private Placement Warrants, requires the approval by the holders of at least 50% of the then-outstanding Public Warrants. We may lower the exercise price or extend the duration of the exercise period without the consent of the Warrant holders.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of our Common Stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of such securities then-outstanding; or

•
the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
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the issuer of the securities that was formerly a shell company has ceased to be a shell company;

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the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

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at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of the business combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Lock-up Agreements
Pursuant to the Letter Agreement, with certain limited exceptions, the Founder Shares are not transferrable, assignable or salable until the earliest of: (i) December 8, 2022, (ii) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on May 7, 2022, and (iii) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
Additionally, pursuant to our Bylaws, subject to certain mutual waiver rights, the shares of our Common Stock issued or that are issuable in exchange for Legacy Solid Power securities or options may not be transferred, and the holder thereof may not make a public announcement of any intention to transfer any such shares of Common Stock, before the earliest of (a) June 6, 2022, (b) the termination, expiration or waiver of the Founder Shares Lock-up Period, and (c) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in the holders of our Common Stock having the right to exchange their Common Stock for cash, securities or other property.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our Common Stock and Warrants acquired in this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, under U.S. federal gift and estate tax rules, or under any applicable tax treaty. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•
banks, insurance companies, or other financial institutions;

•
persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•
tax-exempt accounts, organizations, or governmental organizations;

•
pension plans and tax-qualified retirement plans;

•
controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•
brokers or dealers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•
persons that own, or are deemed to own, more than 5% of our Common Stock (except to the extent specifically set forth below);

•
certain former citizens or long-term residents of the United States;

•
partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;

•
persons who hold our Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•
persons who hold or receive our Common Stock or Warrants pursuant to the exercise of any option or otherwise as compensation;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Stock or Warrants being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•
persons who do not hold our Common Stock or Warrants as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•
persons deemed to sell our Common Stock or Warrants under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other flow-through entity holds our Common Stock or Warrants, the tax treatment of a partner in the partnership or owner of other such entity generally will depend on the status of the partner or owner and upon the activities of the partnership or other such entity. A partner in a partnership, or owner of other such entity, that will hold our Common Stock or Warrants should consult his, her, or its own tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock or Warrants through the partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our Common Stock or Warrants arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of our Common Stock or Warrants that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) and is:
•
an individual who is a citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•
an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury Regulations to be treated as a “United States person” within the meaning of the Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our securities that is neither a U.S. holder nor a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) for U.S. federal income tax purposes.
Tax Considerations Applicable to U.S. Holders
Distributions
If we make distributions on our Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock (determined separately with respect to each share of our Common Stock), but not below zero, and then will be treated as gain from the sale of stock as described below in “— Tax Considerations Applicable to U.S. Holders — Gain on Disposition of Common Stock.”
Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that under current law will be subject to tax at long-term capital gains rates. If the holding period requirements are not satisfied, a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at ordinary income tax rates instead of the preferential rates that apply to qualified dividend income.
Gain on Disposition of Common Stock
You generally will recognize gain or loss on the sale, taxable exchange or other taxable disposition of our Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the Common Stock so disposed of exceeds one year. The amount of gain or loss recognized generally will be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) your adjusted tax basis in its Common Stock so disposed of. Your adjusted tax basis in its Common Stock generally will equal your acquisition cost for such Common Stock (or, in the case of Common Stock received upon exercise of a Warrant, your initial basis for such Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. holders generally are eligible under current law for reduced rates of tax. If your holding period for the Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.
Exercise of a Warrant
Except as discussed below with respect to the cashless exercise of a Warrant, you generally will not recognize taxable gain or loss upon the exercise of a Warrant for cash. Your initial tax basis in the share of our Common Stock received upon exercise of the Warrant generally will be an amount equal to the sum of your acquisition cost of the Warrant and the exercise price of such Warrant. It is unclear whether your holding period for the Common Stock received upon exercise of the Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; however, in either case the holding period will not include the period during which you held the Warrants.
In certain circumstances, the Warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a Warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event, a non-realization event, or a tax-free recapitalization. You are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to your holding period and tax basis in the Common Stock received upon exercise of the Warrant.
Sale or other Disposition of a Warrant
Upon a sale, exchange (other than by exercise), redemption, or expiration of a Warrant, you will recognize taxable gain or loss in an amount equal to the difference between (1) the amount realized upon such disposition or expiration and (2) your adjusted tax basis in the Warrant. Your adjusted tax basis in its Warrants generally will equal your acquisition cost of the Warrant, increased by the amount of any constructive distributions included in income by you (as described below under “Tax Considerations Applicable to U.S. Holders — Possible Constructive Distributions”). Such gain or loss generally will be treated as long-term capital gain or loss if the Warrant is held by the U.S. holder for more than one year at the time of such disposition or expiration.
If a Warrant is allowed to lapse unexercised, you generally will recognize a capital loss equal to your adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year. The deductibility of capital losses is subject to certain limitations.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution generally should not be a taxable event. Nevertheless, a U.S. holder of Warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock that is taxable to such holders as a distribution. Such constructive distribution would be subject to tax as described above under “Tax Considerations Applicable to U.S. Holders — Distributions” in the same manner as if such U.S. holder received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.
Tax Considerations Applicable to Non-U.S. Holders
Distributions
If we make distributions on our Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Common Stock (determined separately with respect to each share of our Common Stock), but not below zero, and then will be treated as gain from the sale of stock as described below in “— Tax Considerations Applicable to Non-U.S. Holders — Gain on Disposition of Common Stock and Warrants.”
Subject to the discussions below on effectively connected income and in “— Backup Withholding and Information Reporting” and “— Tax Considerations Applicable to Non-U.S. Holders — Foreign Account Tax Compliance Act (FATCA),” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. Under applicable Treasury Regulations, the applicable withholding agent may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. In order to receive a reduced treaty rate, you must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you hold our Common Stock through a financial institution or other agent acting on your behalf, you generally will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below in “— Backup Withholding and Information Reporting” and “— Tax Considerations Applicable to Non-U.S. Holders — Foreign Account Tax Compliance Act (FATCA).” In order to obtain this exemption, you must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits and subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.
Exercise of a Warrant
The U.S. federal income tax treatment of your exercise of a Warrant generally will correspond to the U.S. federal income tax treatment of the exercise of a Warrant by a U.S. holder, as described under “— Tax Considerations Applicable to U.S. Holders — Exercise of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the tax consequences to you would be the same as those described below in “— Tax Considerations Applicable to Non-U.S. Holders — Gain on Disposition of Common Stock and Warrants.”
Gain on Disposition of Common Stock and Warrants
Subject to the discussions in “— Backup Withholding and Information Reporting” and “— Tax Considerations Applicable to U.S. Holders — Foreign Account Tax Compliance Act (FATCA),” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock or Warrants unless:
•
the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•
you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•
our Common Stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of our Common Stock or Warrants or your holding period for our Common Stock or Warrants, or the applicable testing period.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale or other disposition of our Common Stock or Warrants (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our Common Stock or Warrants, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. However, even if we are or become a USRPHC, our Common Stock and Warrants will not constitute a United States real property interest if (i) our Common Stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding Common Stock, directly, indirectly, or constructively, at all times during the applicable testing period or (ii) provided that our Warrants are regularly traded on an established securities market, you have owned, actually or constructively, more than 5% of our Warrants at any time within the within the relevant period. It is unclear how your ownership of Warrants will affect the determination of whether you own more than 5% of our Common Stock. In addition, special rules may apply in the case of a disposition of Warrants if our Common Stock is considered to be regularly traded, but our Warrants are not considered to be publicly traded. If we are a USRPHC at any time within the applicable testing period and either our Common Stock and/or Warrants are not regularly traded on an established securities market or you hold more than 5% of our outstanding Common Stock and/or Warrants, directly, indirectly, or constructively, at any time during the applicable testing period, you will generally be taxed on any gain realized upon the sale or other disposition of our Common Stock and/or Warrants in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC at any time within the applicable testing period and our Common Stock and/or Warrants are not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a URSPHC.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of shares of Common Stock for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants.” An adjustment that has the effect of preventing dilution generally should not be a taxable event. Nevertheless, you would be treated as receiving a constructive distribution from us if, for example, the adjustment increases your proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of Common Stock that would be obtained upon exercise or an adjustment to the exercise price of the Warrant) as a result of a distribution of cash to the holders of shares of our Common Stock that is taxable to such holders as a distribution. You would be subject to U.S. federal income tax withholding as described above under

“Tax Considerations Applicable to Non-U.S. Holders — Distributions” under that section in the same manner as if you received a cash distribution from us on Common Stock equal to the fair market value of such increased interest.
Foreign Account Tax Compliance Act (FATCA)
Subject to the following paragraph, the Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance with respect thereto, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our Common Stock or Warrants paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution (i) enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our Common Stock or Warrants paid to a “non-financial foreign entity” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Common Stock or Warrants.
The U.S. Treasury Department has issued proposed Treasury Regulations that, if finalized in their present form, would eliminate withholding under FATCA with respect to payments of gross proceeds from a sale or other disposition of our Common Stock or Warrants. In the preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.
Backup Withholding and Information Reporting
Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you, your name, and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends on or of proceeds from the disposition of our Common Stock or Warrants made to you may also be subject to backup withholding at a current rate of 24% and additional information reporting unless you establish an exemption, for example, by providing a properly completed IRS W-9 certifying your exemption from backup withholding or by certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding, and disposing of our Common Stock or Warrants, including the consequences of any proposed change in applicable laws.

PLAN OF DISTRIBUTION
This prospectus relates to the offer by us, and the resale of the Selling Securityholders of up to: (i) 7,666,667 shares of Common Stock issuable upon the exercise of 7,666,667 Private Placement Warrants, which are exercisable at a price of $11.50 per share and (ii) 11,666,636 shares of Common Stock issuable upon the exercise of 11,666,636 Public Warrants, which are exercisable at a price of $11.50 per share.
This prospectus also relates to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock owned by certain former stockholders of Legacy Solid Power, (ii) 19,500,000 shares of Common Stock purchased in the PIPE Financing, (iii) 5,091,169 shares of Common Stock which were issued upon the exercise of certain options to purchase shares of Common Stock held by Douglas Campbell and (iv) 7,666,667 Private Placement Warrants.
We will not receive any of the proceeds of the sale of the Securities offered by this prospectus. We will receive up to an aggregate of approximately $222.5 million, which includes the cash we received upon exercise of the options with respect to the Legacy Expiring Option Shares and assumes the exercise in full of all of the Warrants for cash. The aggregate proceeds to the Selling Securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Securities covered by this prospectus. The Selling Securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Securities to be made directly or through agents.
The Securities offered by this prospectus may be sold from time to time to purchasers:
•
directly by the Selling Securityholders;

•
through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Securityholders or the purchasers of the Securities; or

•
through a combination of any of these methods of sale.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
The Securities may be sold in one or more transactions at:
•
fixed prices;

•
prevailing market prices at the time of sale;

•
prices related to such prevailing market prices;

•
varying prices determined at the time of sale; or

•
negotiated prices.

These sales may be effected in one or more of the following transactions:
•
through one or more underwritten offerings on a firm commitment or best efforts basis;

•
settlement of short sales entered into after the date of this prospectus;

•
agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•
in privately negotiated transactions;

•
in options or other hedging transactions, whether through an options exchange or otherwise;

•
in distributions to members, limited partners or stockholders of Selling Securityholders;

•
any other method permitted by applicable law;

•
on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, including Nasdaq;

•
in the over-the-counter market;

•
in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•
any other method permitted by applicable law; or

•
through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
In connection with distributions of the Securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of the Securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may also sell the Securities short and redeliver the Securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Securities offered by this prospectus, which Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge the Securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell the Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge the Securities to a financial institution or other third party that in turn may sell the Securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the Selling Securityholders, the aggregate amount of Securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Securities by the Selling Securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our Securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.
The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Securityholders will sell any or all of the Securities under this prospectus. Further, we cannot assure you that the Selling Securityholders will not transfer, distribute, devise or gift the Securities by other means not described in this prospectus. In addition, any Securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.
The Selling Securityholders may, from time to time, pledge or grant a security interest in some shares of the Securities owned by them and, if a Selling Securityholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such shares of the Securities, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the Selling Securityholders to include the pledgee, transferee or other successors in interest as the Selling Securityholders under this prospectus. The Selling Securityholders also may transfer shares of the Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
A Selling Securityholder that is an entity may elect to make an in-kind distribution of the Securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus. To the extent that such members, partners or shareholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradable shares of the Securities pursuant to the distribution through a registration statement.
LEGAL MATTERS
The validity of the Securities offered hereby was passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.
EXPERTS
The financial statements of Solid Power as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021 appearing in this registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on their authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
The registration statement of which this prospectus forms a part, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is https://solidpowerbattery.com/. We also make available, free of charge, on our investor relations website at www.ir.solidpowerbattery.com under “SEC Filings,” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC. The information on, or that can be accessed through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Solid Power, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Solid Power, Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Denver, Colorado
March 23, 2022

Solid Power, Inc. Financial Statements
Consolidated Balance Sheets
(in thousands, except par value, share amounts, and per share amounts)
	December 31,
	2021	2020
Assets
Current Assets
Cash and cash equivalents	$513,447	$4,974
Marketable securities	75,885	—
Contract receivables	829	277
Prepaid expenses and other current assets	4,216	227
Total current assets	594,377	5,478
Property and Equipment – Net	22,082	8,481
Other Assets	602	—
Intangible Assets – Net	619	248
Total assets	$617,680	$14,207
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$4,326	$202
Current portion of long-term debt	120	1,235
Deferred revenue	500	38
Accrued and other current liabilities:
Accrued compensation	1,151	295
Accrued interest	—	13
Other accrued liabilities	2,269	61
Total current liabilities	8,366	1,844
Long-term Debt – Net of current portion	10	1,489
Warrant Liabilities	50,020	—
Convertible Notes Payable	—	3,612
Embedded Derivative Liability	—	2,817
Other Long-term Liabilities	393	321
Deferred Taxes	226	252
Total liabilities	$59,015	$10,335
Stockholders’ Equity
Common Stock, $0.0001 par value; 2,000,000,000 and 122,507,000 shares authorized; 167,557,988 and 69,885,084 shares issued and outstanding as of December 31, 2021 and 2020, respectively	17	7
Additional paid-in capital	568,183	31,492
Accumulated deficit	(9,535)	(27,627)
Total stockholders’ equity	558,665	3,872
Total liabilities and stockholders’ equity	$617,680	$14,207
See accompanying Notes to Consolidated Financial Statements.

Solid Power, Inc. Financial Statements
Consolidated Statements of Operations
(in thousands, except par value, share amounts, and per share amounts)
	For the Years Ended December 31,
	2021	2020
Revenue	$2,712	$2,103
Operating Expenses
Direct costs	3,073	1,670
Research and development	17,102	9,594
Marketing and sales	3,428	1,205
General and administrative	5,655	1,227
Total operating expenses	29,258	13,696
Operating Loss	(26,546)	(11,593)
Nonoperating Income (Expense)
Interest income	56	28
Change in fair value of warrant liabilities	51,233	—
Interest expense	(394)	(361)
Other expense	(3,602)	—
Loss from change in fair value of debt	—	(437)
Loss from change in fair value of embedded derivative liability	(2,680)	(2,817)
Gain on loan extinguishment	—	923
Total nonoperating income (Loss)	44,613	(2,664)
Pretax Income (Loss)	18,067	(14,257)
Income tax (benefit)/expense	(25)	118
Net Income (Loss)	$18,092	$(14,375)
Premium paid on repurchase of redeemable convertible preferred stock	(5,436)	—
Net Income (Loss) attributable to Common Stockholders	$12,656	$(14,375)
Basic earnings (loss) per share	0.13	(0.21)
Diluted earnings (loss) per share	0.11	(0.21)
Weighted average shares outstanding – basic	95,477,472	69,228,444
Weighted average shares outstanding – diluted	114,910,129	69,228,444
See accompanying Notes to Consolidated Financial Statements.

Solid Power, Inc. Financial Statements
Consolidated Statements of Stockholders’ Equity
(in thousands, except par value, share amounts, and per share amounts)
		Common Stock
	Mezzanine Equity	Shares	Amount	Additional paid-in capital	Accumulated deficit	Total Stockholders’ Equity
Balance – December 31, 2019	$29,096	7,213,730	1	$—	$(16,197)	$(16,196)
Retroactive application of recapitalization	(29,096)	61,573,943	6	26,145	2,945	$29,096
Adjusted Balance Beginning of Period	$—	68,787,673	$7	$26,145	$(13,252)	$12,900
Net income (loss)	—	—	—	—	(14,375)	(14,375)
Bank warrant issuance	—	—	—	16	—	16
Beneficial Conversion feature on convertible debt	—	—	—	5,125	—	5,125
Stock options exercised	—	1,097,370	—	24	—	24
Stock-based compensation expense	—	—	—	182	—	182
Balance – December 31, 2020	$—	69,885,043	$7	$31,492	$(27,627)	$3,872
Net income (loss)	—	—	—	—	18,092	18,092
Business Combination, net of redemptions and transaction costs of $47,888	—	63,039,829	6	394,587	—	394,593
Beneficial Conversion feature on convertible debt	—	—	—	4,875	—	4,875
Redemption of Series A-1 redeemable preferred stock*-	—	(1,065,432)	—	(6,041)	—	(6,041)
Issuance of Series B redeemable preferred stock net of issuance costs of $4,511 and settlement of associated convertible preferred stock liability*	—	27,930,997	3	140,436	—	140,439
Warrants exercised	—	6,606,621	1	14	—	15
Stock options exercised	—	1,160,930	—	106	—	106
Stock-based compensation expense	—	—	—	2,714	—	2,714
Balance – December 31, 2021	$—	167,557,988	$17	$568,183	$(9,535)	$558,665

*
Legacy Solid Power preferred stock transactions converted to common with recast at Business Combination.

See accompanying Notes to Consolidated Financial Statements.

Solid Power, Inc. Financial Statements
Consolidated Statements of Cash Flows
(in thousands, except par value, share amounts, and per share amounts)
	For the Years Ended December 31,
	2021	2020
Cash Flows from Operating Activities
Net income (loss)	$18,092	$(14,375)
Adjustments to reconcile net income (loss) to net cash and cash equivalents from operating activities:
Depreciation and amortization	2,360	2,067
Loss on sale of property and equipment	11	7
(Gain) on extinguishment of debt	—	(923)
Stock compensation expense	2,714	182
Stock warrant issue	—	16
Deferred taxes	(25)	118
Warrant liabilities	(51,233)	—
Accrued interest on convertible notes payable to be paid in kind	—	165
Non-cash interest expense on convertible notes payable	263	437
Loss from change in fair value of embedded derivative liability	2,680	2,817
Changes in operating assets and liabilities that provided (used) cash and cash equivalents:
Contract receivables	(552)	(248)
Due from related party	—	244
Prepaid expenses and other current assets	(3,865)	23
Accounts payable	778	(120)
Deferred revenue	462	(421)
Accrued and other liabilities	2,801	77
Deferred rent	74	(61)
Net cash and cash equivalents used by operating activities	(25,440)	(9,995)
Cash Flows from Investing Activities
Purchases of property and equipment	(12,617)	(1,020)
Purchase of marketable securities	(75,885)	—
Purchases of intangible assets	(381)	(40)
Net cash and cash equivalents used by investing activities	(88,883)	(1,060)
Cash Flows from Financing Activities
Proceeds from debt	960	923
Proceeds from issuance of Series B preferred stock	135,579	—
Preferred Stock Issuance Costs	(4,511)	—
Payments of debt	(3,557)	(676)
Proceeds from issuance of convertible note payable	4,875	5,125
Proceeds from exercise of Common Stock options	106	23
Proceeds from exercise of Common Stock warrants	15	—
Business Combination, net of transaction costs	495,370	—
Redemption of preferred stock	(6,041)	—
Net cash and cash equivalents provided by financing activities	622,796	5,395
Net Increase (Decrease) in Cash and Cash Equivalents	508,473	(5,660)
Cash and Cash Equivalents – Beginning of year	4,974	10,634
Cash and Cash Equivalents – End of year	513,447	4,974
Supplemental Cash Flow Information – Cash paid for interest	$144	$351
Supplemental Cash Flow Information – (Gain) on extinguishment of PPP loan	$—	$(923)
Supplemental Cash Flow Information – Net Assets acquired in Business Combination	$(100,697)	$—
See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Years Ended December 31, 2021 and 2020
Note 1 — Nature of Business
Solid Power, Inc. (the “Company”), headquartered in Louisville, Colorado, is developing all-solid-state battery cell technology primarily for the electric vehicle market. The Company’s planned business model is to license its all-solid-state battery cell designs and manufacturing know-how to top tier battery manufacturers or automotive original equipment manufacturers and to sell its sulfide-based solid electrolyte for incorporation into all-solid-state battery cells. As of December 31, 2021, and 2020, the Company has not derived material revenue from its principal business activities.
On December 8, 2021 (the “Closing Date”), the Company (f/k/a Decarbonization Plus Acquisition Corporation III (“DCRC”)) consummated its previously announced business combination pursuant to the Business Combination Agreement and Plan of Reorganization, dated June 15, 2021 (as amended, the “Business Combination Agreement”), among the Company, DCRC Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of DCRC (“Merger Sub”), and Solid Power Operating, Inc., a Colorado corporation (f/k/a Solid Power, Inc., “Legacy Solid Power”). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Solid Power, with Legacy Solid Power surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). See Notes 2 and 3.
Note 2 — Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The Consolidated Financial Statements of the Company have been prepared on the basis of generally accepted accounting principles in the United States (“GAAP”). The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. Actual results could differ from those estimates. All amounts presented in the footnotes are in thousands, except share and per share amounts.
Pursuant to the Business Combination Agreement, the merger between Merger Sub and Legacy Solid Power was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, DCRC was treated as the “acquired” company and Legacy Solid Power is treated as the acquirer for financial reporting purposes.
Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Legacy Solid Power issuing stock for the net assets of DCRC, accompanied by a recapitalization. The net assets of DCRC are stated at historical cost, with no goodwill or other intangible assets recorded.
The consolidated assets, liabilities, and results of operations prior to the Reverse Recapitalization are those of Legacy Solid Power. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on the Exchange Ratio (defined below).
The Consolidated Financial Statements include accounts of the Company and its wholly owned subsidiary, Solid Power Operating, Inc. All intercompany balances and transactions have been eliminated in consolidation.
The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern.
Segment Reporting
The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented as a single entity for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of common stock prior to the Business Combination, valuation of stock warrants, and useful lives of long-term assets, among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021 and periodically throughout the year, the Company’s cash accounts exceeded federally insured limits.
Marketable Securities
The Company’s investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company’s policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.
These securities are carried at estimated fair value with unrealized holding gains and losses included in other comprehensive loss in stockholders’ deficit until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.
Contract Receivables
Contract receivables consist of amounts due from government entities and commercial contractors. Included within contract receivables are amounts for work performed but not billed of $310 and $224 as of December 31, 2021 and 2020, respectively. Management considers all contract receivables collectible, and therefore, an allowance for doubtful accounts has not been recorded at December 31, 2021 and 2020.
Credit Risk and Major Customers
The Company grants credit in the normal course of business to government entities and commercial contractors in the United States. The Company periodically performs credit analyses and monitors the financial condition of its customers to reduce credit risk. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support contract receivables.
During the year ended December 31, 2021, four customers accounted for 87% percent of total revenue. Two customers accounted for 58% of total contract receivables at December 31, 2021.
During the year ended December 31, 2020, three customers accounted for 81% percent of total revenue. One customer accounted for 18% percent of total contract receivables at December 31, 2020.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of security deposits, prepaid Directors and Officers insurance and other minor miscellaneous expenses paid in advance.
Property and Equipment
Property and equipment are recorded at cost. The Company capitalizes property and equipment with useful lives exceeding one year. Assets are depreciated over their estimated useful lives. The straight-line method is used for computing depreciation and amortization. Depreciation and amortization expenses are recorded within the Direct costs and Research and development line items in the Consolidated Statements of Operations. Cost of maintenance and repairs are charged to expense when incurred. Construction in progress related to specialized equipment will be reclassified as Property and equipment and depreciated, once placed in service.
Depreciable Life – Years
Commercial production equipment	5 years
Laboratory equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Leasehold improvements	Lesser of asset life or lease term
Intangible Assets
Intangible assets consist of licenses and costs incurred for pending patents and pending trademarks. Licenses consist of rights to use patents and are amortized over their estimated useful life of 3 to 20 years. Patent and trademark costs are amortized over an estimated useful life upon award by the United States Patent and Trademark Office or expensed if the Company is unsuccessful in securing an issued patent. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment if events or circumstances indicate an impairment may have occurred at least annually.
Deferred Rent
The Company has entered into operating lease agreements for its corporate office and production facility, which contain provisions for future rent increases or periods in which rent payments are reduced. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is reflected in Other Long-term Liabilities in the accompanying Consolidated Balance Sheets. Deferred rent also includes the unamortized portion of landlord-financed tenant improvement allowances, which are amortized on a straight-line basis over the lease term as a reduction in rent expense.
Stock-based Compensation
The Company recognizes expenses for employee services received in exchange for stock-based compensation based on the grant date fair value of the awards. The determination of the estimated fair value of stock-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by the Company’s stock price, as well as assumptions regarding risk-free rate, dividend yield, and the historical volatility of comparable entities. Stock-based compensation is recorded as an expense only for those awards that are expected to vest. Compensation cost is recognized on a straight-line basis over the requisite vesting service period and is allocated ratably within Operating Expenses in the Consolidated Statements of Operations.
Revenue
The Company records the elements of its joint development agreements that represent joint operating activities in accordance with Accounting Standards Codification (ASC) Topic 808, Collaborative Arrangements. Accordingly, the elements of the joint development agreements that represent activities in which both parties are active participants and to which both parties are exposed to the significant risks and rewards that are dependent on the commercial success of the activities are recorded as collaborative arrangements. The Company considers the guidance in ASC 606-10-15, Revenue from Contracts with Customers — Scope and Scope Exceptions, in determining the appropriate treatment for the transactions between the Company and its partners and the transactions between the Company and third parties. Generally, the classification of transactions under the joint development agreements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants. The Company recognizes collaborative revenue from cost contracts on the basis of costs incurred during the period and cost plus fixed-fee contracts on the basis of costs incurred during the period plus the fee earned. Contract costs include all direct labor, subcontract, material, and indirect costs related to the contract performance that are allowable under contract provisions.
Unbilled receivables are included in contract receivables and represent revenue recognized for which billings have not yet been presented to customers. Deferred revenue represents billings in advance of revenue recognized. Deferred revenue as of December 31, 2021 and 2020 was $500 and $38, respectively.
Beneficial Conversion Feature and Embedded Derivatives
The beneficial conversion feature (the “BCF”) of a convertible note is normally characterized as the convertible portion or feature of certain notes payable that provide a rate of conversion that is below market value or in-the-money when issued. For convertible debt where the rate of conversion is below market value, the Company records a BCF and related debt discount. When Legacy Solid Power recorded a BCF, the intrinsic value of the BCF was recorded in equity to Additional paid-in capital and the difference between the debt proceeds and the BCF was a debt discount against the face amount of the respective debt instrument and amortized to interest expense over the life of the debt. A separate embedded derivative was recognized as a derivative liability that was subsequently adjusted to fair value at each Consolidated Balance Sheet date.
Embedded derivatives that are required to be bifurcated from the underlying debt instrument (i.e., host) are accounted for and valued as separate financial instruments. Legacy Solid Power evaluated the terms and features of its 2020 convertible promissory notes (as defined below) and identified embedded derivatives requiring bifurcation and accounting at fair value, using the valuation techniques mentioned in the Fair Value Measurements section of this Note, because the economic and contractual characteristics of the embedded derivatives met the criteria for bifurcation and separate accounting due to the instruments containing mandatory redemption features that were not clearly and closely related to the debt host instrument.
Warrant Liabilities
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. Warrants recorded as equity are recorded at their relative fair value determined at the issuance date and remeasurement is not required. Warrants recorded as liabilities are recorded at their fair value, within Warrant Liabilities on the Consolidated Balance Sheets and are remeasured on each reporting date with changes recorded in Change in fair value of warrant liabilities on the Company’s Consolidated Statements of Operations.
Fair Value Measurements
The Company applies fair value accounting for selected financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance ASC Topic 820 Fair Value Measurement established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1 —
inputs include quoted market prices in an active market for identical assets or liabilities.

Level 2 —
inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

Level 3 —
inputs are unobservable and corroborated by little or no market data.

See Note 8- Fair Value Measurement for information about the assumptions that the Company used to measure the fair value for the respective financial assets and liabilities.
Research and development
Research and development expenditures of approximately $17,102 and $9,594 in 2021 and 2020, respectively, were charged to expense as incurred.
Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the Consolidated Financial Statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the Consolidated Financial Statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence. The Company records deferred tax assets and associated valuation allowances, when appropriate, to reflect amounts more likely than not to be realized based upon Company analysis. Please refer to Note 17 — Income Taxes for additional disclosure. The Company’s temporary differences result primarily from accruals and reserves, depreciation of property and equipment, stock compensation, deferred rent, and net operating loss (NOL) carryovers.
The Company accounts for any uncertainty in income taxes by recognizing the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company measures the tax benefits recognized in the Consolidated Financial Statements from such a position based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. After evaluating the tax positions taken, none are considered to be uncertain as of December 31, 2021 and 2020. Interest and penalties associated with tax positions are recorded in the period assessed as General and administrative on the Consolidated Statement of Operations. No interest or penalties have been assessed during the years ended December 31, 2021 and 2020.
Net Earnings (Loss) per Share of Common Stock
Basic net earnings (loss) per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. As the Company has reported net income in 2021, diluted earnings per share reflects any dilutive effect of stock options and warrants but as the Company reported a net loss in 2020, all potentially dilutive securities including options and warrants, are antidilutive and accordingly, basic net loss per share equals diluted loss per share.
Mezzanine Equity
In accordance with ASC 480, Legacy Solid Power’s Series A-1 Preferred Stock and Series B Preferred Stock (collectively, “Preferred Stock”) prior to the Business Combination were classified as mezzanine equity as the Preferred Stock included redemption features that were not solely within control of Legacy Solid Power.
Immediately prior to the consummation of the Business Combination, 14,069,187 shares of Legacy Solid Power Series A-1 Preferred Stock and 8,777,812 shares of Legacy Solid Power Series B Preferred Stock, which represented all of the then-outstanding shares of Preferred Stock, converted to Legacy Solid Power common stock on a one-to-one basis. At the Closing (as defined below), such shares of Legacy Solid Power common stock were exchanged for shares of Solid Power Common Stock based on the Exchange Ratio.
Upcoming Accounting Pronouncements
Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), followed by other related ASUs that provided targeted improvements and additional practical expedient options (collectively

“ASU 2016-02”). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to recognize a ROU asset and lease liability on the Consolidated Balance Sheet for all leases. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the Consolidated Statements of Operations.
ASU 2016-02 was effective for fiscal years beginning after December 15, 2021. The standard is effective for the Company on January 1, 2022. The Company expects that this standard will have a material effect on its Consolidated Financial Statements. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on its Consolidated Balance Sheet for its office and equipment operating leases; and (2) the requirement to provide significant new disclosures about its leasing activities. On adoption, the Company currently expects to recognize additional operating liabilities, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. As the Company completed the Business Combination in late 2021, ASU 2016-13 will be effective for the Company starting fiscal years beginning January 1, 2022. The Company is currently assessing the impact of ASU 2016-13 on its Consolidated Financial Statements. The impact to the Company is expected to be immaterial.
Income taxes
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which aims to reduce complexity in accounting standards by improving certain areas of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) without compromising information provided to users of financial statements. ASU 2019-12 is effective for public entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As the Company completed the Business Combination in late 2021, ASU 2016-13 will be effective for the Company starting fiscal years beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the impact, if any, that the updated standard will have on the consolidated financial statements.
Note 3 — Business Combination
Legacy Solid Power was deemed the accounting acquirer in the Business Combination based on the analysis of the criteria outlined in ASC 805. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Solid Power issuing stock for the net assets of DCRC, accompanied by a recapitalization. The net assets of DCRC are stated at historical cost, with no goodwill or other intangible assets recorded.
Because Legacy Solid Power was deemed the accounting acquirer, the historical Consolidated Financial Statements of Legacy Solid Power became the historical Consolidated Financial Statements of the combined company. As a result, the Consolidated Financial Statements reflect (i) the historical operating results of Legacy Solid Power prior to the Business Combination; (ii) the combined results of the Company and Legacy Solid Power following the closing of the Business Combination (“Closing”); (iii) the assets and liabilities of Legacy Solid Power at their historical cost; and (iv) the Company’s equity structure for all periods presented as discussed below.
In accordance with guidance applicable to the Business Combination, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s Common Stock, $0.0001 par value per share issued to Legacy Solid Power’s stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Solid Power redeemable convertible preferred stock and common stock prior to the Business Combination have been retroactively restated to reflect the Exchange Ratio. Activity within the Consolidated Statements of Stockholders’ Equity for the issuances and repurchases of Legacy Solid Power’s redeemable convertible preferred stock were also retroactively converted to Legacy Solid Power common stock.
In connection with the Closing, and subject to the terms and conditions of the Business Combination Agreement, each outstanding share of Legacy Solid Power’s common stock (including shares of Legacy Solid Power common stock issued upon the conversion of each share of Legacy Solid Power’s Preferred Stock immediately prior to the Closing) was canceled and converted into the right to receive the number of shares of the Company’s Common Stock (as defined below) based on an Exchange Ratio equal to approximately 3.182 (the “Exchange Ratio”), and each outstanding Legacy Solid Power option issued under Legacy Solid Power’s 2014 Equity Incentive Plan (the “2014 Plan”) was converted into a Company option based on the Exchange Ratio applicable to shares of Legacy Solid Power common stock, each in accordance with the terms of the Business Combination Agreement. At the Closing, the Company issued an aggregate of 104,518,159 shares of Common Stock to the equity-holders of Legacy Solid Power and the Legacy Solid Power option-holders’ held options in the Company to receive an aggregate 34,407,949 shares of Common Stock, subject to payment of the applicable exercise price and, in certain circumstances, vesting obligations.
Furthermore, in connection with the Business Combination, (i) all shares of DCRC’s Class A common stock prior to the Business Combination were re-designated as “Common Stock, par value $0.0001 per share” of the Company (“Common Stock”) and (ii) all 39,829 shares of DCRC’s Class B common stock were converted, on a one-for-one basis, into an equivalent number of shares of the Company’s Common Stock. On the Closing Date, a number of purchasers, purchased from DCRC an aggregate of 19,500,000 shares of the Company’s Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $195,000 (the “PIPE Financing”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into on June 15, 2021 or October 27, 2021.
Prior to the Closing, DCRC had $1,500 outstanding under working capital loans from Decarbonization Plus Acquisition Sponsor III LLC (the “Sponsor”), which, in connection with the Closing, the Sponsor elected to convert into warrants to purchase 1,000,000 shares of Common Stock at a price of $1.50 per share, which are included in the 7,666,667 Private Placement Warrants (as defined below).
The following table reconciles the elements of the Business Combination to the Consolidated Statements of Cash Flows and the Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2021:
Business Combination
Cash – DCRC trust and cash, net of redemptions	$347,914
Cash – PIPE Financing	195,000
Cash – Sponsor Funds	264
Non-cash net assets acquired from DCRC	(100,697)
Less: transaction costs and advisory fees for Legacy Solid Power allocated to equity	(5,991)
Less: transaction costs and advisory fees for DCRC	(41,897)
Net Business Combination	$394,593
Add: non-cash net assets acquired from DCRC	100,697
Add: accrued transaction costs and advisory fees	80
Net cash contributions from Business Combination	$495,370
Non-cash net assets acquired from DCRC include the fair value of acquired Common Stock warrants of ($101,253).

The following table sets forth the number of shares of Common Stock outstanding immediately following the consummation of the Business Combination:
Number of Shares
DCRC Class A common stock outstanding prior to Business Combination	43,710,000
DCRC Class B common stock outstanding prior to Business Combination	40,000
Less: redemption of DCRC Class A common stock	(210,171)
Shares of Common Stock issued in PIPE Financing	19,500,000
Shares of Common Stock issued to Legacy Solid Power shareholders	104,518,159
Total shares of Common Stock outstanding immediately after Business Combination	167,557,988
Note 4 — Property and Equipment
Property and equipment are summarized as follows:
	2021	2020
Commercial production equipment	$9,139	$6,198
Laboratory equipment	1,316	1,306
Leasehold improvements	4,674	4,662
Computer equipment	416	181
Furniture and fixtures	321	168
Construction in progress	12,684	111
Total cost	28,550	12,626
Accumulated depreciation	(6,468)	(4,145)
Net property and equipment	$22,082	$8,481
Depreciation and amortization expense related to property and equipment for the years ended December 31, 2021 and 2020 was $2,351 and $2,066, respectively. Depreciation and amortization expenses are allocated ratably across operating expenses on the accompanying Consolidated Statements of Operations. Depreciation expenses for dedicated laboratory equipment and commercial production equipment are charged to Research and development; other depreciation and amortization expenses are included in the Company’s overhead and are allocated across operating expenses on the accompanying Consolidated Statements of Operations based on Company personnel costs incurred.
The Company is expanding its cell production capabilities through the construction of a second dry room and installation of a second cell-production line, which is expected to be able to produce larger format all-solid-state battery cells as part of the automotive qualification process. The Company expects to complete this construction in 2022. Construction in progress related to these efforts was $6,875 and $111 as of December 31, 2021 and December 31, 2020, respectively.
The Company is expanding its sulfide-based solid electrolyte production at a second location. Scaling this production will allow it to produce larger quantities of electrolyte material required to feed the cell-production line and continue research and development efforts. The Company expects to complete construction in late 2022. Construction in progress related to these efforts was $943 as of December 31, 2021.
As of December 31, 2021, Construction in progress also contains $4,866 related to progress payments made to vendors for customized equipment, in connection with the expansions described above, that will be recorded as Property and Equipment upon being received and placed in service.

Note 5 — Intangible Assets
Intangible assets of the Company on December 31, 2021 and 2020 are summarized as follows:
	2021		2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Licenses	$149	$(42)	$147	$(33)
Patents pending	503	—	125	—
Trademarks	9	—	9	—
Trademarks pending	—	—	—	—
Total amortized intangible assets	$661	$(42)	$281	$(33)
Amortization expense for intangible assets totaled $9 for the years ended December 31, 2021 and 2020. Useful lives of intangible assets range from 3 to 20 years.
Note 6 — Long-term Debt
Long-term debt at December 31 is as follows:
	2021	2020
Various equipment notes payable to banks in monthly installments ranging from $1 to $2, including interest at 6.255 percent to 12.18 percent maturing from April 2022 through December 2022. The notes are collateralized by the financed equipment and guaranteed by a stockholder of the Company.	$130	$270
Note payable to a bank in monthly installments beginning on January 1, 2020 of $91, plus interest at the greater of 6.00 percent per annum or the prime rate plus 1.00 percent through December 7, 2021, the date the note was settled.	—	2,454
Total	130	2,724
Less current portion	120	1,235
Long-term portion	$10	$1,489
The balance of the above debt matures as follows:
Years Ending	Amount
2022	120
2023	8
2024	2
Total	$130
Note Payable
On December 7, 2021, prior to the Business Combination, the Company used available cash to pay off the outstanding balance and remaining fees of a note payable to a commercial bank. The Company was subject to certain restrictive covenants as of the years ended December 31, 2020 and remaining reporting periods in 2021 under the terms of the note payable. The note payable contained customary representations, warrants and covenants. As of December 31, 2020, the note payable required the Company to maintain an adjusted quick ratio at the last day of each month of not less than 1.25. The adjusted quick ratio was defined as cash plus net accounts receivable divided by current liabilities net of deferred revenue. The note payable financial covenants required the Company to maintain $1,750 in unrestricted and unencumbered cash in accounts with the bank beginning December 31, 2020 through the remaining term of the note payable.

The Company was in compliance with all financial covenants as of December 31, 2020, and each subsequent reporting date through the loan payoff on December 7, 2021.
Interest expense on long-term debt for 2021 and 2020 was $131 and $196, respectively.
Note 7 — Convertible Notes Payable
2020 Convertible Promissory Notes
On December 10, 2020 and December 18, 2020, the Company issued unsecured convertible promissory notes to investors in the total principal amount of $5,125, and on February 4, 2021, and March 1, 2021, the Company issued additional unsecured convertible promissory notes to investors in the total principal amount of $4,875, as part of a single financing (collectively, the “2020 Notes”). The 2020 Notes accrued interest at eight percent per annum. The 2020 Notes were converted into 1,007,965 shares of Legacy Solid Power Series B Preferred Stock on May 5, 2021, in conjunction with the closing of the Legacy Solid Power Series B Preferred Stock (“Series B Financing”). The outstanding balance on the 2020 Notes, including accrued interest, was $10,228 when the 2020 Notes were converted to Legacy Solid Power Series B Preferred Stock. Interest expense for 2021 and 2020 was $210 and $15, respectively, for the 2020 Notes. The principal of the 2020 Notes was included in Additional paid-in capital and the fair value of the embedded derivative was recorded as a liability on the Legacy Solid Power’s Consolidated Balance Sheet. The fair value of the embedded derivative was $5,497. This balance was transferred, along with the accrued interest, to mezzanine equity upon conversion of the 2020 Notes to Series B Preferred Stock in conjunction with the Series B Financing.
2020 Convertible Promissory Notes Embedded Derivative
The 2020 Notes contained the following embedded derivatives: (i) a share settled redemption upon Qualified Financing; (ii) share settled redemption upon De-SPAC and; (iii) share settled redemption at maturity.
Embedded derivatives are separated from the host contract and carried at fair value when: (a) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract; and (b) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument. The Company has concluded that certain embedded derivatives within the 2020 Notes meet these criteria and, as such, must be valued separate and apart from the 2020 convertible promissory notes as one embedded derivative and recorded at fair value each reporting period.
See Note 8 — Fair Value Measurement for information about the assumptions that the Company used to measure the fair value of the embedded derivative.
2019 Convertible Promissory Notes
On December 4, 2019, the Company issued an unsecured convertible promissory note to an investor in the principal amount of $3,000 (the “2019 Note,” and together with the 2020 Notes, the “Convertible Promissory Notes”). The 2019 Note accrued interest at 5 percent per annum. The 2019 Note converted into 254,899 shares of Legacy Solid Power Series B Preferred Stock, in conjunction with the Series B Financing. Upon this conversion, the 2019 Note converted to Series B Preferred Stock at a 30 percent discount. See Note 8 — Fair Value Measurement for information about the assumptions that the Company used to measure the fair value of the 2019 Note. At December 31, 2020, the outstanding balance on the 2019 Note was $3,612. For the years ended December 31, 2021 and 2020, interest expense of $53 and $150 was incurred related to the 2019 Note, respectively.
For all debt instruments, including any for which the Company has elected fair value accounting, the Company classifies interest that has been accrued during each period as Interest expense on the Consolidated Statements of Operations.
Note 8 — Fair Value Measurements
The Company considers all highly liquid instruments with original maturities of less than 90 days to be cash equivalents. As of December 31, 2021, there were no long term marketable securities.

The carrying amounts of certain financial instruments, such as cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their relatively short maturities.
The fair value of debt instruments for which the Company has not elected fair value accounting is based on the present value of expected future cash flows and assumptions about the then-current market interest rates as of the reporting period and the creditworthiness of the Company. The book values of the Company’s long-term debt approximate fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index. Most of the Company’s debt is carried on the Consolidated Balance Sheets on a historical cost basis net of unamortized discounts and premiums because the Company has not elected the fair value option of accounting. Changes to the inputs used in these valuation models can have a significant impact on the estimated fair value of the Convertible Promissory Notes and the Company’s embedded derivatives.
Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis
As discussed in Note 7, all Convertible Promissory Notes were converted to Legacy Solid Power Series B Preferred Stock in May 2021. As of December 31, 2021 and 2020, the Company’s financial liabilities measured and recorded at fair value on a recurring basis were classified within the fair value hierarchy as follows:
	2021
	Level 1	Level 2	Level 3	Total
Assets
Commercial Paper	$33,275	$—	$—	$33,275
Corporate Bonds	$39,593	$—	$—	$39,593
Government Bonds	$3,017	$—	$—	$3,017
Liabilities
Public Warrants	$26,483	$—	$—	$26,483
Private Warrants	$—	$23,537	$—	$23,537
	2020
	Level 1	Level 2	Level 3	Total
Liabilities
2020 Convertible Promissory Notes Embedded Derivative	$—	$—	$2,817	$2,817
2019 Convertible Promissory Notes	$—	$—	$3,612	$3,612
The fair value of the Company’s marketable securities as of December 31, 2021 approximated original purchase price, as a result the Company deemed the fair value adjustment immaterial for reporting purposes. The Company had no marketable securities at December 31, 2020.
There were no transfers in and out of Level 3 fair value hierarchy during the years ended December 31, 2021 and 2020.
Fair Value Methodology
2020 Notes Embedded Derivative
The fair value of the 2020 Notes was estimated using the present value of probability weighted scenario analysis, considering the as-converted value and the downside protection. The embedded derivative is valued using a “with-and-without method,” where the value of the 2020 Notes, including the embedded derivative, is defined as the “with”, and the value of the 2020 Notes, excluding the embedded derivative, is defined as the “without.” This method estimates the value of the embedded derivative by comparing the difference in the values between the 2020 Notes with the embedded derivative and the value of the 2020 Notes, without the embedded derivative. The probability weighted scenario analysis requires the following inputs: (i) probability of qualified financing, maturity, and other contingent scenarios; (ii) equity value; (iii) conversion price; (iv) maturity date; (v) risk-free interest rate; and (vi) estimated volatility. The changes during the twelve months ended December 31, 2021 in the fair values of the embedded derivatives are primarily related to the change in the value of the conversion features and are reflected in the Consolidated Statements of Operations as “Loss from change in fair value of embedded derivative liability.”
Fair Value of Debt — 2019 Note
The 2019 Note was converted to Legacy Solid Power Series B Preferred Stock in May 2021. At December 31, 2020, the contractual outstanding principal of the 2019 Note was $3,000, and the fair value was $3,612. The fair value was estimated using the present value of probability weighted scenario analysis, considering the as-converted value and the downside protection. The probability weighted scenario analysis requires the following inputs: (i) probability of qualified financing, maturity and other contingent scenarios; (ii) equity value; (iii) conversion price; (iv) maturity date; (v) risk-free interest rate; and (vi) estimated volatility.
Fair Value of Other Financial Instruments
The following table provides the estimated fair value of financial instruments that are not recorded at fair value in the Consolidated Balance Sheets:
	December 31, 2020
	Principal Amount	Fair Value
APIC:
2020 Convertible Promissory Notes	$5,125	$7,424
The fair value of the 2020 Notes at December 31,2020 was estimated using the present value of probability weighted scenario analysis, considering the as-converted value and the downside protection and is classified as Level 3 in the fair value hierarchy.
Fair Value of Stock
Warrants
The fair value of the Private Placement Warrants (defined below) have been estimated using a Black-Scholes model as of the Closing Date and subsequently as of the December 31, 2021 Consolidated Balance Sheet date. The fair value of the Public Warrants (defined below) has been measured based on the quoted price of such warrants on the Nasdaq Stock Market, a Level 1 input. The estimated fair value of the Private Placement Warrants is determined using Level 2 inputs. Inherent in a Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. Material increases (or decreases) in any of those inputs may result in a significantly higher (or lower) fair value measurement. The Company estimates the volatility of its Private Placement Warrants based on implied volatility from the Company’s Public Warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend yield is based on the historical rate, which the Company anticipates remaining at zero. Refer to Note 9 for additional details on the Company’s warrant liabilities.
The following table provides quantitative information regarding Level 2 inputs used in the recurring valuation of the Private Placement Warrants as of their measurement dates:

	December 8, 2021	December 31, 2021
Exercise Price	$11.50	$11.50
Stock Price	$13.01	$8.74
Volatility	48.4%	48.9%
Term	5	4.94
Risk-free rate	1.26%	1.24%
The following table provides a reconciliation of the Private Placement Warrants measured at fair value using Level 2 significant unobservable inputs (in thousands):
2021
December 8, 2021	$6.07
Change in fair value	$(3.00)
December 31, 2021	$3.07
Note 9 — Common Stock Warrant Liabilities
At the Closing, the Company had outstanding 11,666,636 publicly traded warrants (“Public Warrants”) and 7,666,667 private placement warrants (the “Private Placement Warrants”). Each whole warrant (the Public Warrants and Private Placement Warrants, collectively, the “Warrants”) entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. The Warrants became exercisable on January 7, 2022 and will expire on December 8, 2026 or earlier upon redemption or liquidation.
The Company may redeem the outstanding Warrants for cash (except as described herein with respect to the Private Placement Warrants) in whole and not in part, at a price of $0.01 per Warrant, upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and if, and only if, the last sale price of the Company’s Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.
None of the Private Placement Warrants will be redeemable by the Company so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees.
The Company may redeem the outstanding Warrants (described as a Make-Whole Exercise) (except as described above with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.10 per Warrant, provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares of Common Stock determined in part by the redemption date and the “fair market value” of the Common Stock except as otherwise below;

•
upon a minimum of 30 days’ prior written notice of redemption;

•
if, and only if, the last sale price of the Company’s Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders; and

•
if the last sale price of the Company’s Common Stock on the trading day prior to the date on which the Company send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Warrants, as described above.

The “fair market value” of the Company’s Common Stock means the average reported last sale price of the Company’s Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Warrants. The Company classifies the outstanding Public Warrants and Private Placement Warrants as Warrant Liabilities on the Consolidated Balance Sheet in accordance with the guidance contained in ASC 815-40.
The Warrant Liabilities were initially measured at fair value upon Closing of the Business Combination for $101,253 and subsequently re-measured at December 31, 2021 for $50,020. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. The Company recognized a gain in connection with changes in the fair value of warrant liabilities of $51,233 during the period from December 8, 2021 (the Closing) to December 31, 2021.
Note 10 — Mezzanine Equity
Immediately prior to the Closing and as of December 31, 2020, Legacy Solid Power had 14,069,187 and 14,404,018 shares of Series A-1 Preferred Stock Shares outstanding. Immediately prior to the Closing, Legacy Solid Power had 8,777,812 shares of Series B Preferred Stock outstanding. Legacy Solid Power issued the Series B Preferred Stock in May 2021 in exchange for $135,579 of cash and the conversion of the Convertible Promissory Notes as discussed in Note 7. See Note 11 for a discussion of warrants issued with the Legacy Solid Power Series B Preferred Stock.
Prior to the Business Combination, the Preferred Stock had a redemption feature, at the option of the holders of a majority of the outstanding Preferred Stock, any time after April 30, 2031. The Preferred Stock was redeemable for the greater of its original issue price, plus all declared but unpaid dividends thereon, or fair value. Since the Preferred Stock had redemption provisions that were not solely within control of Legacy Solid Power, the Preferred Stock was classified prior to the Business Combination as mezzanine equity on Legacy Solid Power’s Consolidated Balance Sheets. The amount recognized was the greater of the redemption value or fair value.
Immediately prior to the Business Combination, 14,069,187 shares of Legacy Solid Power Series A-1 Preferred Stock and 8,777,812 shares of Legacy Solid Power Series B Preferred Stock were converted into shares of Legacy Solid Power common stock on a one-to-one basis. At the Closing, those shares of Legacy Solid Power common stock were exchanged for Common Stock in accordance with the Exchange Ratio.
Note 11 — Stockholders’ Equity
Common Stock
During the years ended December 31, 2021 and 2020, stock options were exercised for 1,160,930 and 1,097,370 shares of Common Stock, respectively.
Legacy Solid Power Warrants
During 2015, Legacy Solid Power issued warrants to a third party in conjunction with a licensing agreement to purchase 276,000 shares of Legacy Solid Power common stock at an exercise price of $0.00001088 per share. Management determined that equity classification is appropriate for these warrants. Legacy Solid Power recognized expense totaling $18 on the date of the grant that has been included as a component of Additional paid-in capital within the Consolidated Statements of Stockholders’ Equity. During 2020, Legacy Solid Power issued additional warrants to purchase 45,730 shares of common stock at an exercise price of $0.53 per share. Legacy Solid Power recognized expense totaling $16 on the date of the grant.
In May 2021, Legacy Solid Power issued warrants to purchase 1,755,557 shares of Legacy Solid Power common stock at an exercise price of $0.01 per share, in connection with the Series B Financing. These warrants were detachable from the Legacy Solid Power Series B Preferred Stock and in all cases would physically settle or net share settle. Therefore, Legacy Solid Power determined that these warrants represented equity in Legacy Solid Power. Prior to the Closing, all Legacy Solid Power warrants were either exercised for cash or net exercised and the holders thereof received shares of Legacy Solid Power common stock.

Note 12 — Stock Based Compensation
The fair value of stock options and other equity-based compensation issued to employees is recognized as compensation expense over the period of service that generally coincides with the vesting period of the award. The Company recognized compensation costs totaling $2,714 and $182 for the years ended December 31, 2021 and 2020, respectively, which are allocated ratably across Operating Expenses within the accompanying Consolidated Statements of Operations.
At December 31, 2021, the Company had 34,407,949 shares of Common Stock underlying stock options outstanding under the 2014 Plan. Options granted under the 2014 Plan generally had a ten-year term and vest as to 1/4th of these shares after one year after the initial date of service of a service provider and with the balance of the shares vesting in a series of 36 successive equal monthly installments following the first vesting date. The 2014 Plan was terminated upon the Closing, no additional grants will be made under the 2014 Plan. Option awards under the 2014 Plan were generally granted with an exercise price equal to the fair market value of Legacy Solid Power’s common stock at the date of grant. Certain option awards issued under the 2014 Plan provide for accelerated vesting if there is a change in control (as defined in the plan agreements).
On December 8, 2021 and in connection with the Closing, the Company adopted the Solid Power, Inc. 2021 Equity Incentive Plan (the “2021 Plan”). As of December 31, 2021, the 2021 Plan permitted the Company to grant up to 18,900,000 shares of Common Stock to its employees, directors, and consultants, as designated by the board of directors. Awards may be issued in the form of stock options, stock appreciation rights, restricted stock, and restricted stock units. The Company believes that such awards better align the interests of its employees with those of its stockholders. At December 31, 2021, no awards had been granted under the 2021 Plan.
The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the weighted-average assumptions noted in the following table. Expected volatilities are based on historical volatility of comparable companies. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
When calculating the amount of annual compensation expense, the Company has elected not to estimate forfeitures and instead accounts for forfeitures as they occur.
The fair value of each option grant during the years ended December 31, 2021 and 2020 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used:
	2021	2020
Approximate risk-free rate	1.04%	1.29%
Volatility	41.45%	43.92%
Average expected life (years)	6 years	6 years
Dividend yield	0%	0%
Weighted-average grant date fair value	$5.1	$0.84
Estimated fair value of total options granted	$25,353	$246

A summary of option activity under the 2014 Plan for the years ended December 31, 2021 and 2020 is presented below:
Options	Number of Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Term (in years)
Outstanding at January 1, 2020	23,020,981	0.06	7.06
Granted	1,719,754	0.16
Exercised	(1,097,370)	0.02
Forfeited or expired	(167,381)	0.15
Outstanding at December 31, 2020	23,475,984	0.06	6.53
Outstanding at January 1, 2021	23,475,984	0.06	6.53
Granted	12,285,359	5.10
Exercised	(1,160,930)	0.09
Forfeited or expired	(192,464)	0.84
Outstanding at December 31, 2021	34,407,949	1.86	6.98
Exercisable at December 31, 2020	18,023,695	0.04	5.96
Exercisable at December 31, 2021	19,603,474	0.05	5.21
Cash received from options exercised under the 2014 Plan for December 31, 2021 and 2020 was $106 and $23, respectively.
Future compensation costs related to the unvested portion of stock options at December 31, 2021 and 2020 was $23,307 and $593, respectively.
2021 Employee Stock Purchase Plan
The 2021 Employee Stock Purchase Plan (“2021 ESPP”) originated with 3,778,000 shares of Common Stock available for issuance. As of December 31, 2021, 3,778,000 shares remained available for issuance. Beginning on January 1, 2022, the number of shares of Common Stock available for issuance under the 2021 ESPP shall increase by an amount equal to the lesser of (i) 3,778,000 shares of Common Stock (ii) one percent (1%) of the total number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year or (iii) a number of shares of Common Stock determined by the Administrator no later than the last day of the immediately preceding fiscal year.
The 2021 ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. Substantially all employees are eligible to participate and, through payroll deductions, can purchase shares on dates determined by the administrator. However, with respect to the Section 423 Component, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of the Company’s Common Stock. The purchase price per share sold pursuant to the 2021 ESPP will be the lower of (i) 85% of the fair market value of Common Stock on the enrollment or (ii) 85% of the fair market value on the exercise date. Each offering period will span up to six months. Purchases may be up to 15% of qualified compensation, with an annual limit of $25,000.
Note 13 — Earnings Per Share
The table below reconciles basic weighted average common shares outstanding to diluted weighted average shares outstanding for December 31, 2021 and 2020. Basic earnings per share is based on the weighted average number of common shares outstanding for the period. Diluted earnings per share also includes the dilutive effect of additional potential common shares issuable from stock-based awards and are determined using the treasury stock method. Basic earnings per share represents net earnings or loss attributable to Common Stock divided by the basic weighted average number of common shares outstanding during the period. Diluted earnings per share represents net earnings divided by diluted weighted average number of common shares, which includes the average dilutive effect of all potentially dilutive securities that are outstanding during the period. The unvested stock awards, warrants, and options are included in the number of shares outstanding for diluted earnings per share calculations, unless a net loss is reported, in which situation unvested stock awards, warrants, and options are excluded from the number of shares outstanding for diluted earnings per share calculations.
	Years Ended December 31,
	2021	2020
Net Income (loss)	$18,092	$(14,375)
Premium paid on repurchase of redeemable convertible preferred stock	(5,436)	—
Net income (loss) attributable to common stockholders	$12,656	$(14,375)
Weighted average shares outstanding – basic	95,477,472	69,228,444
Weighted average shares outstanding – diluted	114,910,129	69,228,444
Basic earnings (loss) per share	$0.13	$(0.21)
Diluted earnings (loss) per share	$0.11	$(0.21)
Due to the net loss to common stockholders in 2020 presented above, diluted loss per share was computed without consideration of potentially dilutive instruments as their inclusion would have been anti-dilutive. Warrants outstanding in 2021 were not included in the computation of diluted earnings per share because the warrant’s exercise price for the period was greater than the average market price of the common shares. As of December 31, 2021 and 2020, potentially dilutive securities excluded from the diluted earnings (loss) per share calculation are as follows:
	2021	2020
Warrant Common Stock	19,333,303	1,023,745
2014 Equity Incentive Plan	—	23,476,182
Total potentially dilutive securities	19,333,303	24,499,927
Note 14 — Operating Leases
The Company leases office space under a noncancelable operating lease with a maturity date in September 2024. The lease requires the Company to pay certain taxes, insurance, utilities, and maintenance costs. In 2019, the Company amended the lease, agreeing to sublease additional space in the building, which sublease expires in December 2024. In connection with this operating lease, the Company was granted an allowance for tenant improvements as a lease incentive. Deferred lease incentive is included in Other Long-term Liabilities on the Consolidated Balance Sheets and is being amortized on a straight-line basis over the term of the lease ending in September 2024. Deferred lease incentive totaled $179 and $246 as of December 31, 2021, and December 31, 2020, respectively.
On September 1, 2021, the Company entered into an Industrial Lease Agreement with the initial term through March 31, 2029 and which contains one option to renew for five years. The Company is responsible for its proportionate share of common area maintenance, taxes, and insurance.
Total rent expense under these leases was $661 and $415 for years ended December 31, 2021 and 2020, respectively, and are charged to Operating Expenses based on personnel costs incurred in the accompanying Consolidated Statements of Operations.

Future minimum annual commitments under these operating leases are as follows:
Years Ending December 31	Amount
2022	$914
2023	1,125
2024	1,062
2025	779
Thereafter	2,699
Total	$6,579
Note 15 — Related Party Transactions
During 2020, the Company entered into a subcontractor agreement with Roccor, LLC, which was a related party until October 30, 2020. Under the subcontractor agreement, the Company provided technical support to Roccor on a government research contract. The total value of the subcontract is $331 to the Company. The period of performance commenced during 2020 and extended to late 2021. Related party revenue from Roccor was $163 for the year ended December 31, 2020.
Note 16 — Retirement Plans
The Company sponsors a 401(k) plan for all employees. The plan provides for the Company to make a discretionary matching contribution. Contributions to the plan totaled $352 and $226 for the years ended December 31, 2021 and 2020, respectively.
Note 17 — Income Taxes
The Company provides deferred U.S. federal, state, or foreign income tax benefits for all of the periods presented. The Company has also provided a valuation allowance on the net deferred tax asset because of uncertainty regarding its realizability. Realization of deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of loss carryforwards.
Deferred tax assets and liabilities arise primarily from net operating loss carryforwards and temporary differences arising from the amortization of intangible assets, depreciation on property and equipment, and various accrued liabilities.
Income taxes included in the Consolidated Statements of Operations at December 31, 2021 and 2020 are detailed below:
	December 31,
	2021	2020
Current income tax (benefit)/expense:
Federal	$—	$—
State	—	—
Deferred income tax (benefit)/expense:
Federal	(22)	96
State	(3)	22
Total income tax (benefit)/expense	(25)	118

The tables below represent a reconciliation of the statutory federal income tax expense to income tax:
	December 31,
	2021	2020
Income tax expense at the federal statutory rate	21.00%	21.00%
State income taxes – net of federal income tax benefits	(5.97)%	2.96%
Permanent Differences	0.25%	1.08%
Permanent Differences – Related to Convertible Debt	0.31%	(5.04)%
Permanent Differences – Fair Value Adjustments	(56.44)%	0.00%
Prior year provision to return	(0.03)%	(0.03)%
Net change in valuation allowance	40.73%	(20.81)%
Other	0.01%	0.00%
Total income tax (benefit)	(0.14)%	(0.84)%
For the years ended December 31, 2021 and 2020, the effective tax rate was approximately (0.14%) and (0.84%), respectively. Differences between the statutory rate and the Company’s effective tax rate resulted from changes in valuation allowance and permanent differences for tax purposes in the treatment of certain nondeductible expenses.
The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:
	December 31,
	2021	2020
Deferred tax assets:
Net operating loss	$15,591	$7,349
Stock compensation	417	1
Other	49	19
Total income tax expense (benefit)	16,057	7,369
Valuation allowance	(14,536)	(6,190)
Net deferred tax assets:	1,521	1,179
Deferred tax liabilities:
Intangibles (non-goodwill)	$—	$(2)
Property and equipment	(1,747)	(1,429)
Total deferred tax liabilities	(1,747)	(1,431)
Total net deferred tax liability	$(226)	$(252)
The ultimate realization of deferred tax assets is dependent upon the existence, or generation, of taxable income in the periods when those temporary differences and net operating loss carryovers are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryover years, projected future taxable income, available tax planning strategies, and other factors in making this assessment. Based on available evidence, management does not believe it is more likely than not that all of the deferred tax assets will be realized. Accordingly, the Company has established a valuation allowance equal to the net realizable deferred tax assets. The valuation allowance increased by $8,347 in 2021.
At December 31, 2021 and 2020, the Company had total domestic Federal net operating loss carryovers of approximately $63,391 and $29,836, respectively. Federal net operating losses generated prior to 2018 expire in 2037. Federal net operating losses generated after 2017 have an indefinite carryforward and are only available to offset 80% taxable income beginning in 2021. The determination of state NOL carryforwards is dependent upon apportionment percentages and state laws that can change from year to year and that can thereby impact the amount of such carryforwards. The majority of the state NOLs have an indefinite carryforward.

Accounting for uncertainty in income taxes is based on a recognition threshold and measurement attribute for the Consolidated Financial Statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes in its Consolidated Financial Statements only those tax positions that are more-likely-than-not to be sustained as of the adoption date, based on the technical merits of the position. Each year the Company performs a comprehensive review of its material tax positions. Our policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense.
As the Company had no uncertain tax benefits during 2021 and 2020, there was no accrued interest or penalties related to uncertain tax positions.
The 2017 through 2020 tax years remain open to examination by the Internal Revenue Service and, with few exceptions, various other state tax agencies. These taxing authorities have the authority to examine those tax years until the applicable statutes of limitations expire.
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act provided for an increased interest deduction for tax years 2019 and 2020, as well as the deferral of the employer portion of social security taxes.
Note 18 — Contingencies
In the normal course of business, the Company may be party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company. DCRC, the predecessor to the Company, received a demand letter dated August 31, 2021 from counsel purporting to represent a shareholder of DCRC alleging that the proposed vote on the Authorized Share Charter Proposal (“Proposal”) for the proposed business combination with Legacy Solid Power violated Section 242(b)(2) of the Delaware General Corporation law and demanded that DCRC provide DCRC’s Class A stockholders with a separate class vote on the Proposal. DCRC subsequently provided for the Class A stockholders to have a separate class vote on the Proposal share increase. The Proposal was approved and the Business Combination closed. The counsel who issued this demand letter made a fee demand (the “Fee Demand”) for prompting the change in the Proposal. The Company accrued a liability of $500 on its Consolidated Balance Sheets as of December 31, 2021 in anticipation of settling the Fee Demand. On March 10, 2022, the Company settled the Fee Demand for an amount that is materially consistent with our accrual.
Note 19 — Going Concern
The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred negative cash flows from operations for several years and had an accumulated deficit of $9,535 as of December 31, 2021. As the Company pursues its business plan, it expects to continue to incur negative cash flows until the mid-2020s when it expects its products are able to be commercialized and the Company begins generating significant revenues from operations.
Based on cash on hand at December 31, 2021, management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next 12 months from the date these Consolidated Financial Statements are issued.